
12025740

FIFTY YEARS PROVEN

FEDERAL REALTY INVESTMENT TRUST
2011 ANNUAL REPORT


buy buy BABY
CHILD'S PLAY

CONGRESSIONAL PLAZA
Rockville, MD

FIFTY YEARS PROVEN

For a half-century, deliberate and steady success.

Fifty years. The golden anniversary. A significant milestone in any life, including that of Federal Realty—founded fifty years ago with a singular vision: To build a dynamic retail real estate company that creates consistent value for our investors and improves the communities we serve. Considering the vast changes this half-century has seen—technological, cultural, social, economic—our solid record of success is all the more impressive. And the wisdom of our deliberate and steady approach has been proven beyond all doubt. Which makes us not merely proud of our past fifty years, but more confident than ever about our next fifty.



CONGRESSIONAL PLAZA, ROCKVILLE, MARYLAND
The first shopping center acquired by Federal Realty in 1965, Congressional Plaza has remained a mainstay of "Montgomery County's Main Street," Rockville Pike. Through multiple redevelopments and a constant focus on evolving the retail tenant mix, Congressional Plaza has consistently demonstrated Federal Realty's ongoing commitment to providing high-quality retail centers that satisfy the demands of the surrounding community.



POSITIONS THAT LAST FOR DECADES ...

"As leases expire, the Trust is able to rent space at significantly higher rates. The energy problem should have minimal effect on our properties since they are all located in urbanized areas served by public transportation."

1973 ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS,

IT'S HARD TO BELIEVE, BUT FEDERAL REALTY IS 50 YEARS OLD THIS YEAR. Since its founding in 1962 by two economists in the United States State Department, Federal Realty has been all about real estate investing in the highest quality properties with one goal in mind: to build a company that delivers long-term, sustainable, consistent, and superior returns to shareholders while improving the communities and neighborhoods in which we operate. It is the thread that has been woven through the culture of this company for the past half century. It has never changed and, while cyclical economic conditions sometimes increase the challenge, it remains our overriding vision.

As you read about Federal Realty's performance in 2011 throughout this report and elsewhere, consider the importance of that long-term focus and the stability and consistency that results. In 50 years, Federal Realty has had only three chief executives and in each case a promotion from within. In the last 10 years of my tenure, my senior team has remained fully intact. That kind of stability is incredibly helpful in a business that attempts to create real estate value over decades, not months and quarters. Decisions made in the '80s, the '90s, and certainly during the economic boom of the middle 2000s, were the largest determinant of performance in 2011 and will be well into the future. Selecting, nurturing and developing the right real estate is the key to years and years of superior performance.

Don Wood
President, CEO

OUR FIRST 50 YEARS ›



Two State Department economists, Sam Gorlitz and Daniel Lyons form Federal Realty Investment Trust, issuing 157,300 shares at $5 per share to 350 shareholders.

1962



1965

Federal Realty acquires a 22.5% interest in its first retail property–Congressional Plaza in Rockville, MD–for $1.1 million.

WILDWOOD SHOPPING CENTER
Bethesda, MD



1969

Dawn Becker
EVP, COO



Federal Realty acquires Falls Plaza for $1.3 million, primarily in the form of Trust shares.

1967

Randy Paul
VP Development
West Coast



1968

Federal Realty increases the quarterly dividend from $.09 to $.095 per share.



Federal Realty acquires Wildwood Shopping Center in Bethesda, MD.

1969

PLAZA EL SEGUNDO
El Segundo, CA


Federal Realty

LEFT TO RIGHT: *Dawn Becker, EVP, COO; Chris Weilminster, SVP Leasing; Don Wood, President, CEO; Andy Blocher, SVP, CFO; Jeff Berkes, President West Coast*

Barry Carty
VP East Coast
Acquisitions



Federal Realty shares and units (which contain one share and one warrant) are listed on NASDAQ.

1972

John Tschiderer
VP Development



1975

Federal Realty shares are moved to the American Stock Exchange and trade under the symbol FRT. Shares hit $10.

Evan Goldman
VP Development



At year-end, Federal Realty's portfolio of 1 million square feet with 154 stores did not have a single vacancy.

1976





MONTROSE CROSSING
Rockville, MD

EXECUTING THE PLAN

In 2011, we executed in spades. The acquisitions of landmark retail property—Plaza El Segundo in greater Los Angeles, Montrose Crossing in Rockville, Maryland, and Tower Shops near Fort Lauderdale, Florida—fortified our existing portfolio with over 1 million square feet of truly "A+" quality retail where our strong relationships with national and regional tenants and development capabilities can be brought to bear. That's $400 million in capital and over $22 million in annual property level cash generated by three dominant retail destinations in important existing markets for us that will grow and contribute mightily in the years to come.

We not only acquire existing property but we develop anew. The years of hard work entitling and planning mixed use developments (those with a residential and/or office component above or adjacent to the retail) at Assembly Row and Pike & Rose (currently Mid-Pike Plaza) will put us in a position to break ground on over $400 million worth of new development in the coming months in the important first-ring suburbs of Boston and Washington, D.C. The first phases of both of those projects are just that; first phases, and just the beginning of what we expect will be a decade and a half of additional opportunity through full build out.

Jan Sweetnam
VP, Western
Region COO



Federal Realty shares hit $15.

1977



1978

Federal Realty acquires Pimmit Hills (later renamed Tyson's Station), a 31,000 square foot shopping center.



Federal Realty acquires six shopping centers, totaling 1 million square feet in Pennsylvania and New Jersey, increasing real estate assets by 58%.

1980

SANTANA ROW
San Jose, CA

Don Briggs
SVP Development



Dividend rate has doubled over the last six years and is currently $0.67 per share (split adjusted).

1981

Chris Weilminster
SVP Leasing



1982

Federal Realty acquires a leasehold interest in Mid-Pike Plaza. The transaction, valued at $10 million, is the largest single acquisition in the Trust's history.


Pants Corral

Federal Realty acquires Willow Lawn Shopping Center in Richmond, Virginia.

1983




1972

LEFT TO RIGHT: *Randy Paul, VP Development West Coast; Jan Sweetnam, VP, Western Region COO; Jeff Berkes, President West Coast; Jeff Kreshek, VP Leasing West Coast*

Andy Blocher
SVP, CFO



In December 1984, Federal Realty shares begin trading on the NYSE.

1984

Wendy Seher
VP Leasing



1985

The Trust acquires five shopping centers totaling 1.5 million square feet with a value of $47 million—an all-time record thus far.

Melissa Solis
VP, Chief
Accounting Officer



Federal Realty stock hits $20.

1986



LEFT TO RIGHT: *Lisa Denson, VP Information Technology; John Hendrickson, VP, Northeast Region COO; Debbie Colson, SVP Legal Operations; Robin McBride, VP, Mid Atlantic Region COO; Wendy Seher, VP Leasing; Mike Kelleher, VP Asset Management*

POSITIONS THAT LAST FOR DECADES ...

"In general, the closing of stores by our tenants causes short-term disruptions in the Trust's revenues; however, given the quality and prime locations of our centers, turnover of long-term, below-market leases can provide opportunities to strengthen tenant mix while enhancing the performance of our properties."

1990 ANNUAL REPORT

Lastly, the continual improvement to the merchandising of our core portfolio through great leasing to such transformational tenants as The Fresh Market at Congressional Plaza, the Yard House restaurant at Santana Row, and LA Fitness at Laurel Shopping Center remains at the core of what we do each day. It's this constant molding, massaging, and refining of great retail real estate in dynamic and thriving locations that gives us the best chance of creating value at each of them. Our core portfolio generates in excess of $380 million (and growing) of dependable, sustainable, and consistent property level income that allows us the flexibility of building out the vision that we share for places like Assembly Row, Pike & Rose, Santana Row, and others in a suitable risk-adjusted manner.

It is just that formula—an extremely high-quality core portfolio supplemented with the occasional selective acquisition of great income-producing retail properties, plus new development and redevelopment of platform-enhancing retail and mixed use destinations—that makes us proud of our past but, more importantly, very bullish about our future. The U.S. economy feels like it's on the mend; particularly in the densely populated first-ring suburbs of the major markets in which we operate. We see it in increased retailer interest at our properties that is translating into stronger economic deals and we see it in moderately improved tenant sales throughout most of the markets in which we operate. While the recovery feels fragile, it's also undeniable, and it's why we remain bullish on our ability to continue to grow earnings and create real estate value in 2012 and beyond, subject of course to the numerous macro economic factors, both in the U.S. and abroad, that remain out of our control.

John Hendrickson
VP, Northeast
Region COO



Total assets cross $400 million.

1987

Lisa Denson
VP Information
Technology



1988

The Trust acquires a leasehold interest in seven shopping centers—six on Long Island and one in New Jersey—valued at $85.8 million.



In the midst of an economic downturn, Federal Realty releases the Miller & Rhoads at Barracks Road to six new stores at 10 times the previous rent.

1990


iPic
THEATERS
Tanzy

PIKE & ROSE
Rockville, MD

ASSEMBLY ROW
Somerville, MA

Robin McBride
VP, Mid Atlantic
Region COO



In a tough economic climate, Federal Realty shares provide a 42% total return to shareholders.

1991



1992

The previous 12 months have witnessed unprecedented growth in the equity REIT industry, both through IPOs of newly formed REITs and secondary offerings from existing REITs.


The Container Store

A major redevelopment of Congressional Plaza is underway.

1993


1980
LONG & FOSTER REALTORS

BETHESDA ROW
Bethesda, MD



LEFT TO RIGHT: *John Tschiderer, VP Development; Evan Goldman, VP Development; Melissa Solis, VP, Chief Accounting Officer; Patrick Inaba, VP Construction and Tenant Services; Barry Carty, VP East Coast Acquisitions; Don Briggs, SVP Development*

Jeff Berkes
President
West Coast



1994

1.2 million square feet of new leases are executed, 970,000 square feet of comparable space at a 29% increase in rent.



1995

Renovations at Gaithersburg Square and Brick Plaza are completed.



1996

The Trust acquires Wynnewood Shopping Center and leases the 156,000 square feet of vacant space principally to Genuardi's and Bed, Bath & Beyond.

FINANCIAL RESULTS

While our focus is always on the long-term, annual financial results serve as the measuring posts along the way. In that regard, consider that in 2011 we:

- Grew top line revenues 2.1% to a record $553 million;
- Grew Funds From Operations (FFO) 5.2% to a record $252 million and FFO per share 3.1% to a record $4.00;
- Grew Earnings per Share (EPS) 15% to $2.28;
- Increased our dividends paid to shareholders for the 44th consecutive year (the longest record in the REIT industry) to an annual rate of $2.76 per share;
- Executed 339 leases for nearly 1.3 million square feet of comparable space obligating the tenant to $39.6 million of rent in the first year of the new lease compared with $36.4 million of rent due previously, a 9% increase;
- Maintained a portfolio that was 93.5% leased (down from 94.0% a year earlier) despite vacancies from the Borders and Blockbuster bankruptcies;
- Increased our real estate holdings by a record $539 million in 2011 alone from the acquisitions of Tower Shops, Plaza El Segundo, and Montrose Crossing as well as development investment at Assembly Row, Pike & Rose and more than one dozen other projects;
- Financed our capital investment with some of the lowest cost financing available in the market place including a $275 million 7 year unsecured bank term loan with an all in 7 year fixed interest cost (after a rate swap) of 3.2%, and maintained our competitively advantageous position of being able to absorb in place debt at Plaza El Segundo and the new debt at Montrose Crossing;
- Executed binding documents with partner Avalon Bay (NYSE:AVB) which allowed the beginning of construction of our mixed use development in Somerville, Massachusetts called Assembly Row;
- Generated a total return to FRT shareholders in 2011 in excess of 20% compared with an 8.7% total return for all REITS (as measured by the Morgan Stanley REIT Index) and -1.8% for the shopping center average (as measured by the Bloomberg REIT Shopping Center Index).

About midway through 2011, we began to feel decidedly more upbeat about U.S. macro economic conditions and the results for the full year, as enumerated above, certainly reflect that. We go into 2012 with cautious optimism and transactions that we have completed in this first part of the current year (like a signed H&M lease to replace the vacant Borders space at Santana Row, a fully executed lease with AMC Theaters as the first anchor at Assembly Row, and a fully executed lease with iPic Entertainment to anchor the first phase of Pike & Rose) continue to provide evidence of economic improvement.

POSITIONS THAT LAST FOR DECADES ...

"Recognizing that customer tastes and needs are ever changing, our leasing strategy is designed to keep our properties exciting, vibrant and successful."

1996 ANNUAL REPORT

Debbie Colson
SVP Legal
Operations



Federal Realty purchases a 320,000 square foot open-air shopping center on a 42-acre parcel in San Jose, California, that will become Santana Row.

1997


PARK & SH
Whatsa B

1999

Federal Realty dedicates one of it's properties to Sam Gorlitz, the Trust's founder, by renaming it Sam's Park & Shop.



The creation of Santana Row begins–a flagship development opportunity in San Jose, California.

2000

AS WE LOOK FORWARD

Since the recession began to cripple our economy in late 2008, many companies, ours included, looked inward with respect to deploying capital through ventures and development. The industry hunkered down, made sure the basic functions of collecting rents and operating efficiently were well taken care of, and worked tirelessly improving their balance sheets. Reduced overall business activity and severe risk aversion was the name of the day broadly, and for many enterprises that remains the case. As a result, there is very little new retail development product that is expected to come on line in this country over the next couple of years and frankly, many areas don't need any. But some do, and because our real estate sits in some of the best markets and submarkets in the country, I believe the next few years provide us an opportunity to improve even further the retail and mixed use offerings that we provide. Accordingly, we are carefully, but aggressively, pursuing new development at Assembly Row in Somerville, Massachusetts, Santana Row in San Jose, California, and potentially at Plaza El Segundo in greater Los Angeles, and re-development at shopping centers we have owned for decades like Mid-Pike Plaza, Bala Cynwyd, Willow Lawn, and Laurel Shopping Center in the northeast and mid atlantic regions. Our access to low cost capital from years of consistency and stability is a true competitive advantage and we sit in the rare and enviable position of being able to marry that access with truly great projects at truly great real estate locations. As a result, investment committee and Board approvals are in place for capital outlays of over $500 million on these and other projects and we look forward to beginning construction on several of them over the course of 2012, all while maintaining a laser like focus on the operations of the core portfolio, since it is the quality of the cash flows of that core that allows us to continue to develop and acquire.

Despite the quality of the real estate that we own and the value creative real estate opportunities that lie ahead, none of them could be harvested without a group of dedicated and competent professionals working in harmony toward realizing that value. We never take for granted the importance of knowing one another well and understanding and complementing each person's strengths and weaknesses. Lots of years together does that. Our management team is stronger than ever, with the leaders of the executive, operations, financial, leasing, development, acquisitions, legal, and administrative functions each in their current or similar positions for at least 10 years. Their respective staffs operate the same way, with clarity of purpose and an intense pride in their capabilities. Our Board of Trustees has the same type of longevity, understanding of our business and our mission, and acts with the most seriousness of fiduciary responsibility. On behalf of each of us, thank you for the opportunity to play a key role in stewarding and managing your company, and we look forward to being part of your investment portfolio for our next 50 years. We couldn't be more excited.



Don Wood is appointed President and Chief Operating Officer.

2001

Patrick Inaba VP Construction and Tenant Services



2002

Fire destroys a significant portion of the largest building at Santana Row in August, shortly before the scheduled opening. Santana Row opens on November 7, 2002.



Federal Realty completes The Crest at Congressional, a 146-unit apartment building.

2003

LINDEN SQUARE

Sincerely,



Donald C. Wood
President and Chief Executive Officer

FIFTY YEARS

STRONG

BY ALL ACCOUNTS, A FIRM FOUNDATION.

A half-century of prudent investing, strategic acquisitions, and continual improvement of our core portfolio has led to another year of record results and shareholder returns. And, even more important, it has given Federal Realty a firm foundation for further success. In 2011, top-line revenues, funds from operations, and earnings per share all grew, and we can proudly report an increase in shareholder dividends for the 44th consecutive year—a record in the REIT industry.

* ANNUALIZED DIVIDENDS

$0.12*

1967

Mike Kelleher
VP Asset
Management



Annual dividends exceed $2.00 per share. Equity market capitalization exceeds $2 billion.

2004



2005

Construction and leasing are underway at Rockville Town Square.



The Trust acquires six retail properties in the Boston market, including Linden Square in affluent Wellesley, Massachusetts.

2006

Jeff Kreshek
VP Leasing
West Coast



Federal Realty is added to the Standard & Poor's MidCap 400 Index and celebrates 40 years of consecutive increased dividends.

2007

$2.76*

2011

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN



$150
$125
$100
$75
$50
$25
12.31.06
12.31.07
12.31.08
12.31.09
12.31.10
12.31.11
Federal Realty Investment Trust
FTSE NAREIT Equity Total REIT Index
S&P 500

The previous performance graph compares the cumulative total shareholder return on Federal Realty's shares with the cumulative return on the S&P 500 and the index of equity real estate investment trusts prepared by the National Association of Real Estate Investment Trusts ("NAREIT") for the five fiscal years commencing December 31, 2006, and ending December 31, 2011, assuming an investment of $100 and the reinvestment of all dividends into additional common shares during the holding period. Equity real estate investment trusts are defined as those that derive more than 75% of their income from equity investments in real estate assets. The FTSE NAREIT Equity REIT Total Return index includes all tax qualified real estate investment trusts listed on the NYSE, NYSE Amex (formerly known as the American Stock Exchange), or the NASDAQ National Market. Stock performance for the past five years is not necessarily indicative of future results.



The latest phase of Bethesda Row redevelopment, Arlington East, opens, adding 45,000 square feet of retail space and 180 luxury residential units.

2008



2009

Despite the economic downturn, Federal Realty signs 1.3 million square feet of new and renewal leases, including 1.2 million square feet of comparable space at a 10% increase in rent.



Approval of the White Flint Sector Plan makes way for the first phase of Pike & Rose to break ground in 2012.

2010

FIFTY YEARS FOCUSE

DECEMBER 31, 2011

PROPERTY NAME	LOCATION	DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1] POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
150 Post Street	San Francisco, CA	378,025	$86,560	1997	$37,858	102,000	100%	$41.48		Brooks Brothers, H & M
Andorra	Philadelphia, PA	91,795	$89,787	1988	$24,694	267,000	96%	$14.23	Acme Markets	Kohl's, Staples, L.A. Fitness
Assembly Square Marketplace/ Assembly Row	Somerville, MA	419,506	$78,527	2005-2011	$230,829	332,000	100%	$17.20		AC Moore, Bed, Bath & Beyond, Christmas Tree Shops, Kmart, Staples, Sports Authority, TJ Maxx
Atlantic Plaza[11]	North Reading, MA	25,992	$123,970	2004	$18,965	123,000	88%	$16.51	Stop & Shop	Sears
Bala Cynwyd	Bala Cynwyd, PA	221,612	$58,513	1993	$38,262	282,000	98%	$19.95	Acme Markets	Lord & Taylor, L.A. Fitness, Michaels
Barcroft Plaza[11]	Falls Church, VA	204,612	$94,424	2006-2007	$34,336	100,000	88%	$21.87	Harris Teeter	Bank of America
Barracks Road	Charlottesville, VA	71,264	$64,549	1985	$54,045	487,000	99%	$21.66	Harris Teeter, Kroger	Anthropologie, Bed, Bath & Beyond, Barnes & Noble, Old Navy, Michaels, Ulta
Bethesda Row	Bethesda, MD	138,333	$160,807	1993-2006/ 2008/2010	$214,250	534,000	91%	$44.01	Giant Food	Landmark Theater, Apple Computer, Barnes & Noble
Brick Plaza	Brick Township, NJ	69,161	$72,614	1989	$60,674	414,000	93%	$15.16	A&P	AMC Loews, Barnes & Noble, Sports Authority
Bristol Plaza	Bristol, CT	64,259	$73,045	1995	$28,089	266,000	95%	$12.33	Stop & Shop	TJ Maxx
Campus Plaza[11]	Bridgewater, MA	28,626	$90,872	2004	$22,639	117,000	97%	$12.95	Roche Bros.	Burlington Coat Factory
Chelsea Commons	Chelsea, MA	248,836	$65,731	2006-2008	$30,301	222,000	100%	$11.03	Sav-A-Lot	Home Depot, Planet Fitness
Colorado Blvd	Pasadena, CA	192,328	$82,496	1996-1998	$16,997	69,000	83%	$39.21		Pottery Barn, Banana Republic
Congressional Plaza[5]	Rockville, MD	134,864	$112,826	1965	$73,722	328,000	100%	$32.88	The Fresh Market	Buy Buy Baby, Container Store, Last Call Studio by Neiman Marcus
Courthouse Center	Rockville, MD	100,937	$122,386	1997	$4,539	36,000	93%	$18.22		
Courtyard Shops	Wellington, FL	42,818	$96,026	2008	$40,107	130,000	87%	$19.46	Publix	
Crossroads	Highland Park, IL	58,620	$142,557	1993	$30,879	168,000	98%	$20.10		Golfsmith, Guitar Center, L.A. Fitness
Crow Canyon	San Ramon, CA	65,667	$146,058	2005-2007	$69,794	242,000	89%	$19.55	Lucky	Loehmann's Dress Shop, Rite Aid
Dedham Plaza	Dedham, MA	68,106	$90,974	1993	$33,300	243,000	92%	$15.87	Star Market	
Del Mar Village	Boca Raton, FL	105,118	$86,233	2008	$55,220	179,000	89%	$16.04	Winn Dixie	CVS
Eastgate	Chapel Hill, NC	56,788	$76,534	1986	$26,517	153,000	100%	$21.74	Trader Joe's	Stein Mart
Ellisburg Circle	Cherry Hill, NJ	96,847	$92,555	1992	$30,028	267,000	92%	$14.37	Genuardi's	Buy Buy Baby, Stein Mart
Escondido[5]	Escondido, CA	116,743	$67,824	1996/2010	$44,471	297,000	96%	$22.24		TJ Maxx, Toys R Us, Dick's Sporting Goods, Ross Dress For Less
Falls Plaza/ Falls Plaza-East	Falls Church, VA	145,218	$125,375	1967-1972	$12,438	144,000	100%	$29.69	Giant Food	CVS, Staples
Federal Plaza	Rockville, MD	139,386	$112,791	1989	$63,178	248,000	87%	$32.88	Trader Joe's	TJ Maxx, Micro Center, Ross Dress For Less

PROPERTY PORTFOLIO

THROUGH CHANGING TIMES, A SUSTAINING VISION.

For fifty years, Federal Realty has focused on acquiring, developing, and constantly improving high-quality retail-focused properties in markets with strong existing populations, high average household incomes, and significant barriers for competitors. This successful strategy embraces our underlying vision of creating not just strong financial results, but authentic places—vibrant retail destinations that reflect the spirit of the communities they serve, thus becoming favorite gathering places.

		DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1]								
PROPERTY NAME	LOCATION	POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
Fifth Ave	San Diego, CA	182,558	$57,605	1996	$6,056	18,000	100%	$47.21		Urban Outfitters
Finley Square	Downers Grove, IL	83,803	$92,284	1995	$32,476	315,000	99%	$10.67		Bed, Bath & Beyond, Buy Buy Baby, Petsmart
Flourtown	Flourtown, PA	65,743	$100,781	1980	$15,929	166,000	48%	$22.92	Genuardi's	
Forest Hills	Forest Hills, NY	928,939	$68,035	1997	$8,211	48,000	100%	$21.48		Midway Theatre
Free State Shopping Center[11]	Bowie, MD	46,797	$117,578	2007	$66,422	279,000	87%	$16.01	Giant Food	TJ Maxx, Ross Dress For Less, Office Depot
Fresh Meadows	Queens, NY	561,345	$75,766	1997	$75,535	406,000	99%	$25.63		Kohl's, AMC Loews
Friendship Center	Washington, DC	170,881	$146,622	2001	$35,310	119,000	80%	$28.67		Maggiano's, Nordstrom Rack
Gaithersburg Square	Gaithersburg, MD	141,336	$99,528	1993	$25,146	207,000	79%	$25.24		Bed, Bath & Beyond, Ross Dress For Less
Garden Market	Western Springs, IL	100,939	$103,844	1994	$12,292	140,000	90%	$12.55	Dominick's	Walgreens
Governor Plaza	Glen Burnie, MD	76,216	$66,845	1985	$26,038	267,000	100%	$17.00	Aldi	L.A. Fitness, Dick's Sporting Goods
Gratiot Plaza	Roseville, MI	118,679	$56,033	1973	$19,002	217,000	99%	$11.73	Kroger	Bed, Bath & Beyond, Best Buy, DSW
Greenlawn Plaza[11]	Greenlawn, NY	80,905	$128,499	2006	$20,571	106,000	97%	$16.41	Waldbaum's	Tuesday Morning
Greenwich Avenue	Greenwich, CT	66,659	$130,480	1995	$13,969	35,000	100%	$61.00		Saks Fifth Avenue
Hauppauge	Hauppauge, NY	80,813	$108,199	1998	$27,995	133,000	100%	$24.81	Shop Rite	AC Moore
Hermosa Ave	Hermosa Beach, CA	152,033	$112,497	1997	$5,478	24,000	100%	$30.23		
Hollywood Blvd[5]	Hollywood, CA	289,362	$67,165	1999	$39,262	140,000	91%	$24.00	Fresh & Easy	DSW, L.A. Fitness
Houston St	San Antonio, TX	140,915	$36,082	1998	$65,407	182,000	87%	$22.58		Hotel Valencia, Walgreens
Huntington	Huntington, NY	76,744	$127,997	1988/2007	$38,822	292,000	100%	$20.46		Buy Buy Baby, Bed, Bath & Beyond, Michaels
Huntington Square	East Northport, NY	76,409	$127,392	2010	$10,438	74,000	93%	$25.69		Barnes & Noble
Idylwood Plaza	Falls Church, VA	133,629	$126,167	1994	$16,383	73,000	96%	$41.90	Whole Foods	
Kings Court[6]	Los Gatos, CA	82,777	$135,108	1998	$11,602	79,000	100%	$28.68	Lunardi's Super Market	CVS
Lancaster[6]	Lancaster, PA	103,877	$62,375	1980	$12,828	127,000	94%	$16.24	Giant Food	Michaels
Langhorne Square	Levittown, PA	89,108	$85,524	1985	$20,266	219,000	95%	$14.62	Redner's Warehouse Markets	Marshalls
Laurel	Laurel, MD	85,667	$88,459	1986	$49,038	388,000	83%	$18.63	Giant Food	Marshalls
Lawrence Park	Broomall, PA	96,111	$94,667	1980	$30,719	353,000	95%	$18.01	Acme Markets	CHI, TJ Maxx, HomeGoods
Leesburg Plaza[6]	Leesburg, VA	53,305	$117,030	1998	$34,992	236,000	97%	$22.25	Giant Food	Petsmart, Pier 1 Imports, Office Depot
Linden Square	Wellesley, MA	54,853	$151,822	2006	$146,524	222,000	94%	$42.91	Roche Bros.	CVS

FIFTY YEARS

DISCIPLI

PROPERTY NAME	LOCATION	DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1] POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
Loehmann's Plaza	Fairfax, VA	143,303	$114,688	1983	$32,988	259,000	97%	$26.25	Giant Food	L.A. Fitness, Loehmann's Dress Shop
Melville Mall[9]	Huntington, NY	55,982	$138,404	2006	$68,971	247,000	100%	$18.53	Waldbaum's	Dick's Sporting Goods, Kohl's, Marshalls
Mercer Mall[4]	Lawrenceville, NJ	31,680	$130,995	2003	$108,571	500,000	97%	$20.46	Shop Rite	Bed, Bath & Beyond, DSW, TJ Maxx, Raymour & Flanigan
Mid-Pike Plaza	Rockville, MD	148,013	$113,970	1982/2007	$53,371	271,000	83%	$27.85		Toys R Us, L.A. Fitness, AC Moore
Montrose Crossing[5][10]	Rockville, MD	146,150	$112,188	2011	$140,756	357,000	100%	$21.63	Giant Food	Marshalls, Sports Authority, Barnes & Noble
Mount Vernon/ South Valley/7770 Richmond Hwy[6]	Alexandria, VA	107,817	$106,025	2003-2006	$78,602	572,000	94%	$15.45	Shoppers Food Warehouse	Bed, Bath & Beyond, Michaels, Home Depot, TJ Maxx, Gold's Gym, Staples
North Dartmouth	North Dartmouth, MA	53,280	$53,793	2006	$9,368	48,000	100%	$15.71	Stop & Shop	
North Lake Commons	Lake Zurich, IL	41,481	$134,474	1994	$14,156	129,000	84%	$12.46	Dominick's	
Northeast	Philadelphia, PA	218,434	$60,299	1983	$23,512	287,000	94%	$11.34		Burlington Coat Factory, Home Gallery, Marshalls
Old Keene Mill	Springfield, VA	120,684	$132,183	1976	$6,296	92,000	100%	$33.63	Whole Foods	Walgreens
Old Town Center	Los Gatos, CA	44,334	$147,686	1997	$34,448	96,000	83%	$33.11		Gap, Banana Republic
Pan Am	Fairfax, VA	115,795	$126,955	1993	$28,564	227,000	99%	$20.27	Safeway	Micro Center, Michaels
Pentagon Row	Arlington, VA	212,194	$96,055	1998/2010	$88,889	296,000	99%	$34.55	Harris Teeter	L.A. Fitness, Bed, Bath & Beyond, DSW
Perring Plaza	Baltimore, MD	118,676	$72,147	1985	$27,653	395,000	87%	$12.60	Shoppers Food Warehouse	Home Depot, Burlington Coat Factory, Jo-Ann Stores
Pike 7	Vienna, VA	89,710	$142,952	1997	$35,601	164,000	100%	$39.41		DSW, Staples, TJ Maxx
Plaza del Mercado[11]	Silver Spring, MD	105,693	$104,656	2004	$21,533	96,000	92%	$20.05		CVS
Plaza El Segundo[5][7][10]	El Segundo, CA	166,183	$97,318	2011	$218,402	381,000	99%	$33.55	Whole Foods	Anthropologie, Best Buy, Dick's Sporting Goods, H&M, HomeGoods
Pleasant Shops[11]	Weymouth, MA	52,914	$88,880	2004	$23,521	130,000	94%	$13.69	Foodmaster	Marshalls
Queen Anne Plaza	Norwell, MA	27,325	$112,948	1994	$15,708	149,000	94%	$16.16	Hannaford	TJ Maxx, HomeGoods
Quince Orchard	Gaithersburg, MD	138,233	$102,652	1993	$23,122	248,000	75%	$20.12	Magruders	Staples
Rockville Town Square[4]	Rockville, MD	100,754	$121,651	2006-2007	$44,153	181,000	95%	$33.50		CVS, Gold's Gym
Rollingwood Apartments	Silver Spring, MD	134,864	$112,826	1971	$8,750	N/A	95%	N/A		
Sam's Park & Shop	Washington, DC	326,208	$110,128	1995	$12,801	49,000	100%	$39.13		Petco
Santana Row	San Jose, CA	237,986	$96,742	1997	$580,613	645,000	94%	$46.60		Crate & Barrel, Container Store, Best Buy, CineArts Theatre, Hotel Valencia
Saugus Plaza	Saugus, MA	114,538	$82,087	1996	$14,636	170,000	96%	$11.39	Super Stop & Shop	Kmart

NED

PROPERTY PORTFOLIO

PROPERTY NAME	LOCATION	DEMOGRAPHICS WITHIN A THREE-MILE RADIUS[1] POPULATION	AVERAGE HH INCOME	YEAR ACQUIRED	REAL ESTATE AT COST	GLA[2]	% LEASED	AVERAGE RENT PSF[3]	GROCERY ANCHOR	OTHER PRINCIPAL TENANTS
Shoppers' World	Charlottesville, VA	41,947	$76,663	2007	$30,958	169,000	72%	$14.00		Staples
Shops at Willow Lawn	Richmond, VA	88,995	$74,092	1983	$81,300	438,000	83%	$16.41	Kroger	Old Navy, Staples, Ross Dress For Less
THE AVENUE at White Marsh[6]	Baltimore, MD	91,742	$75,030	2007	$96,068	298,000	100%	$21.51		AMC Loews, Old Navy, Barnes & Noble, AC Moore
The Shoppes at Nottingham Square	Baltimore, MD	73,189	$75,369	2007	$17,322	32,000	100%	$43.92		
Third St Promenade	Santa Monica, CA	155,404	$94,369	1996-2000	$76,979	208,000	99%	$63.62		J. Crew, Banana Republic, Old Navy, Abercrombie & Fitch
Tower	Springfield, VA	116,227	$114,199	1998	$21,070	112,000	87%	$24.01		Talbots
Tower Shops	Davie, FL	98,160	$72,140	2011	$71,280	368,000	92%	$15.13		Best Buy, DSW, Old Navy, Ross Dress For Less, TJ Maxx
Town Center of New Britain	New Britain, PA	32,248	$106,883	2006	$14,457	124,000	77%	$9.45	Giant Food	Rite Aid
Troy	Parsippany-Troy, NJ	58,809	$109,618	1980	$28,320	207,000	99%	$20.13	Pathmark	L.A. Fitness
Tyson's Station	Falls Church, VA	133,823	$127,779	1978	$4,162	49,000	96%	$40.37	Trader Joe's	
Village at Shirlington[4]	Arlington, VA	250,447	$94,691	1995	$56,682	261,000	97%	$34.44	Harris Teeter	AMC Loews, Carlyle Grand Café
Westgate	San Jose, CA	198,007	$117,134	2004	$118,462	642,000	95%	$12.79		Target, Burlington Coat Factory, Ross Dress For Less, Michaels, Nordstrom Rack
White Marsh Other	Baltimore, MD	77,073	$75,782	2007	$39,135	70,000	98%	$29.27		
White Marsh Plaza	Baltimore, MD	96,946	$75,924	2007	$25,025	80,000	100%	$20.39	Giant Food	
Wildwood	Bethesda, MD	118,906	$137,434	1969	$18,134	84,000	87%	$84.98	Balducci's	CVS
Willow Grove	Willow Grove, PA	84,682	$88,109	1984	$28,730	212,000	98%	$18.04		HomeGoods, Marshalls, Barnes & Noble
Wynnewood	Wynnewood, PA	168,362	$86,345	1996	$36,619	252,000	87%	$25.60	Genuardi's	Bed, Bath & Beyond, Old Navy

NOTES:

(1) All demographic data supplied by ESRI.

(2) Excludes newly created redevelopment square footage not yet in service, as well as residential and hotel square footage.

(3) Calculated as the aggregate, annualized in-place contractual(cash basis) minimum rent for all occupied spaces divided by the aggregate GLA of all occupied spaces.

(4) Portion of property subject to capital lease obligation.

(5) The Trust has a controlling financial interest in this property.

(6) All or a portion of the property is owned in a "downreit" partnership, of which a wholly owned subsidiary of the Trust is the sole general partner, with third party partners holding operating partnership units.

(7) Includes a 100% owned, 8.1 acre land parcel to be used for future development.

(8) Property subject to capital lease obligation.

(9) On October 16, 2006, the Trust acquired control of Melville Mall through a 20 year master lease and secondary financing. Since the Trust controls this property and retains substantially all of the economic benefit and risks associated with it, we consolidate this property and its operations.

(10) The purchase price allocation is preliminary and will be finalized after our valuation studies are complete.

(11) Joint venture arrangement with affiliates of a discretionary fund created and advised by ING Clarion Partners.

FORM

10K



FORM 10-K

The Form 10-K includes the Section 302 certifications filed with the SEC. Certain exhibits to the Form 10-K are not reproduced here, but the Trust will provide them to you upon request, addressed to the Trust, 1626 East Jefferson Street, Rockville, MD 20852, Attention: Kristina Lennox, and payment of a fee covering the Trust's reasonable expenses for copying and mailing.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO THE SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-07533

FEDERAL REALTY INVESTMENT TRUST

(Exact Name of Registrant as Specified in its Declaration of Trust)

Maryland	**52-0782497**
(State of Organization)	**(IRS Employer Identification No.)**
1626 East Jefferson Street, Rockville, Maryland	**20852**
(Address of Principal Executive Offices)	**(Zip Code)**

(301) 998-8100

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Shares of Beneficial Interest, $.01 par value per share, with associated Common Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

The aggregate market value of the Registrant's common shares held by non-affiliates of the Registrant, based upon the closing sales price of the Registrant's common shares on June 30, 2011 was $5.3 billion.

The number of Registrant's common shares outstanding on February 9, 2012 was 63,672,252.

FEDERAL REALTY INVESTMENT TRUST

ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED DECEMBER 31, 2011

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement to be filed with the Securities and Exchange Commission for the Registrant's 2011 annual meeting of shareholders to be held in May 2012 will be incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

References to "we," "us," "our" or the "Trust" refer to Federal Realty Investment Trust and our business and operations conducted through our directly or indirectly owned subsidiaries.

General

We are an equity real estate investment trust ("REIT") specializing in the ownership, management, and redevelopment of high quality retail and mixed-use properties located primarily in densely populated and affluent communities in strategically selected metropolitan markets in the Northeast and Mid-Atlantic regions of the United States, as well as in California. As of December 31, 2011, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 87 predominantly retail real estate projects comprising approximately 19.3 million square feet. In total, the real estate projects were 93.4% leased and 92.4% occupied at December 31, 2011. A joint venture in which we own a 30% interest owned seven retail real estate projects totaling approximately 1.0 million square feet as of December 31, 2011. In total, the joint venture properties in which we own an interest were 90.9% leased and occupied at December 31, 2011. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our dividends per common share for 44 consecutive years.

We were founded in 1962 as a REIT under the laws of the District of Columbia and re-formed as a REIT in the state of Maryland in 1999. We operate in a manner intended to qualify as a REIT for tax purposes pursuant to provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Our principal executive offices are located at 1626 East Jefferson Street, Rockville, Maryland 20852. Our telephone number is (301) 998-8100. Our website address is *www.federalrealty.com.* The information contained on our website is not a part of this report and is not incorporated herein by reference.

Business Objectives and Strategies

Our primary business objective is to own, manage, acquire and redevelop a portfolio of high quality retail properties that will:

- protect investor capital;
- provide increasing cash flow for distribution to shareholders;
- generate higher internal growth than our peers; and
- provide potential for capital appreciation.

Our portfolio includes, and we continue to acquire and redevelop, high quality retail in many formats ranging from regional community and neighborhood shopping centers that generally are anchored by grocery stores to mixed-use properties that are typically centered around a retail component but may also include office, residential and/or hotel components.

Operating Strategies

Our core operating strategy is to actively manage our properties to maximize rents and maintain occupancy levels by attracting and retaining a strong and diverse base of tenants and replacing weaker, underperforming tenants with stronger ones. Our properties are generally located in some of the most densely populated and affluent areas of the country. These strong demographics help our tenants generate higher sales, which has enabled us to maintain higher occupancy rates, charge higher rental rates, and maintain steady rent growth, all of which increase the value of our portfolio. Our operating strategies also include:

- increasing rental rates through the renewal of expiring leases or the leasing of space to new tenants at higher rental rates while limiting vacancy and down-time;
- maintaining a diversified tenant base, thereby limiting exposure to any one tenant's financial or operating difficulties;
- monitoring the merchandising mix of our tenant base to achieve a balance of strong national and regional tenants with local specialty tenants;
- minimizing overhead and operating costs;
- monitoring the physical appearance of our properties and the construction quality, condition and design of the buildings and other improvements located on our properties to maximize our ability to attract customers and thereby generate higher rents and occupancy rates;
- developing local and regional market expertise in order to capitalize on market and retailing trends;
- leveraging the contacts and experience of our management team to build and maintain long-term relationships with tenants, investors and financing sources;
- providing exceptional customer service; and

- creating an experience at many of our properties that is identifiable, unique and serves the surrounding communities to help insulate these properties and the tenants at these properties from the impact of on-line retailing.

Investing Strategies

Our investment strategy is to deploy capital at risk-adjusted rates of return that exceed our long-term weighted average cost of capital in projects that have potential for future income growth and increased value. Our investments primarily fall into one of the following four categories:

- renovating, expanding, reconfiguring and/or retenanting our existing properties to take advantage of under-utilized land or existing square footage to increase revenue;
- renovating or expanding tenant spaces for tenants capable of producing higher sales, and therefore, paying higher rents;
- acquiring quality retail and mixed-use properties located in densely populated and/or affluent areas where barriers to entry for further development are high, and that have possibilities for enhancing operating performance and creating value through renovation, expansion, reconfiguration and/or retenanting; and
- developing the retail portions of mixed-use properties and developing or otherwise investing in other portions of mixed-use properties we already own in order to capitalize on the overall value created in these properties.

Investment Criteria

When we evaluate potential redevelopment, retenanting, expansion, acquisition and development opportunities, we consider such factors as:

- the expected returns in relation to our short and long-term cost of capital as well as the anticipated risk we will face in achieving the expected returns;
- the anticipated growth rate of operating income generated by the property;
- the tenant mix at the property, tenant sales performance and the creditworthiness of those tenants;
- the geographic area in which the property is located, including the population density and household incomes, as well as the population and income trends in that geographic area;
- competitive conditions in the vicinity of the property, including competition for tenants and the ability of others to create competing properties through redevelopment, new construction or renovation;
- access to and visibility of the property from existing roadways and the potential for new, widened or realigned, roadways within the property's trade area, which may affect access and commuting and shopping patterns;
- the level and success of our existing investments in the market area;
- the current market value of the land, buildings and other improvements and the potential for increasing those market values; and
- the physical condition of the land, buildings and other improvements, including the structural and environmental condition.

Financing Strategies

Our financing strategies are designed to enable us to maintain an investment grade balance sheet while retaining sufficient flexibility to fund our operating and investing activities in the most cost-efficient way possible. Our financing strategies include:

- maintaining a prudent level of overall leverage and an appropriate pool of unencumbered properties that is sufficient to support our unsecured borrowings;
- managing our exposure to variable-rate debt;
- maintaining an available line of credit to fund operating and investing needs on a short-term basis;
- taking advantage of market opportunities to refinance existing debt, reduce interest costs and manage our debt maturity schedule so that a significant portion of our debt does not mature in any one year;
- selling properties that have limited growth potential or are not a strategic fit within our overall portfolio and redeploying the proceeds to redevelop, renovate, retenant and/or expand our existing properties, acquire new properties or reduce debt; and
- utilizing the most advantageous long-term source of capital available to us to finance redevelopment and acquisition opportunities, which may include:
- the sale of our equity or debt securities through public offerings, including our at the market ("ATM") equity program in which we may from time to time offer and sell common shares, or private placements,
- the incurrence of indebtedness through unsecured or secured borrowings,
- the issuance of operating partnership units in a new or existing "downREIT partnership" that is controlled and consolidated by us (generally operating partnership units in a "downREIT" partnership are issued in exchange for a tax deferred contribution of property; these units receive the same distributions as our common shares and the holders

of these units have the right to exchange their units for cash or the same number of our common shares, at our option), or

- the use of joint venture arrangements.

Employees

At February 9, 2012, we had 254 full-time employees and 162 part-time employees. None of our employees are represented by a collective bargaining unit. We believe that our relationship with our employees is good.

Tax Status

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1962 tax return. As a REIT, we are generally not subject to federal income tax on taxable income that we distribute to our shareholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to generally distribute at least 90% of taxable income each year. We will be subject to federal income tax on our taxable income (including any applicable alternative minimum tax) at regular corporate rates if we fail to qualify as a REIT for tax purposes in any taxable year, or to the extent we distribute less than 100% of our taxable income. We will also generally not qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Even if we qualify as a REIT for federal income tax purposes, we may be subject to certain state and local income and franchise taxes and to federal income and excise taxes on our undistributed taxable income.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Code. A TRS is subject to federal and state income taxes. Our TRS activities have not been material.

Governmental Regulations Affecting Our Properties

We and our properties are subject to a variety of federal, state and local environmental, health, safety and similar laws, including without limitation:

- the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, which we refer to as CERCLA;
- the Resource Conservation & Recovery Act;
- the Federal Clean Water Act;
- the Federal Clean Air Act;
- the Toxic Substances Control Act;
- the Occupational Safety & Health Act; and
- the Americans with Disabilities Act.

The application of these laws to a specific property that we own depends on a variety of property-specific circumstances, including the current and former uses of the property, the building materials used at the property and the physical layout of the property. Under certain environmental laws, principally CERCLA, we, as the owner or operator of properties currently or previously owned, may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property. We may also be held liable to a governmental entity or third parties for property damage and for investigation and clean up costs incurred in connection with the contamination, whether or not we knew of, or were responsible for, such contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner or operator of real estate, we also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral.

Neither existing environmental, health, safety and similar laws nor the costs of our compliance with these laws has had a material adverse effect on our financial condition or results of operations, and management does not believe they will in the future. In addition, we have not incurred, and do not expect to incur, any material costs or liabilities due to environmental contamination at properties we currently own or have owned in the past. However, we cannot predict the impact of new or changed laws or regulations on properties we currently own or may acquire in the future. We have no current plans for substantial capital expenditures with respect to compliance with environmental, health, safety and similar laws and we carry environmental insurance which covers a number of environmental risks for most of our properties.

Competition

Numerous commercial developers and real estate companies compete with us with respect to the leasing and the acquisition of properties. Some of these competitors may possess greater capital resources than we do, although we do not believe that any single competitor or group of competitors in any of the primary markets where our properties are located are dominant in that market. This competition may:

- reduce the number of properties available for acquisition;
- increase the cost of properties available for acquisition;
- interfere with our ability to attract and retain tenants, leading to increased vacancy rates and/or reduced rents; and
- adversely affect our ability to minimize expenses of operation.

Retailers at our properties also face increasing competition from outlet stores, discount shopping clubs, superstores, and other forms of marketing of goods and services, such as direct mail, internet marketing and telemarketing. This competition could contribute to lease defaults and insolvency of tenants.

Available Information

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through the Investors section of our website at *www.federalrealty.com* as soon as reasonably practicable after we electronically file the material with, or furnish the material to, the Securities and Exchange Commission, or the SEC.

Our Corporate Governance Guidelines, Code of Business Conduct, Code of Ethics applicable to our Chief Executive Officer and senior financial officers, Whistleblower Policy, organizational documents and the charters of our audit committee, compensation committee and nominating and corporate governance committee are all available in the Corporate Governance section of the Investors section of our website.

Amendments to the Code of Ethics or Code of Business Conduct or waivers that apply to any of our executive officers or our senior financial officers will be disclosed in that section of our website as well.

You may obtain a printed copy of any of the foregoing materials from us by writing to us at Investor Relations, Federal Realty Investment Trust, 1626 East Jefferson Street, Rockville, Maryland 20852.

ITEM 1A. RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Also, documents that we "incorporate by reference" into this Annual Report on Form 10-K, including documents that we subsequently file with the SEC will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as "may," "will," "could," "should," "plans," "intends," "expects," "believes," "estimates," "anticipates" and "continues." In particular, the below risk factors describe forward-looking information. The risk factors describe risks that may affect these statements but are not all-inclusive, particularly with respect to possible future events. Many things can happen that can cause actual results to be different from those we describe. These factors include, but are not limited to the following:

Revenue from our properties may be reduced or limited if the retail operations of our tenants are not successful.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants and generally provide for reimbursement of real estate taxes and expenses of operating the property. The current economic conditions may impact the success of our tenants' retail operations and therefore the amount of rent and expense reimbursements we receive from our tenants. We have seen some tenants experiencing declining sales, vacating early, failing to pay rent on a timely basis or filing for bankruptcy, as well as seeking rent relief from us as landlord. Any reduction in our tenants' abilities to pay base rent, percentage rent or other charges on a timely basis, including the filing by any of our tenants for bankruptcy protection, will adversely affect our financial condition and results of operations. In the event of default by a tenant, we may experience delays and unexpected costs in enforcing our rights as landlord under lease terms, which may also adversely affect our financial condition and results of operations.

Our net income depends on the success and continued presence of our "anchor" tenants.

Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Anchor tenants generally occupy large amounts of square footage, pay a significant portion of the total rents at a property and contribute to the success of other tenants by drawing significant numbers of customers to a property. The closing of one or more anchor stores at a property could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. As a result of the current economic conditions, we have seen a decrease in the number of tenants available to fill anchor spaces. Therefore, tenant demand for certain of our anchor spaces may decrease and as a result, we may see an increase in vacancy and/or a decrease in rents for those spaces that could have a negative impact to our net income.

We may be unable to collect balances due from tenants that file for bankruptcy protection.

If a tenant or lease guarantor files for bankruptcy, we may not be able to collect all pre-petition amounts owed by that party. In addition, a tenant that files for bankruptcy protection may terminate our lease in which event we would have a general unsecured claim that would likely be for less than the full amount owed to us for the remainder of the lease term, which could adversely affect our financial condition and results of operation.

We may experience difficulty or delay in renewing leases or re-leasing space.

We derive most of our revenue directly or indirectly from rent received from our tenants. We are subject to the risks that, upon expiration or termination of leases, whether by their terms, as a result of a tenant bankruptcy, general economic conditions or otherwise, leases for space in our properties may not be renewed, space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms which may include decreases in rental rates. As a result, our results of operations and our net income could be reduced.

The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition.

As of December 31, 2011, we had approximately $2.1 billion of debt outstanding. Of that outstanding debt, approximately $725.4 million was secured by all or a portion of 21 of our real estate projects and approximately $63.1 million represented capital lease obligations on four of our properties. In addition, we own a 30% interest in a joint venture that had $57.4 million of debt secured by four properties as of December 31, 2011. Approximately $2.1 billion (99.6%) of our debt as of December 31, 2011 is fixed rate debt, which includes all of our property secured debt, our capital lease obligations and our

$275.0 million term loan as the rate is effectively fixed by two interest rate swap agreements. Our unconsolidated joint venture's debt of $57.4 million is also fixed rate debt. Our organizational documents do not limit the level or amount of debt that we may incur. The amount of our debt outstanding from time to time could have important consequences to our shareholders. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other appropriate business opportunities that may arise in the future;
- limit our ability to make distributions on our outstanding common shares and preferred shares;
- make it difficult to satisfy our debt service requirements;
- require us to dedicate increased amounts of our cash flow from operations to payments on debt upon refinancing or on our variable rate, unhedged debt, if interest rates rise;
- limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business;
- limit our ability to obtain any additional debt or equity financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopments or other general corporate purposes or to obtain such financing on favorable terms; and/or
- limit our flexibility in conducting our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors beyond our control. There can be no assurance that our business will continue to generate sufficient cash flow from operations in the future to service our debt or meet our other cash needs. If we are unable to generate this cash flow from our business, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs, including the payment of dividends required to maintain our status as a real estate investment trust. We cannot assure you that any such refinancing, sale of assets or additional financing would be possible on terms that we would find acceptable.

We are obligated to comply with financial and other covenants pursuant to our debt obligations that could restrict our operating activities, and the failure to comply with such covenants could result in defaults that accelerate payment under our debt.

Our revolving credit facility, term loan and certain series of notes include financial covenants that may limit our operating activities in the future. We are also required to comply with additional covenants that include, among other things, provisions:

- relating to the maintenance of property securing a mortgage;
- restricting our ability to pledge assets or create liens;
- restricting our ability to incur additional debt;
- restricting our ability to amend or modify existing leases at properties securing a mortgage;
- restricting our ability to enter into transactions with affiliates; and
- restricting our ability to consolidate, merge or sell all or substantially all of our assets.

As of December 31, 2011, we were in compliance with all of our financial covenants. If we were to breach any of our debt covenants, including the covenants listed above, and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Many of our debt arrangements, including our public notes, term loan and our revolving credit facility, are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a default under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares.

Our development activities have inherent risks.

The ground-up development of improvements on real property, as opposed to the renovation and redevelopment of existing improvements, presents substantial risks. We generally do not look to acquire raw land for future development; however, we do intend to complete the development and construction of future phases of projects we already own, such as Santana Row in San Jose, California, Assembly Row in Somerville, Massachusetts, and Pike & Rose (Mid-Pike Plaza) in Rockville, Maryland. We may undertake development of these and other projects on our own or bring in third parties if it is justifiable on a risk-adjusted return basis. We may also choose to delay completion of a project if market conditions do not allow an appropriate return. If conditions arise and we are not able or decide not to complete a project or if the expected cash flows of our project do not exceed the book value, an impairment of the project may be required. If additional phases of any of our existing projects or if any new projects are not successful, it may adversely affect our financial condition and results of operations.

In 2012, we expect to start construction on Assembly Row, Pike & Rose and additional residential units at Santana Row and anticipate investing approximately $500 million in these projects over the next few years. While the significant size of the development investment poses a risk in itself, there are a number of other risks associated with these projects. At Assembly Row, we are dependent on the performance of third parties to deliver significant aspects of the project that are critical to our success. In addition at this project, our projected investment assumes that we will receive public funding which has been committed but has not been entirely funded. At both Assembly Row and Pike & Rose, a substantial amount of our investment is related to infrastructure, the value of which may be negatively impacted if we do not complete subsequent phases. Furthermore, with respect to residential development at Pike & Rose and Santana Row, we will be delivering these units into a residential environment in 2014-2015 that is uncertain.

In addition to the risks associated with real estate investment in general as described elsewhere and the specific risks above, the risks associated with our remaining development activities include:

- contractor changes may delay the completion of development projects and increase overall costs;
- significant time lag between commencement and stabilization subjects us to greater risks due to fluctuations in the general economy;
- failure or inability to obtain construction or permanent financing on favorable terms;
- failure or inability to obtain public funding from governmental agencies to fund infrastructure projects; including expected public funding in connection with our development at Assembly Row;
- expenditure of money and time on projects that may never be completed;
- the third-party developer of residential buildings may not deliver or may encounter delays in delivering residential space as planned;
- difficulty securing key value-oriented anchor tenants may impact retail and residential occupancy rates;
- inability to achieve projected rental rates or anticipated pace of lease-up;
- higher than estimated construction or operating costs, including labor and material costs; and
- possible delay in completion of a project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, acts of terror or other acts of violence, or acts of God (such as fires, earthquakes or floods).

Redevelopments and acquisitions may fail to perform as expected.

Our investment strategy includes the redevelopment and acquisition of high quality, retail focused properties in densely populated areas with high average household incomes and significant barriers to adding competitive retail supply. The redevelopment and acquisition of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

- our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, or the time we estimate to complete the improvement, repositioning or redevelopment may be too short. As a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer time;
- we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;
- we may not be able to integrate an acquisition into our existing operations successfully;
- properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project, within the time frames we project, at the time we make the decision to invest, which may result in the properties' failure to achieve the returns we projected;
- our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs or decrease cash flow from the property; and
- our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition of additional properties. We believe that it will be difficult to fund our expected growth with cash from operating activities because, in addition to other requirements, we are generally required to distribute to our shareholders at least 90% of our taxable income each year to continue to qualify as a REIT for federal income tax purposes. As a result, we must rely primarily upon the availability of debt or equity capital, which may or may not be available on favorable terms or at all. Debt could include the sale of debt securities and mortgage loans from third parties. While we were able to consummate financings during 2009, 2010 and 2011, if economic conditions and conditions in the capital markets are not favorable at the time we need to raise capital, we may need to obtain capital on less favorable terms than in recent years for debt financings. Equity capital could include our common shares or preferred shares. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the market's perception of our growth potential, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors as well as the impact of the economic environment, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Rising interest rates could adversely affect our cash flow and the market price of our outstanding debt and preferred shares.

Of our approximately $2.1 billion of debt outstanding as of December 31, 2011, approximately $284.4 million bears interest at variable rates of which $275.0 million is effectively fixed through two interest rate swap agreements. We have a $400.0 million revolving credit facility, of which no balance is outstanding at December 31, 2011, that bears interest at LIBOR plus 115 basis points. We may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase the interest expense on our variable rate debt and reduce our cash flow, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our shareholders. The interest rate on our $275.0 million term loan is currently fixed at 3.17% as a result of two interest rate swap agreements. We may enter into this type of hedging arrangements or other transactions for all or a portion of our variable rate debt to limit our exposure to rising interest rates. However, the amounts we are required to pay under the term loan and any other variable rate debt to which hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any of our hedging arrangements. In addition, an increase in market interest rates may lead purchasers of our debt securities and preferred shares to demand a higher annual yield, which could adversely affect the market price of our outstanding debt securities and preferred shares and the cost and/or timing of refinancing or issuing additional debt securities or preferred shares.

The market value of our debt and equity securities is subject to various factors that may cause significant fluctuations or volatility.

As with other publicly traded securities, the market price of our debt and equity securities depends on various factors, which may change from time to time and/or may be unrelated to our financial condition, operating performance or prospects that may cause significant fluctuations or volatility in such prices. These factors include, among others:

- general economic and financial market conditions;
- level and trend of interest rates;
- our ability to access the capital markets to raise additional capital;
- the issuance of additional equity or debt securities;
- changes in our funds from operations ("FFO") or earnings estimates;
- changes in our debt or analyst ratings;
- our financial condition and performance;
- market perception of our business compared to other REITs; and/or
- market perception of REITs, in general, compared to other investment alternatives.

Loss of our key management could adversely affect performance and the value of our common shares.

We are dependent on the efforts of our key management. Although we believe qualified replacements could be found for any departures of key executives, the loss of their services could adversely affect our performance and the value of our common shares.

Our performance and value are subject to general risks associated with the real estate industry.

Our economic performance and the value of our real estate assets, and, consequently, the value of our investments, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks:

- economic downturns in general, or in the areas where our properties are located;
- adverse changes in local real estate market conditions, such as an oversupply or reduction in demand;
- changes in tenant preferences that reduce the attractiveness of our properties to tenants;
- zoning or regulatory restrictions;
- decreases in market rental rates;
- weather conditions that may increase or decrease energy costs and other weather-related expenses;
- costs associated with the need to periodically repair, renovate and re-lease space; and

- increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.

Each of these risks could result in decreases in market rental rates and increases in vacancy rates, which could adversely affect our financial condition and results of operation.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. Additionally, new properties that we may acquire or redevelop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with such new properties until they are fully occupied.

Competition may limit our ability to purchase new properties and generate sufficient income from tenants.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. This competition may:

- reduce properties available for acquisition;
- increase the cost of properties available for acquisition;
- reduce rents payable to us;
- interfere with our ability to attract and retain tenants;
- lead to increased vacancy rates at our properties; and
- adversely affect our ability to minimize expenses of operation.

Retailers at our properties also face increasing competition from outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail and internet marketing. This competition could contribute to lease defaults and insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our shareholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions including being unable to sell a property at a return we believe is appropriate due to the economic environment. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our shareholders.

Our insurance coverage on our properties may be inadequate.

We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, earthquake, environmental matters, rental loss and acts of terrorism. All of these policies contain coverage limitations. We believe these coverages are of the types and amounts customarily obtained for or by an owner of similar types of real property assets located in the areas where our properties are located. We intend to obtain similar insurance coverage on subsequently acquired properties.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry and other factors outside our control. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could disrupt seriously our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Further, we may be unable to collect insurance proceeds if our insurers are unable to pay or contest a claim. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our shareholders.

We may have limited flexibility in dealing with our jointly owned investments.

Our organizational documents do not limit the amount of funds that we may invest in properties and assets owned jointly with other persons or entities. As of December 31, 2011, we held five predominantly retail real estate projects jointly with other persons in addition to our joint venture with affiliates of a discretionary fund created and advised by ING Clarion Partners ("Clarion") and properties owned in a "downREIT" structure. We may make additional joint investments in the future. Our existing and future joint investments may subject us to special risks, including the possibility that our partners or co-investors might become bankrupt, that those partners or co-investors might have economic or other business interests or goals which are unlike or incompatible with our business interests or goals, that those partners or co-investors might be in a position to take action contrary to our suggestions or instructions, or in opposition to our policies or objectives, and that disputes may develop with our joint venture partners over decisions affecting the property or the joint venture, which may result in litigation or arbitration or some other form of dispute resolution. Although as of December 31, 2011, we held the managing general partnership or membership interest in all of our existing co-investments we generally must obtain the consent of the co-investor or meet defined criteria to sell or to finance these properties. Joint ownership gives a third party the opportunity to influence the return we can achieve on some of our investments and may adversely affect our ability to make distributions to our shareholders. We may also be liable for the actions of our co-investors.

On July 1, 2004, we entered into a joint venture with Clarion for purposes of acquiring properties. Although we are the managing general partner of that entity, we have only a 30% ownership interest in that entity. Our partner's consent is required to take certain actions with respect to the properties acquired by the venture, and as a result, we may not be able to take actions that we believe are necessary or desirable to protect or increase the value of the property or the property's income stream. Pursuant to the terms of our partnership, we must obtain our partner's consent to do the following:

- enter into new anchor tenant leases, modify existing anchor tenant leases or enforce remedies against anchor tenants;
- make certain repairs, renovations or other changes or improvements to properties; and
- sell or finance the property with secured debt.

Our joint venture with Clarion is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. Either partner may initiate these provisions at any time, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Clarion's interest. Our investment in this joint venture is also subject to the risks described above for jointly owned investments. As of December 31, 2011, this joint venture owned seven properties.

Environmental laws and regulations could reduce the value or profitability of our properties.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. If we are subject to any material environmental liabilities, the liabilities could adversely affect our results of operations and our ability to meet our obligations.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability.

Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a lease does not require compliance or if a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to existing or newly acquired properties.

Our existing properties, as well as properties we may acquire, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of this Act, or of other federal, state or local laws or regulations, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with this Act may require expensive changes to the properties.

The revenues generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject.

We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. The leases typically require that each tenant comply with all laws and regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Non-compliance of this sort could reduce our revenues from a tenant, could require us to pay penalties or fines relating to any non-compliance, and could adversely affect our ability to sell or lease a property.

Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions.

We believe that we are organized and qualified as a REIT for federal income tax purposes and currently intend to operate in a manner that will allow us to continue to qualify as a REIT under the Code. However, we cannot assure you that we will remain qualified as such in the future.

Qualification as a REIT involves the application of highly technical and complex Code provisions and applicable income tax regulations that have been issued under the Code. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and certain other income. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income. In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT:

- we would not be allowed a deduction for distributions to shareholders in computing taxable income;
- we would be subject to federal income tax at regular corporate rates;
- we could be subject to the federal alternative minimum tax;
- unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;
- we could be required to pay significant income taxes, which would substantially reduce the funds available for investment or for distribution to our shareholders for each year in which we failed or were not permitted to qualify; and
- we would no longer be required by law to make any distributions to our shareholders.

We may be required to incur additional debt to qualify as a REIT.

As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income. We are subject to income tax on amounts of undistributed taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years. We intend to make distributions to shareholders to comply with the Code's distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because:

- our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and
- non-deductible capital expenditures, creation of reserves, or debt service requirements may reduce available cash but not taxable income.

In these circumstances, we might have to borrow funds on terms we might otherwise find unfavorable and we may have to borrow funds even if our management believes the market conditions make borrowing financially unattractive. Current tax law also allows us to pay a portion of our distributions in shares instead of cash.

To maintain our status as a REIT, we limit the amount of shares any one shareholder can own.

The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of any taxable year. To protect our REIT status, our declaration of trust prohibits any one shareholder from owning (actually or constructively) more than 9.8% in value of the outstanding common shares or of any class or series of outstanding preferred shares. The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 9.8% in value of the outstanding common shares and/or a class or series of preferred shares (or the acquisition of an interest in an entity that owns common shares or preferred shares) by an individual or entity could cause that individual or entity (or another) to own constructively more than 9.8% in value of the outstanding capital stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the 9.8% ownership limit.

The Board of Trustees may waive these restrictions on a case-by-case basis. In addition, the Board of Trustees and two-thirds of our shareholders eligible to vote at a shareholder meeting may remove these restrictions if they determine it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The 9.8% ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for the common shares or otherwise be in the shareholders' best interest.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common shares at historical rates or to increase our common share dividend rate, and our ability to pay preferred share dividends and service our debt securities, will depend on a number of factors, including, among others, the following:

- our financial condition and results of future operations;
- the performance of lease terms by tenants;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend on our common shares, it could have an adverse effect on the market price of our common shares and other securities. Any preferred shares we may offer in the future may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common shares. Conversely, payment of dividends on our common shares may be subject to payment in full of the dividends on any preferred shares and payment of interest on any debt securities we may offer.

Certain tax and anti-takeover provisions of our declaration of trust and bylaws may inhibit a change of our control.

Certain provisions contained in our declaration of trust and bylaws and the Maryland General Corporation Law, as applicable to Maryland REITs, may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the shareholders from receiving a premium for their common shares over then-prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- authorization of the issuance of our preferred shares with powers, preferences or rights to be determined by the Board of Trustees;
- special meetings of our shareholders may be called only by the chairman of the board, the chief executive officer, the president, by one-third of the trustees or by shareholders possessing no less than 25% of all the votes entitled to be cast at the meeting;
- the Board of Trustees, without a shareholder vote, can classify or reclassify unissued shares of beneficial interest, including the reclassification of common shares into preferred shares and vice-versa;

- a two-thirds shareholder vote is required to approve some amendments to the declaration of trust;
- advance-notice requirements for proposals to be presented at shareholder meetings; and
- a shareholder rights plan that provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a number of common shares equal in value to two times the purchase price, which initially will be equal to $65 per share, subject to certain adjustments.

In addition, if we elect to be governed by it in the future, the Maryland Control Share Acquisition Law could delay or prevent a change in control. Under Maryland law, unless a REIT elects not to be subject to this law, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by shareholders by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer and by officers or trustees who are employees of the REIT. "Control shares" are voting shares that would entitle the acquirer to exercise voting power in electing trustees within specified ranges of voting power. A "control share acquisition" means the acquisition of control shares, with some exceptions.

Our bylaws state that the Maryland control share acquisition law will not apply to any acquisition by any person of our common shares. This bylaw provision may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares, by a vote of a majority of the shareholders entitled to vote, and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

We may amend or revise our business policies without your approval.

Our Board of Trustees may amend or revise our operating policies without shareholder approval. Our investment, financing and borrowing policies and policies with respect to all other activities, such as growth, debt, capitalization and operations, are determined by the Board of Trustees. The Board of Trustees may amend or revise these policies at any time and from time to time at its discretion. A change in these policies could adversely affect our financial condition and results of operations, and the market price of our securities.

The current business plan adopted by our Board of Trustees focuses on our investment in high quality retail based properties that are typically neighborhood and community shopping centers or mixed-use properties, principally through redevelopments and acquisitions. If this business plan is not successful, it could have a material adverse effect on our financial condition and results of operations.

Given these uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements that we make, including those in this Annual Report on Form 10-K. Except as may be required by law, we make no promise to update any of the forward-looking statements as a result of new information, future events or otherwise. You should carefully review the above risks and the risk factors.

Natural disasters and severe weather conditions could have an adverse impact on our cash flow and operating results.

Changing weather patterns and climatic conditions, such as global warming, may have added to the unpredictability and frequency of natural disasters and severe weather conditions and created additional uncertainty as to future trends and exposures. Our operations are located in areas that are subject to natural disasters and severe weather conditions such as hurricanes, earthquakes, droughts, snow storms, floods and fires. The occurrence of natural disasters or severe weather conditions can delay new development projects, increase investment costs to repair or replace damaged properties, increase operation costs, increase future property insurance costs, and negatively impact the tenant demand for lease space. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruption or losses from these events, our earnings, liquidity or capital resources could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

General

As of December 31, 2011, we owned or had a majority ownership interest in community and neighborhood shopping centers and mixed-used properties which are operated as 87 predominantly retail real estate projects comprising approximately 19.3 million square feet. These properties are located primarily in densely populated and affluent communities in strategic metropolitan markets in the Northeast and Mid-Atlantic regions of the United States, as well as California. No single property accounted for over 10% of our 2011 total revenue. We believe that our properties are adequately covered by commercial general liability, fire, flood, earthquake, terrorism and business interruption insurance provided by reputable companies, with commercially reasonable exclusions, deductibles and limits.

Tenant Diversification

As of December 31, 2011, we had approximately 2,500 leases, with tenants ranging from sole proprietors to major national and international retailers. No one tenant or affiliated group of tenants accounted for more than 2.5% of our annualized base rent as of December 31, 2011. As a result of our tenant diversification, we believe our exposure to any one bankruptcy filing in the retail sector has not been and will not be significant, however, multiple filings by a number of retailers could have a significant impact.

Geographic Diversification

Our 87 real estate projects are located in 13 states and the District of Columbia. The following table shows the number of projects, the gross leasable area ("GLA") of commercial space and the percentage of total portfolio gross leasable area of commercial space in each state as of December 31, 2011.

State	Number of Projects	Gross Leasable Area	Percentage of Gross Leasable Area
		(In square feet)	
Maryland	18	4,024,000	20.9%
Virginia	15	3,579,000	18.6%
California	13	2,943,000	15.3%
Pennsylvania(1)	10	2,289,000	11.9%
New Jersey	4	1,388,000	7.2%
Massachusetts	7	1,386,000	7.2%
New York	6	1,200,000	6.2%
Illinois	4	752,000	3.9%
Florida	3	677,000	3.5%
Connecticut(1)	2	301,000	1.6%
Michigan	1	217,000	1.1%
Texas	1	182,000	0.9%
District of Columbia	2	168,000	0.9%
North Carolina	1	153,000	0.8%
Total	**87**	**19,259,000**	**100.0%**

(1) Additionally, we own two participating mortgages totaling approximately $29.4 million secured by multiple buildings in Manayunk, Pennsylvania, and an $11.7 million mortgage secured by a shopping center in Norwalk, Connecticut.

Leases, Lease Terms and Lease Expirations

Our leases are classified as operating leases and typically are structured to require the monthly payment of minimum rents in advance, subject to periodic increases during the term of the lease, percentage rents based on the level of sales achieved by tenants, and reimbursement of a majority of on-site operating expenses and real estate taxes. These features in our leases generally reduce our exposure to higher costs and allow us to participate in improved tenant sales.

Commercial property leases generally range from three to ten years; however, certain leases, primarily with anchor tenants, may be longer. Many of our leases contain tenant options that enable the tenant to extend the term of the lease at expiration at pre-established rental rates that often include fixed rent increases, consumer price index adjustments or other market rate adjustments from the prior base rent. Leases on residential units are generally for a period of one year or less and, in 2011, represented approximately 4.3% of total rental income.

The following table sets forth the schedule of lease expirations for our commercial leases in place as of December 31, 2011 for each of the 10 years beginning with 2012 and after 2021 in the aggregate assuming that none of the tenants exercise future renewal options. Annualized base rents reflect in-place contractual rents as of December 31, 2011.

Year of Lease Expiration	Leased Square Footage Expiring	Percentage of Leased Square Footage Expiring	Annualized Base Rent Represented by Expiring Leases	Percentage of Annualized Base Rent Represented by Expiring Leases
2012	1,319,000	7%	33,423,000	8%
2013	2,141,000	12%	51,869,000	12%
2014	2,273,000	13%	52,123,000	13%
2015	1,859,000	10%	42,881,000	10%
2016	2,072,000	12%	51,965,000	13%
2017	2,077,000	12%	45,232,000	11%
2018	1,025,000	6%	22,491,000	5%
2019	704,000	4%	17,481,000	4%
2020	767,000	4%	20,984,000	5%
2021	914,000	5%	25,137,000	6%
Thereafter	2,624,000	15%	51,734,000	13%
Total	17,775,000	100%	$ 415,320,000	100%

Lease Rollovers

For 2011, we signed leases for a total of 1,417,000 square feet of retail space including 1,294,000 square feet of comparable space leases (leases for which there was a prior tenant) at an average rental increase of 9% on a cash basis and 20% on a straight-line basis. New leases for comparable spaces were signed for 534,000 square feet at an average rental increase of 11% on a cash basis and 21% on a straight-line basis. Renewals for comparable spaces were signed for 760,000 square feet at an average rental increase of 7% on a cash basis and 19% on a straight-line basis.

For 2010, we signed leases for a total of 1,526,000 square feet of retail space including 1,455,000 square feet of comparable space leases (leases for which there was a prior tenant) at an average rental increase of 8% on a cash basis and 18% on a straight-line basis. New leases for comparable spaces were signed for 640,000 square feet at an average rental increase of 6% on a cash basis and 15% on a straight-line basis. Renewals for comparable spaces were signed for 816,000 square feet at an average rental increase of 9% on a cash basis and 20% on a straight-line basis.

The rental increases associated with comparable spaces generally include all leases signed in arms-length transactions reflecting market leverage between landlords and tenants during the period. The comparison between average rent for expiring leases and new leases is determined by including minimum rent and percentage rent paid on the expiring lease and minimum rent and in some instances, projections of first lease year percentage rent, to be paid on the new lease. In some instances, management exercises judgment as to how to most effectively reflect the comparability of spaces reported in this calculation. The change in rental income on comparable space leases is impacted by numerous factors including current market rates, location, individual tenant creditworthiness, use of space, market conditions when the expiring lease was signed, capital investment made in the space and the specific lease structure.

The leases signed in 2011 generally become effective over the following two years though some may not become effective until 2014 and beyond. Further, there is risk that some new tenants will not ultimately take possession of their space and that tenants for both new and renewal leases may not pay all of their contractual rent due to operating, financing or other matters. However, these increases do provide information about the tenant/landlord relationship and the potential increase we may achieve in rental income over time.

In 2012, we expect a similar level of leasing activity compared to prior years with overall positive increases in rental income. However, changes in rental income associated with individual signed leases on comparable spaces may be positive or negative, and we can provide no assurance that the rents on new leases will continue to increase at the above disclosed levels, if at all.

Retail and Residential Properties

The following table sets forth information concerning all real estate projects in which we owned an equity interest, had a leasehold interest, or otherwise controlled and are consolidated as of December 31, 2011. Except as otherwise noted, we are the sole owner of our retail real estate projects. Principal tenants are the largest tenants in the project based on square feet leased or are tenants important to a project's success due to their ability to attract retail customers.

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
California						
150 Post Street San Francisco, CA 94108	1908, 1965	1997	102,000	$41.48	100%	Brooks Brothers H & M
Colorado Blvd Pasadena, CA(3)	1905-1988	1996/1998	69,000	$39.21	83%	Pottery Barn Banana Republic
Crow Canyon Commons San Ramon, CA(3)(10)	1980-2006	2005/2007	242,000	$19.55	89%	Lucky Loehmann's Dress Shop Rite Aid
Escondido Promenade Escondido, CA 92029(4)	1987	1996/2010	297,000	$22.24	96%	TJ Maxx Toys R Us Dick's Sporting Goods Ross Dress For Less
Fifth Avenue San Diego, CA	1888-1998	1996	18,000	$47.21	100%	Urban Outfitters
Hermosa Avenue Hermosa Beach, CA	1922	1997	24,000	$30.23	100%	
Hollywood Blvd Hollywood, CA(5)	1921-1991	1999	140,000	$24.00	91%	DSW L.A. Fitness Fresh & Easy
Kings Court Los Gatos, CA 95032(3)(6)	1960	1998	79,000	$28.68	100%	Lunardi's Supermarket CVS
Old Town Center Los Gatos, CA 95030	1962, 1998	1997	96,000	$33.11	83%	Gap Banana Republic
Plaza El Segundo El Segundo, CA 90245 (4)(10)	2006-2007	2011	381,000	$33.55	99%	H&M Anthropologie Best Buy HomeGoods Whole Foods Dick's Sporting Goods
Santana Row—Retail San Jose, CA 95128	2002, 2009	1997	645,000	$46.60	94%	Crate & Barrel Container Store Best Buy CineArts Theatre Hotel Valencia
Santana Row—Residential San Jose, CA 95128	1999-2009, 2011	1997	403 units	N/A	88%	
Third Street Promenade Santa Monica, CA	1888-2000	1996-2000	208,000	$63.62	99%	Abercrombie & Fitch J. Crew Old Navy Banana Republic
Westgate San Jose, CA	1960-1966	2004	642,000	$12.79	95%	Target Burlington Coat Factory Ross Dress For Less Michaels Nordstrom Rack
Connecticut						
Bristol Bristol, CT 06010	1959	1995	266,000	$12.33	95%	Stop & Shop TJ Maxx
Greenwich Avenue Greenwich Avenue, CT	1993	1995	35,000	$61.00	100%	Saks Fifth Avenue
District of Columbia						
Friendship Center Washington, DC 20015	1998	2001	119,000	$28.67	80%	Maggiano's Nordstrom Rack
Sam's Park & Shop Washington, DC 20008	1930	1995	49,000	$39.13	100%	Petco
Florida						
Courtyard Shops Wellington, FL 33414(10)	1990, 1998	2008	130,000	$19.46	87%	Publix

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Del Mar Village Boca Raton, FL 33433	1982, 1984 & 2007	2008	179,000	$16.04	89%	Winn Dixie CVS
Tower Shops Davie, FL 33324	1989	2011	368,000	$15.13	92%	Best Buy DSW Old Navy Ross Dress For Less TJ Maxx
Illinois						
Crossroads Highland Park, IL 60035	1959	1993	168,000	$20.10	98%	Golfsmith Guitar Center L.A. Fitness
Finley Square Downers Grove, IL 60515	1974	1995	315,000	$10.67	99%	Bed, Bath & Beyond Petsmart Buy Buy Baby
Garden Market Western Springs, IL 60558	1958	1994	140,000	$12.55	90%	Dominick's Walgreens
North Lake Commons Lake Zurich, IL 60047	1989	1994	129,000	$12.46	84%	Dominick's
Maryland						
Bethesda Row Bethesda, MD 20814(3)(10)	1945-1991 2001	1993/2006 2008/2010	534,000	$44.01	91%	Apple Computer Barnes & Noble Giant Food Landmark Theater
Bethesda Row Residential Bethesda, MD 20814	2008	1993	180 units	N/A	94%	
Congressional Plaza Rockville, MD 20852(4)	1965	1965	328,000	$32.88	100%	Buy Buy Baby Last Call Studio by Neiman Marcus Container Store The Fresh Market
Congressional Plaza Residential Rockville, MD 20852(4)	2003	1965	146 units	N/A	94%	
Courthouse Center Rockville, MD 20852	1975	1997	36,000	$18.22	93%	
Federal Plaza Rockville, MD 20852	1970	1989	248,000	$32.88	87%	Micro Center Ross Dress For Less TJ Maxx Trader Joe's
Free State Shopping Center Bowie, MD 20715(8)	1970	2007	279,000	$16.01	87%	Giant Food TJ Maxx Ross Dress For Less Office Depot
Gaithersburg Square Gaithersburg, MD 20878	1966	1993	207,000	$25.24	79%	Bed, Bath & Beyond Ross Dress For Less
Governor Plaza Glen Burnie, MD 21961	1963	1985	267,000	$17.00	100%	Aldi L.A. Fitness Dick's Sporting Goods
Laurel Centre Laurel, MD 20707	1956	1986	388,000	$18.63	83%	Giant Food Marshalls
Mid-Pike Plaza Rockville, MD 20852	1963	1982/2007	271,000	$27.85	83%	L.A. Fitness Toys R Us A.C. Moore
Montrose Crossing Rockville, MD 20852 (4)(10)	1960-1979, 1996, 2011	2011	357,000	$21.63	100%	Giant Food Sports Authority Barnes & Noble Marshalls
Perring Plaza Baltimore, MD 21134	1963	1985	395,000	$12.60	87%	Burlington Coat Factory Home Depot Shoppers Food Warehouse Jo-Ann Stores
Plaza Del Mercado Silver Spring, MD 20906(8)(10)	1969	2004	96,000	$20.05	92%	CVS
Quince Orchard Gaithersburg, MD 20877(3)	1975	1993	248,000	$20.12	75%	Magruders Staples
Rockville Town Square Rockville, MD 20852 (7)	2006-2007	2006-2007	181,000	$33.50	95%	CVS Gold's Gym

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Rollingwood Apartments Silver Spring, MD 20910 9 three-story buildings(10)	1960	1971	282 units	N/A	95%	
THE AVENUE at White Marsh Baltimore, MD 21236(6)(10)	1997	2007	298,000	$21.51	100%	AMC Loews Old Navy Barnes & Noble A.C. Moore
The Shoppes at Nottingham Square Baltimore, MD 21236	2005-2006	2007	32,000	$43.92	100%	
White Marsh Other Baltimore, MD 21236	1985	2007	70,000	$29.27	98%	
White Marsh Plaza Baltimore, MD 21236(10)	1987	2007	80,000	$20.39	100%	Giant Food
Wildwood Bethesda, MD 20814(10)	1958	1969	84,000	$84.98	87%	CVS Balducci's
Massachusetts						
Assembly Square Marketplace Somerville, MA 02145	2005	2005-2011	332,000	$17.20	100%	Bed, Bath & Beyond Christmas Tree Shops Kmart Staples TJ Maxx A.C. Moore Sports Authority
Atlantic Plaza North Reading, MA 01864(8)(10)	1960	2004	123,000	$16.51	88%	Stop & Shop Sears
Campus Plaza Bridgewater, MA 02324(8)	1970	2004	117,000	$12.95	97%	Roche Brothers Burlington Coat Factory
Chelsea Commons Chelsea, MA 02150(10)	1962-1969, 2008	2006-2008	222,000	$11.03	100%	Sav-A-Lot Home Depot Planet Fitness
Dedham Dedham, MA 02026	1959	1993	243,000	$15.87	92%	Star Market
Linden Square Wellesley, MA 02481	1960, 2008	2006	222,000	$42.91	94%	Roche Brothers Supermarket CVS
North Dartmouth North Dartmouth, MA 02747	2004	2006	48,000	$15.71	100%	Stop & Shop
Pleasant Shops Weymouth, MA 02190(8)	1974	2004	130,000	$13.69	94%	Foodmaster Marshalls
Queen Anne Plaza Norwell, MA 02061	1967	1994	149,000	$16.16	94%	HomeGoods TJ Maxx Hannaford
Saugus Plaza Saugus, MA 01906	1976	1996	170,000	$11.39	96%	Kmart Super Stop & Shop
Michigan						
Gratiot Plaza Roseville, MI 48066	1964	1973	217,000	$11.73	99%	Bed, Bath & Beyond Best Buy Kroger DSW
North Carolina						
Eastgate Chapel Hill, NC 27514	1963	1986	153,000	$21.74	100%	Stein Mart Trader Joe's
New Jersey						
Brick Plaza Brick Township, NJ 08723(3)(10)	1958	1989	414,000	$15.16	93%	A&P Supermarket Barnes & Noble AMC Loews Sports Authority
Ellisburg Circle Cherry Hill, NJ 08034	1959	1992	267,000	$14.37	92%	Genuardi's Buy Buy Baby Stein Mart
Mercer Mall Lawrenceville, NJ 08648(3)(7)	1975	2003	500,000	$20.46	97%	Raymour & Flanigan Bed, Bath & Beyond DSW TJ Maxx Shop Rite

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Troy Parsippany-Troy, NJ 07054	1966	1980	207,000	$20.13	99%	Pathmark L.A. Fitness
New York						
Forest Hills Forest Hills, NY 11375	1937-1987	1997	48,000	$21.48	100%	Midway Theatre
Fresh Meadows Queens, NY 11365	1949	1997	406,000	$25.63	99%	AMC Loews Kohl's
Greenlawn Plaza Greenlawn, NY 11743(8)(10)	1975, 2004	2006	106,000	$16.41	97%	Waldbaum's Tuesday Morning
Hauppauge Hauppauge, NY 11788(10)	1963	1998	133,000	$24.81	100%	Shop Rite A.C. Moore
Huntington Huntington, NY 11746	1962	1988/2007	292,000	$20.46	100%	Bed, Bath & Beyond Buy Buy Baby Michaels
Huntington Square East Northport, NY 11731(3)	1980, 2007	2010	74,000	$25.69	93%	Barnes & Noble
Melville Mall Huntington, NY 11747(9)(10)	1974	2006	247,000	$18.53	100%	Dick's Sporting Goods Kohl's Marshalls Waldbaum's
Pennsylvania						
Andorra Philadelphia, PA 19128	1953	1988	267,000	$14.23	96%	Acme Markets Kohl's Staples L.A. Fitness
Bala Cynwyd Bala Cynwyd, PA 19004	1955	1993	282,000	$19.95	98%	Acme Markets Lord & Taylor Michaels L.A. Fitness
Flourtown Flourtown, PA 19031	1957	1980	166,000	$22.92	48%	Genuardi's
Lancaster Lancaster, PA 17601(7)	1958	1980	127,000	$16.24	94%	Giant Food Michaels
Langhorne Square Levittown, PA 19056	1966	1985	219,000	$14.62	95%	Marshalls Redner's Warehouse Market
Lawrence Park Broomall, PA 19008(10)	1972	1980	353,000	$18.01	95%	Acme Markets TJ Maxx CHI HomeGoods
Northeast Philadelphia, PA 19114	1959	1983	287,000	$11.34	94%	Burlington Coat Factory Home Gallery Marshalls
Town Center of New Britain New Britain, PA 18901	1969	2006	124,000	$9.45	77%	Giant Food Rite Aid
Willow Grove Willow Grove, PA 19090	1953	1984	212,000	$18.04	98%	Home Goods Marshalls Barnes & Noble
Wynnewood Wynnewood, PA 19096(10)	1948	1996	252,000	$25.60	87%	Bed, Bath & Beyond Genuardi's Old Navy
Texas						
Houston Street San Antonio, TX 78205	1890-1935	1998	182,000	$22.58	87%	Hotel Valencia Walgreens
Virginia						
Barcroft Plaza Falls Church, VA 22041(8)(10)	1963, 1972 & 1990	2006-2007	100,000	$21.87	88%	Harris Teeter Bank of America
Barracks Road Charlottesville, VA 22905(10)	1958	1985	487,000	$21.66	99%	Anthropologie Bed, Bath & Beyond Harris Teeter Kroger Barnes & Noble Old Navy Michaels Ulta

Property, City, State, Zip Code	Year Completed	Year Acquired	Square Feet(1) /Apartment Units	Average Rent Per Square Foot	Percentage Leased(2)	Principal Tenant(s)
Falls Plaza/Falls Plaza—East Falls Church, VA 22046	1960-1962	1967/1972	144,000	$29.69	100%	Giant Food CVS Staples
Idylwood Plaza Falls Church, VA 22030(10)	1991	1994	73,000	$41.90	96%	Whole Foods
Leesburg Plaza Leesburg, VA 20176(6)(10)	1967	1998	236,000	$22.25	97%	Giant Food Pier 1 Imports Office Depot Petsmart
Loehmann's Plaza Fairfax, VA 22042(10)	1971	1983	259,000	$26.25	97%	L.A. Fitness Giant Food Loehmann's Dress Shop
Mount Vernon/South Valley/ 7770 Richmond Hwy Alexandria, VA 22306(3)(6)(10)	1966-1974	2003/2006	572,000	$15.45	94%	Shoppers Food Warehouse Bed, Bath & Beyond Michaels Home Depot TJ Maxx Gold's Gym Staples
Old Keene Mill Springfield, VA 22152	1968	1976	92,000	$33.63	100%	Whole Foods Walgreens
Pan Am Fairfax, VA 22031	1979	1993	227,000	$20.27	99%	Michaels Micro Center Safeway
Pentagon Row Arlington, VA 22202(10)	2001-2002	1998/2010	296,000	$34.55	99%	Harris Teeter Bed, Bath & Beyond L.A. Fitness DSW
Pike 7 Plaza Vienna, VA 22180(6)	1968	1997	164,000	$39.41	100%	DSW Staples TJ Maxx
Shoppers' World Charlottesville, VA 22091(10)	1975-2001	2007	169,000	$14.00	72%	Staples
Shops at Willow Lawn Richmond, VA 23230	1957	1983	438,000	$16.41	83%	Kroger Old Navy Ross Dress For Less Staples
Tower Shopping Center Springfield, VA 22150	1960	1998	112,000	$24.01	87%	Talbots
Tyson's Station Falls Church, VA 22043	1954	1978	49,000	$40.37	96%	Trader Joe's
Village at Shirlington Arlington, VA 22206(7)	1940, 2006-2009	1995	261,000	$34.44	97%	AMC Loews Carlyle Grand Café Harris Teeter
Total All Regions—Retail(11)			**19,259,000**	**$23.37**	**93%**	
Total All Regions—Residential			**1,011 units**		**92%**	

(1) Represents the physical square footage of the commercial portion of the property, which may differ from the gross leasable square footage used to express percentage leased. Some of our properties include office space which is included in this square footage but is not material in total.

(2) Retail percentage leased is expressed as a percentage of rentable commercial square feet occupied or subject to a lease under which rent is currently payable and includes square feet covered by leases for stores not yet opened. Residential percentage leased is expressed as a percentage of units occupied or subject to a lease.

(3) All or a portion of this property is owned pursuant to a ground lease.

(4) We own the controlling interest in this center.

(5) We own a 90% general and limited partnership interests in these buildings.

(6) We own this property in a "downREIT" partnership, of which a wholly owned subsidiary of the Trust is the sole general partner, with third party partners holding operating partnership units.

(7) All or a portion of this property is subject to a capital lease obligation.

(8) Properties acquired through a joint venture arrangement with affiliates of a discretionary fund created and advised by ING Clarion Partners.

(9) The Trust controls Melville Mall through a 20 year master lease and secondary financing to the owner. Because the Trust controls the activities that most significantly impact this property and retains substantially all of the economic benefit and risk associated with it, we consolidate this property and its operations.

(10) All or a portion of this property is encumbered by a mortgage loan.

(11) Aggregate information is calculated on a GLA weighted-average basis, excluding properties acquired through a joint venture arrangement with affiliates of a discretionary fund created and advised by ING Clarion Partners.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR OUR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares trade on the New York Stock Exchange under the symbol "FRT." Listed below are the high and low closing prices of our common shares as reported on the New York Stock Exchange and the dividends declared for each of the periods indicated.

	Price Per Share		Dividends Declared Per Share
	High	Low	
2011			
Fourth quarter	$ 92.45	$ 80.15	$ 0.690
Third quarter	$ 90.55	$ 75.31	$ 0.690
Second quarter	$ 88.12	$ 80.21	$ 0.670
First quarter	$ 84.18	$ 76.14	$ 0.670
2010			
Fourth quarter	$ 84.32	$ 74.87	$ 0.670
Third quarter	$ 83.32	$ 68.91	$ 0.670
Second quarter	$ 79.52	$ 68.35	$ 0.660
First quarter	$ 74.11	$ 63.07	$ 0.660

On February 9, 2012, there were 3,508 holders of record of our common shares.

Our ongoing operations generally will not be subject to federal income taxes as long as we maintain our REIT status and distribute to shareholders at least 100% of our taxable income. Under the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to generally distribute at least 90% of taxable income.

Future distributions will be at the discretion of our Board of Trustees and will depend on our actual net income available for common shareholders, financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our regular annual dividend rate for 44 consecutive years.

Our total annual dividends paid per common share for 2011 and 2010 were $2.70 per share and $2.65 per share, respectively. The annual dividend amounts are different from dividends as calculated for federal income tax purposes. Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes generally will be taxable to a shareholder as ordinary dividend income. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable reduction of the shareholder's basis in such shareholder's shares, to the extent thereof, and thereafter as taxable capital gain. Distributions that are treated as a reduction of the shareholder's basis in its shares will have the effect of increasing the amount of gain, or reducing the amount of loss, recognized upon the sale of the shareholder's shares. No assurances can be given regarding what portion, if any, of distributions in 2012 or subsequent years will constitute a return of capital for federal income tax purposes. During a year in which a REIT earns a net long-term capital gain, the REIT can elect under Section 857(b)(3) of the Code to designate a portion of dividends paid to shareholders as capital gain dividends. If this election is made, then the capital gain dividends are generally taxable to the shareholder as long-term capital gains.

The following table reflects the income tax status of distributions per share paid to common shareholders:

	Year Ended December 31,	
	2011	2010
Ordinary dividend	$ 2.349	$ 2.519
Ordinary dividend eligible for 15% tax rate	0.027	0.025
Return of capital	0.162	0.106
Capital gain	0.162	—
	$ 2.700	$ 2.650

Distributions on our 5.417% Series 1 Cumulative Convertible Preferred Shares were paid at the rate of $1.354 per share per annum commencing on the issuance date of March 8, 2007. We do not believe that the preferential rights available to the holders of our preferred shares or the financial covenants contained in our debt agreements had or will have an adverse effect on our ability to pay dividends in the normal course of business to our common shareholders or to distribute amounts necessary to maintain our qualification as a REIT.

Recent Sales of Unregistered Shares

Under the terms of various operating partnership agreements of certain of our affiliated limited partnerships, the interest of limited partners in those limited partnerships may be redeemed, subject to certain conditions, for cash or an equivalent number of our common shares, at our option. All other equity securities sold by us during 2011 that were not registered have been previously reported in a Quarterly Report on Form 10-Q.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No equity securities were purchased by us during the fourth quarter of 2011, and 13,975 restricted common shares were forfeited by former employees.

ITEM 6. SELECTED FINANCIAL DATA

The following table includes certain financial information on a consolidated historical basis. You should read this section in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data." Our selected operating data, other data and balance sheet data for the years ended December 31, 2007 through 2010 have been reclassified to conform to the 2011 presentation.

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data and ratios)				
Operating Data:					
Rental income	$ 538,701	$ 522,651	$ 510,777	$ 499,100	$ 462,856
Property operating income(1)	$ 382,890	$ 372,615	$ 362,359	$ 353,373	$ 334,950
Income from continuing operations	$ 131,554	$ 125,851	$ 101,325	$ 119,655	$ 98,323
Gain on sale of real estate	$ 15,075	$ 1,410	$ 1,298	$ 12,572	$ 94,768
Net income	$ 149,612	$ 128,237	$ 103,872	$ 135,153	$ 201,127
Net income attributable to the Trust	$ 143,917	$ 122,790	$ 98,304	$ 129,787	$ 195,537
Net income available for common shareholders	$ 143,376	$ 122,249	$ 97,763	$ 129,246	$ 195,095
Net cash provided by operating activities	$ 244,711	$ 256,735	$ 256,765	$ 228,285	$ 214,209
Net cash used in investing activities	$ (196,369)	$ (187,088)	$ (127,341)	$ (207,567)	$ (151,439)
Net cash provided by (used in) financing activities	$ 3,667	$ (189,239)	$ (9,258)	$ (56,186)	$ (23,574)
Dividends declared on common shares	$ 171,335	$ 163,382	$ 157,638	$ 148,444	$ 135,102
Weighted average number of common shares outstanding:					
Basic	62,438	61,182	59,704	58,665	56,108
Diluted	62,603	61,324	59,830	58,889	56,473
Earnings per common share, basic:					
Continuing operations	$ 2.00	$ 1.95	$ 1.59	$ 1.93	$ 1.64
Discontinued operations	0.29	0.03	0.04	0.26	1.83
Gain on sale of real estate	—	0.01	—	—	—
Total	$ 2.29	$ 1.99	$ 1.63	$ 2.19	$ 3.47
Earnings per common share, diluted:					
Continuing operations	$ 1.99	$ 1.94	$ 1.59	$ 1.93	$ 1.63
Discontinued operations	0.29	0.03	0.04	0.26	1.82
Gain on sale of real estate	—	0.01	—	—	—
Total	$ 2.28	$ 1.98	$ 1.63	$ 2.19	$ 3.45
Dividends declared per common share	$ 2.72	$ 2.66	$ 2.62	$ 2.52	$ 2.37
Other Data:					
Funds from operations available to common shareholders(2)(3)	$ 251,576	$ 239,210	$ 211,065	$ 228,397	$ 206,037
EBITDA(3)(4)	$ 374,131	$ 352,481	$ 328,491	$ 344,465	$ 423,150
Adjusted EBITDA(3)(4)	$ 357,030	$ 351,071	$ 327,193	$ 331,893	$ 328,382
Ratio of EBITDA to combined fixed charges and preferred share dividends(3)(4)(5)	3.5 x	3.1 x	2.8 x	3.2 x	3.3 x
Ratio of Adjusted EBITDA to combined fixed charges and preferred share dividends(3)(4)(5)	3.3 x	3.1 x	2.7 x	3.1 x	2.6 x

	As of December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Balance Sheet Data:					
Real estate, at cost	$ 4,434,544	$ 3,895,942	$ 3,759,234	$ 3,673,685	$ 3,452,847
Total assets	$ 3,659,908	$ 3,159,553	$ 3,222,309	$ 3,092,776	$ 2,989,297
Mortgages payable and capital lease obligations	$ 810,616	$ 589,441	$ 601,884	$ 452,810	$ 450,084
Notes payable	$ 295,159	$ 97,881	$ 261,745	$ 336,391	$ 210,820
Senior notes and debentures	$ 1,004,635	$ 1,079,827	$ 930,219	$ 956,584	$ 977,556
Preferred shares	$ 9,997	$ 9,997	$ 9,997	$ 9,997	$ 9,997
Shareholders' equity(6)	$ 1,240,604	$ 1,115,768	$ 1,151,738	$ 1,084,569	$ 1,081,550
Number of common shares outstanding	63,544	61,526	61,242	58,986	58,646

(1) Property operating income is a non-GAAP measure that consists of rental income, other property income and mortgage interest income, less rental expenses and real estate taxes. This measure is used internally to evaluate the performance of property operations and we consider it to be a significant measure. Property operating income should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP.

(2) FFO is a supplemental non-GAAP financial measure of real estate companies' operating performances. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as follows: net income, computed in accordance with U.S. GAAP, plus real estate related depreciation and amortization and excluding extraordinary items and gains on the sale of real estate. We compute FFO in accordance with the NAREIT definition, and we have historically reported our FFO available for common shareholders in addition to our net income.

We consider FFO available for common shareholders a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation. We use FFO primarily as one of several means of assessing our operating performance in comparison with other REITs. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs. Additional information regarding our calculation of FFO is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The reconciliation of net income to funds from operations available for common shareholders is as follows:

	2011	2010	2009	2008	2007
			(In thousands)		
Net income	$ 149,612	$ 128,237	$ 103,872	$ 135,153	$ 201,127
Net income attributable to noncontrolling interests	(5,695)	(5,447)	(5,568)	(5,366)	(5,590)
Gain on sale of real estate	(15,075)	(1,410)	(1,298)	(12,572)	(94,768)
Gain on deconsolidation of VIE	(2,026)	—	—	—	—
Depreciation and amortization of real estate assets	113,188	107,187	103,104	101,450	95,565
Amortization of initial direct costs of leases	10,432	9,552	9,821	8,771	8,473
Depreciation of joint venture real estate assets	1,771	1,499	1,388	1,331	1,241
Funds from operations	252,207	239,618	211,319	228,767	206,048
Dividends on preferred shares	(541)	(541)	(541)	(541)	(442)
Income attributable to operating partnership units	981	980	974	950	1,156
Income attributable to unvested shares	(1,071)	(847)	(687)	(779)	(725)
Funds from operations available for common shareholders	$ 251,576	$ 239,210	$ 211,065	$ 228,397	$ 206,037

(3) Includes a charge of $0.3 million and $16.4 million in 2010 and 2009, respectively, for adjusting the accrual for litigation regarding a parcel of land located adjacent to Santana Row as well as other costs related to the litigation and appeal process. The matter is further discussed in Note 9 to the consolidated financial statements.

(4) The SEC has stated that EBITDA is a non-GAAP measure as calculated in the table below. Adjusted EBITDA is a non-

GAAP measure that means net income or loss plus net interest expense, income taxes, depreciation and amortization, gain or loss on sale of real estate and impairments of real estate if any. Adjusted EBITDA is presented because it approximates a key performance measure in our debt covenants, but it should not be considered an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP. Adjusted EBITDA as presented may not be comparable to other similarly titled measures used by other REITs.

The reconciliation of net income to EBITDA and adjusted EBITDA for the periods presented is as follows:

	2011	2010	2009	2008	2007
			(In thousands)		
Net income	$ 149,612	$ 128,237	$ 103,872	$ 135,153	$ 201,127
Depreciation and amortization	126,568	119,817	115,093	111,068	105,966
Interest expense	98,465	101,882	108,781	99,163	117,394
Early extinguishment of debt	(296)	2,801	2,639	—	—
Other interest income	(218)	(256)	(1,894)	(919)	(1,337)
EBITDA	374,131	352,481	328,491	344,465	423,150
Gain on deconsolidation of VIE	(2,026)	—	—	—	—
Gain on sale of real estate	(15,075)	(1,410)	(1,298)	(12,572)	(94,768)
Adjusted EBITDA	$ 357,030	$ 351,071	$ 327,193	$ 331,893	$ 328,382

(5) Fixed charges consist of interest on borrowed funds (including capitalized interest), amortization of debt discount and expense and the portion of rent expense representing an interest factor.

(6) Prior period balances reflect adjustments related to redeemable noncontrolling interests. See Note 2 of the consolidated financial statements for further discussion.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Certain statements in this section or elsewhere in this report may be deemed "forward-looking statements". See "Item 1A. Risk Factors" in this report for important information regarding these forward-looking statements and certain risk and uncertainties that may affect us. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing in "Item 8. Financial Statements and Supplementary Data" of this report.

Overview

We are an equity real estate investment trust ("REIT") specializing in the ownership, management, and redevelopment of high quality retail and mixed-use properties located primarily in densely populated and affluent communities in strategically selected metropolitan markets in the Northeast and Mid-Atlantic regions of the United States, as well as in California. As of December 31, 2011, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 87 predominantly retail real estate projects comprising approximately 19.3 million square feet. In total, the real estate projects were 93.4% leased and 92.4% occupied at December 31, 2011. A joint venture in which we own a 30% interest owned seven retail real estate projects totaling approximately 1.0 million square feet as of December 31, 2011. In total, the joint venture properties in which we own a 30% interest were 90.9% leased and occupied at December 31, 2011. We have paid quarterly dividends to our shareholders continuously since our founding in 1962 and have increased our dividends per common share for 44 consecutive years.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP", requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past and current events and economic conditions. In addition, information relied upon by management in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates. A discussion of possible risks which may affect these estimates is included in "Item 1A. Risk Factors" of this report. Management considers an accounting estimate to be critical if changes in the estimate could have a material impact on our consolidated results of operations or financial condition.

Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements; however, the most critical accounting policies, which involve the use of estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates, are as follows:

Revenue Recognition and Accounts Receivable

Our leases with tenants are classified as operating leases. Substantially all such leases contain fixed escalations which occur at specified times during the term of the lease. Base rents are recognized on a straight-line basis from when the tenant controls the space through the term of the related lease, net of valuation adjustments, based on management's assessment of credit, collection and other business risk. Percentage rents, which represent additional rents based upon the level of sales achieved by certain tenants, are recognized at the end of the lease year or earlier if we have determined the required sales level is achieved and the percentage rents are collectible. Real estate tax and other cost reimbursements are recognized on an accrual basis over the periods in which the related expenditures are incurred. For a tenant to terminate its lease agreement prior to the end of the agreed term, we may require that they pay a fee to cancel the lease agreement. Lease termination fees for which the tenant has relinquished control of the space are generally recognized on the termination date. When a lease is terminated early but the tenant continues to control the space under a modified lease agreement, the lease termination fee is generally recognized evenly over the remaining term of the modified lease agreement.

Current accounts receivable from tenants primarily relate to contractual minimum rent and percentage rent as well as real estate tax and other cost reimbursements. Accounts receivable from straight-line rent is typically longer term in nature and relates to the cumulative amount by which straight-line rental income recorded to date exceeds cash rents billed to date under the contractual lease agreement.

We make estimates of the collectability of our current accounts receivable and straight-line rents receivable which requires significant judgment by management. The collectability of receivables is affected by numerous factors including current economic conditions, bankruptcies, and the ability of the tenant to perform under the terms of their lease agreement. While we make estimates of potentially uncollectible amounts and provide an allowance for them through bad debt expense, actual collectability could differ from those estimates which could affect our net income. With respect to the allowance for current uncollectible tenant receivables, we assess the collectability of outstanding receivables by evaluating such factors as nature and age of the receivable, past history and current financial condition of the specific tenant including our assessment of the tenant's ability to meet its contractual lease obligations, and the status of any pending disputes or lease negotiations with the tenant. At December 31, 2011 and 2010, our allowance for doubtful accounts was $17.6 million and $18.7 million, respectively. Historically, we have recognized bad debt expense between 0.4% and 1.3% of rental income and it was 0.5% in 2011 reflecting positive economic changes and their impact to our tenants. A change in the estimate of collectability of a receivable would result in a change to our allowance for doubtful accounts and correspondingly bad debt expense and net income. For example, in the event our estimates were not accurate and we were required to increase our allowance by 1% of rental income, our bad debt expense would have increased and our net income would have decreased by $5.4 million.

Due to the nature of the accounts receivable from straight-line rents, the collection period of these amounts typically extends beyond one year. Our experience relative to unbilled straight-line rents is that a portion of the amounts otherwise recognizable as revenue is never billed to or collected from tenants due to early lease terminations, lease modifications, bankruptcies and other factors. Accordingly, the extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the nonrecognition of a portion of straight-line rental income until the collection of such income is reasonably assured. If our evaluation of tenant credit risk changes indicating more straight-line revenue is reasonably collectible than previously estimated and realized, the additional straight-line rental income is recognized as revenue. If our evaluation of tenant credit risk changes indicating a portion of realized straight-line rental income is no longer collectible, a reserve and bad debt expense is recorded. At December 31, 2011 and 2010, accounts receivable include approximately $50.5 million and $45.6 million, respectively, related to straight-line rents. Correspondingly, these estimates of collectability have a direct impact on our net income.

Real Estate

The nature of our business as an owner, redeveloper and operator of retail shopping centers and mixed-use properties means that we invest significant amounts of capital. Depreciation and maintenance costs relating to our properties constitute substantial costs for us as well as the industry as a whole. We capitalize real estate investments and depreciate them on a straight-line basis in accordance with GAAP and consistent with industry standards based on our best estimates of the assets' physical and economic useful lives. We periodically review the estimated lives of our assets and implement changes, as necessary, to these estimates and, therefore, to our depreciation rates. These reviews may take into account such factors as the historical retirement and replacement of our assets, expected redevelopments, the repairs required to maintain the condition of our assets, and general economic and real estate factors. Certain events could occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen competition or changes in customer shopping habits could substantially alter our assumptions regarding our ability to realize the expected return on investment in the property and therefore reduce the economic life of the asset and affect the amount of depreciation expense to be charged against both the current and future revenues. These assessments have a direct impact on our net income. The longer the economic useful life, the lower the depreciation expense will be for that asset in a fiscal period, which in turn will increase our net income. Similarly, having a shorter economic useful life would increase the depreciation for a fiscal period and decrease our net income.

Land, buildings and real estate under development are recorded at cost. We compute depreciation using the straight-line method with useful lives ranging generally from 35 years to a maximum of 50 years on buildings and major improvements. Maintenance and repair costs are charged to operations as incurred. Tenant work and other major improvements, which improve or extend the life of the asset, are capitalized and depreciated over the life of the lease or the estimated useful life of the improvements, whichever is shorter. Minor improvements, furniture and equipment are capitalized and depreciated over useful lives ranging from 3 to 20 years.

The capitalized costs associated with developments and redevelopments are depreciated over the life of the improvement. Capitalized costs associated with leases are depreciated or amortized over the base term of the lease. Unamortized leasing costs are charged to expense if the applicable tenant vacates before the expiration of its lease. Undepreciated tenant work is written-off if the applicable tenant vacates and the tenant work is replaced or has no future value. Additionally, we make estimates as to the probability of certain development and redevelopment projects being completed. If we determine the redevelopment is no longer probable of completion, we immediately expense all capitalized costs which are not recoverable.

When applicable, as lessee, we classify our leases of land and building as operating or capital leases. We are required to use judgment and make estimates in determining the lease term, the estimated economic life of the property and the interest rate to be used in determining whether or not the lease meets the qualification of a capital lease and is recorded as an asset.

Certain external and internal costs directly related to the development, redevelopment and leasing of real estate, including pre-construction costs, real estate taxes, insurance, construction costs and salaries and related costs of personnel directly involved, are capitalized. We capitalized external and internal costs related to both development and redevelopment activities of $96 million and $4 million, respectively, for 2011 and $54 million and $3 million, respectively, for 2010. We capitalized external and internal costs related to other property improvements of $46 million and $1 million, respectively, for 2011 and $39 million and $1 million, respectively, for 2010. We capitalized external and internal costs related to leasing activities of $8 million and $5 million, respectively, for 2011 and $7 million and $4 million, respectively, for 2010. The amount of capitalized internal costs for salaries and related benefits for development and redevelopment activities, other property improvements, and leasing activities were $4 million, $1 million, and $5 million, respectively, for 2011 and $3 million, $1 million, and $4 million, respectively, for 2010.

Additionally, interest costs on developments and major redevelopments are capitalized as part of developments and redevelopments not yet placed in service. Capitalization of interest commences when development activities and expenditures begin and end upon completion, which is when the asset is ready for its intended use. Generally, rental property is considered substantially complete and ready for its intended use upon completion of tenant improvements, but no later than one year from completion of major construction activity. We make judgments as to the time period over which to capitalize such costs and these assumptions have a direct impact on net income because capitalized costs are not subtracted in calculating net income. If the time period for capitalizing interest is extended, more interest is capitalized, thereby decreasing interest expense and increasing net income during that period.

Real Estate Acquisitions

Upon acquisition of operating real estate properties, we estimate the fair value of assets and liabilities acquired including land, building, improvements, leasing costs, intangibles such as in-place leases, assumed debt, and current assets and liabilities, if any. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. We utilize methods similar to those used by independent appraisers in estimating the fair value of acquired assets and liabilities. The value allocated to in-place leases is amortized over the related lease term and reflected as rental income in the statement of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off to rental income.

Long-Lived Assets and Impairment

There are estimates and assumptions made by management in preparing the consolidated financial statements for which the actual results will be determined over long periods of time. This includes the recoverability of long-lived assets, including our properties that have been acquired or redeveloped and our investment in certain joint ventures. Management's evaluation of impairment includes review for possible indicators of impairment as well as, in certain circumstances, undiscounted and discounted cash flow analysis. Since most of our investments in real estate are wholly-owned or controlled assets which are held for use, a property with impairment indicators is first tested for impairment by comparing the undiscounted cash flows, including residual value, to the current net book value of the property. If the undiscounted cash flows are less than the net book value, the property is written down to expected fair value.

The calculation of both discounted and undiscounted cash flows requires management to make estimates of future cash flows including revenues, operating expenses, required maintenance and development expenditures, market conditions, demand for space by tenants and rental rates over long periods. Because our properties typically have a long life, the assumptions used to estimate the future recoverability of book value requires significant management judgment. Actual results could be significantly different from the estimates. These estimates have a direct impact on net income, because recording an impairment charge results in a negative adjustment to net income.

Contingencies

We are sometimes involved in lawsuits, warranty claims, and environmental matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters. We accrue a liability for litigation if an unfavorable outcome is probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Any difference between our estimate of a potential loss and the actual outcome would result in an increase or decrease to net income.

In addition, we reserve for estimated losses, if any, associated with warranties given to a buyer at the time an asset is sold or other potential liabilities relating to that sale, taking any insurance policies into account. These warranties may extend up to ten years and the calculation of potential liability requires significant judgment. If changes in facts and circumstances indicate that warranty reserves are understated, we will accrue additional reserves at such time a liability has been incurred and the costs can be reasonably estimated. Warranty reserves are released once the legal liability period has expired or all related work has been substantially completed. Any changes to our estimated warranty losses would result in an increase or decrease in net income.

Self-Insurance

We are self-insured for general liability costs up to predetermined retained amounts per claim, and we believe that we maintain adequate accruals to cover our retained liability. We currently do not maintain third party stop-loss insurance policies to cover liability costs in excess of predetermined retained amounts. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims projected to be incurred but not yet reported. Management considers a number of factors, including third-party actuarial analysis and future increases in costs of claims, when making these determinations. If our liability costs differ from these accruals, it will increase or decrease our net income.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This pronouncement is effective for us in the first quarter of 2012 and is not expected to have a significant impact to our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the requirement to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. These pronouncements are effective for us in the first quarter of 2012 and will not have a significant impact to our consolidated financial statements.

2011 Significant Property Acquisitions and Disposition

On January 19, 2011, we acquired the fee interest in Tower Shops located in Davie, Florida for a net purchase price of $66.1 million which included the assumption of a mortgage loan with a face amount of $41.0 million and a fair value of approximately $42.9 million. The property contains approximately 368,000 square feet of gross leasable area on 67 acres and is shadow-anchored by Home Depot and Costco. Approximately $1.2 million and $4.4 million of net assets acquired were allocated to other assets for "above market leases" and other liabilities for "below market leases", respectively. We incurred a total of $0.4 million of acquisition costs of which $0.2 million were incurred in 2011 and are included in "general and administrative expenses" for the year ended December 31, 2011.

On July 12, 2011, we sold Feasterville Shopping Center located in Feasterville, Pennsylvania for a sales price of $20.0 million resulting in a gain of $14.8 million. The operations of this property are included in "discontinued operations" in the consolidated statements of operations for all periods presented and included in "assets held for sale/disposal" in our consolidated balance sheet as of December 31, 2010. The sale was completed as a Section 1031 tax deferred exchange transaction with the acquisition of Tower Shops.

On October 31, 2011, our Newbury Street Partnership sold its three buildings for $44.0 million. As part of the sale, we received $34.6 million of the net proceeds which included the repayment of our $11.8 million loans. Due to our earnings being recorded one quarter in arrears, we will recognize the gain on sale of $11.8 million in the first quarter 2012. See Note 5 to the consolidated financial statements for further discussion of our Newbury Street Partnership.

On December 27, 2011, we acquired an 89.9% controlling interest in Montrose Crossing, a 357,000 square foot shopping center located in Rockville, Maryland. The purchase price was $141.5 million and our 89.9% ownership interest was $127.2 million which was funded with cash and our pro-rata share of $80.0 million of new mortgage debt. We are the managing member of the entity, control all significant operating decisions, and receive approximately 89.9% of the cash flow of the entity. Therefore, we have consolidated the property and its operations effective on the acquisition date. The purchase price has been preliminarily allocated to real estate assets, debt, and noncontrolling interests. The final purchase price allocation to all acquired assets, liabilities, and noncontrolling interests will be finalized after our valuation studies are complete. We incurred approximately $2.4 million of acquisition costs which are included in "general and administrative expenses" in 2011.

On December 30, 2011, we acquired a 48.2% controlling interest in Plaza El Segundo, a 381,000 square foot shopping center located in El Segundo, California. The purchase price was $192.7 million and our 48.2% ownership interest was funded with $8.5 million of cash and the assumption of our pro-rata share of the existing $175.0 million mortgage debt. We are the managing member of the entity, control all significant operating decisions, and receive the majority of the cash flow of the entity. Therefore, we have consolidated the property and its operations effective on the acquisition date. The purchase price has been preliminarily allocated to real estate assets, debt, and noncontrolling interests. The final purchase price allocation to all acquired assets, liabilities, and noncontrolling interests will be finalized after our valuation studies are complete. We incurred approximately $1.0 million of acquisition costs which are included in "general and administrative expenses" in 2011.

On December 30, 2011, we acquired an 8.1 acre land parcel adjacent to Plaza El Segundo for a purchase price of $15.9 million. We intend to use the land parcel for future development.

2011 Significant Debt, Equity and Other Transactions

In connection with the acquisition of Tower Shops on January 19, 2011, we assumed a mortgage loan with a face amount of $41.0 million and a fair value of approximately $42.9 million. The mortgage loan bore interest at 6.52%, had a scheduled maturity on July 1, 2015 and was contractually pre-payable after June 2011 with a 3% prepayment premium. On March 24, 2011, the lender unexpectedly allowed us to repay the $41.0 million mortgage loan prior to the permitted prepayment date including the 3% prepayment premium of $1.2 million. The $0.3 million of income from early extinguishment of debt in the year ended December 31, 2011, relates to the early payoff of this loan and includes the write-off of the unamortized debt premium of $1.7 million net of the 3% prepayment premium and unamortized debt fees.

On February 15, 2011, we repaid our $75.0 million 4.50% senior notes on the maturity date.

On February 24, 2011, we entered into an at the market ("ATM") equity program in which we may from time to time offer and sell common shares having an aggregate offering price of up to $300.0 million. We intend to use the net proceeds to fund potential acquisition opportunities, fund our development and redevelopment pipeline, repay amounts outstanding under our revolving credit facility and/or for general corporate purposes. For the three months ended December 31, 2011, no shares were issued under the ATM equity program. For the year ended December 31, 2011, we issued 1,662,038 common shares at a weighted average price per share of $85.26 for net cash proceeds of $139.3 million and paid $2.1 million in commissions related to the sales of these common shares.

In March 2011, we paid the final judgment of $16.2 million related to a previously disclosed lawsuit regarding a parcel of land located adjacent to Santana Row. The final judgment was previously accrued and is included in "accounts payable and accrued expenses" in our consolidated balance sheet at December 31, 2010.

On April 29, 2011, we repaid the $31.7 million mortgage loan on Federal Plaza which had an original maturity date of June 1, 2011.

On June 1, 2011, we repaid the $5.6 million mortgage loan on Tysons Station which had an original maturity date of September 1, 2011.

On July 7, 2011, we replaced our existing $300.0 million revolving credit facility with a new $400.0 million unsecured revolving credit facility. This new revolving credit facility matures on July 6, 2015, subject to a one-year extension at our option, and bears interest at LIBOR plus 115 basis points. The spread over LIBOR is subject to adjustment based on our credit rating.

On November 22, 2011, we entered into a $275.0 million unsecured term loan which bears interest at LIBOR plus 145 basis points. The spread over LIBOR is subject to adjustment based on our credit rating. The loan matures on November 21, 2018 and is prepayable without penalty after three years. We entered into two interest rate swap agreements to fix the variable rate portion of our $275.0 million term loan at 1.72% from December 1, 2011 through November 1, 2018. The swap agreements effectively fixed the rate on the term loan at 3.17%. Both swaps were designated and qualified as cash flow hedges and are recorded at fair value.

In connection with the acquisition of Montrose Crossing on December 27, 2011, our joint venture that owns the property entered into an $80.0 million mortgage loan that bears interest at 4.20% and matures on January 10, 2022. As Montrose Crossing is a consolidated property, 100% of the mortgage loan is included in our consolidated balance sheet.

In connection with the acquisition of Plaza El Segundo on December 30, 2011, we assumed our pro-rata share of an existing mortgage loan with a face amount of $175.0 million and a fair value of approximately $185.6 million. As Plaza El Segundo is a consolidated property, 100% of the mortgage loan is included in our consolidated balance sheet. The mortgage loan requires monthly interest only payments through maturity, bears interest at a weighted average rate of 6.33% and matures on August 5, 2017.

Mortgage Loan Receivable Refinancing

Prior to June 30, 2011, we were the lender on a first and second mortgage loan on a shopping center and an adjacent commercial building in Norwalk, Connecticut. Our carrying amount of the loans was approximately $18.3 million. The loans were in default and foreclosure proceedings had been filed, however, we were in negotiations with the borrower to refinance the loans. On June 30, 2011, we refinanced the existing loans with a first mortgage loan which had an initial principal balance of $11.9 million, bears interest at 6.0%, and matures on June 30, 2014, subject to a one year extension option. The loan is secured by the shopping center in Norwalk, Connecticut. As part of the refinancing, we received approximately $8.7 million in cash.

Because the loans were in default, we had certain rights under the first mortgage loan agreement that gave us the ability to direct the activities that most significantly impacted the shopping center. Although we did not exercise those rights, the existence of those rights in the loan agreement resulted in the entity being a variable interest entity ("VIE"). Additionally, given our investment in both the first and second mortgage on the property, the overall decline in fair market value since the loans were initiated, and the default status of the loans, we also had the obligation to absorb losses or rights to receive benefits that could potentially be significant to the VIE. Consequently, we were the primary beneficiary of this VIE and consolidated the shopping center and adjacent building from March 30, 2010 to June 29, 2011. Our investment in the property is included in "assets held for sale/disposal" in the consolidated balance sheet at December 31, 2010 and the operations of the entity are included in "discontinued operations" for all periods presented.

In conjunction with the refinancing of the loans, we re-evaluated our status as the primary beneficiary of the VIE. Because the loan is not in default, we no longer have those certain rights that give us the ability to control the activities that most significantly impact the shopping center. Our current involvement in the property is solely as the lender on the mortgage loan with protective rights as the lender. Therefore, we are no longer the primary beneficiary and deconsolidated the entity as of

June 30, 2011. The mortgage loan receivable was recorded at its estimated fair value of $11.9 million and we recognized a $2.0 million gain on deconsolidation as part of the refinancing which is included in "discontinued operations - gain on deconsolidation of VIE" for 2011. As of December 31, 2011, the loan was performing and the carrying amount of the mortgage loan was $11.7 million which is included in "mortgage notes receivable" on the balance sheet. This amount also reflects our maximum exposure to loss related to this investment.

The change in design of the entity including the refinancing of the loan was a VIE reconsideration event. Given that the loan is no longer in default, we, as lender, do not have the power to direct the activities that most significantly impact the entity, and the additional equity investment at risk provided by the entity's equity holders, the entity is no longer a VIE.

Outlook

We seek growth in earnings, funds from operations, and cash flows primarily through a combination of the following:

- growth in our portfolio from property development and redevelopments,
- expansion of our portfolio through property acquisitions, and
- growth in our same-center portfolio.

Our properties are located in densely populated or affluent areas with high barriers to entry which allow us to take advantage of redevelopment opportunities that enhance our operating performance through renovation, expansion, reconfiguration, and/or retenanting. We evaluate our properties on an ongoing basis to identify these types of opportunities. In 2012, we expect to have redevelopment projects stabilizing with projected costs of approximately $57 million.

Additionally, we continue to invest in the development at Assembly Row which is a long-term development project we expect to be involved in over the coming years. The carrying value of the development portion of this project at December 31, 2011 is approximately $148 million. The project currently has zoning entitlements to build 2.3 million square feet of commercial-use buildings, 2,100 residential units, and a 200 room hotel. We expect that we will structure any future development in a manner designed to mitigate our risk which may include transfers of entitlements or co-developing with other companies. In December 2011, we entered into agreements with AvalonBay Communities ("AvalonBay") for a portion of the first phase of residential and retail development at Assembly Row which will include 575 residential units (by AvalonBay) and approximately 323,000 square feet of retail space. The Massachusetts Bay Transit Authority (MBTA) will also construct the new orange line T-Stop at the property. We expect construction on Phase 1 to commence in early 2012 with stabilization in 2015. We will also continue our infrastructure work during 2012. We invested $36 million in Assembly Row in 2011 and expect to invest between $20 million and $40 million in 2012, net of expected public funding.

During 2011, we continued our predevelopment work related to the long-term redevelopment of Mid-Pike Plaza in Rockville, Maryland, which will become Pike & Rose, a long-term, multi-phased, mixed-use project. The property currently has zoning entitlements to build 1.7 million square feet of commercial-use buildings and 1.7 million square feet for residential use. Phase I of Pike & Rose involves demolition of roughly 25% of the existing GLA at Mid-Pike Plaza and construction of 493 residential units, 151,000 square feet of retail space and 79,000 square of office space. We expect construction of Phase I to commence in 2012 with stabilization in 2015/2016. We invested $7 million in Pike & Rose in 2011 and expect to invest between $15 million to $35 million in 2012.

We continue to review acquisition opportunities in our primary markets that complement our portfolio and provide long-term growth opportunities. Generally, our acquisitions do not initially contribute significantly to earnings growth; however, they provide long-term re-leasing growth, redevelopment opportunities, and other strategic opportunities. Any growth from acquisitions is contingent on our ability to find properties that meet our qualitative standards at prices that meet our financial hurdles. Changes in interest rates may affect our success in achieving earnings growth through acquisitions by affecting both the price that must be paid to acquire a property, as well as our ability to economically finance the property acquisition. Generally, our acquisitions are initially financed by available cash and/or borrowings under our revolving credit facility which may be repaid later with funds raised through the issuance of new equity or new long-term debt. On occasion we also finance our acquisitions through the issuance of common shares, preferred shares, or downREIT units as well as through new or assumed mortgages.

Our same-center growth is primarily driven by increases in rental rates on new leases and lease renewals and changes in portfolio occupancy. Over the long-term, the infill nature and strong demographics of our properties provide a strategic advantage allowing us to maintain relatively high occupancy and increase rental rates. The current economic environment may, however, impact our ability to increase rental rates in the short-term and may require us to decrease some rental rates. This will have a long-term impact over the contractual term of the lease agreement, which on average is between five and ten years. We expect to continue to see small changes in occupancy over the short term and expect increases in occupancy to be a driver of our same-center growth over the long term as we are able to re-lease vacant spaces. We seek to maintain a mix of strong national, regional, and local retailers. At December 31, 2011, no single tenant accounted for more than 2.5% of annualized base rent.

The current economic environment has impacted the success of certain of our tenants' retail operations and therefore the amount of rent and expense reimbursements we receive from certain of our tenants. While we believe the locations of our centers and diverse tenant base mitigates the negative impact of the economic environment, any reduction in our tenants' abilities to pay base rent, percentage rent or other charges, will adversely affect our financial condition and results of operations. We expect our occupancy rate will remain relatively flat in the short term. Since the latter part of 2010, we have seen signs of improvement for some of our tenants as well as increased interest from prospective tenants for our retail spaces; however, there can be no assurance that these positive signs will continue. We continue to monitor our tenants' operating performances as well as trends in the retail industry to evaluate any future impact.

At December 31, 2011, the leasable square feet in our properties was 92.4% occupied and 93.4% leased. The leased rate is higher than the occupied rate due to leased spaces that are being redeveloped or improved or that are awaiting permits and, therefore, are not yet ready to be occupied. Our occupancy and leased rates are subject to variability over time due to factors including acquisitions, the timing of the start and stabilization of our redevelopment projects, lease expirations and tenant bankruptcies.

Same-Center

Throughout this section, we have provided certain information on a "same-center" basis. Information provided on a same-center basis includes the results of properties that we owned and operated for the entirety of both periods being compared except for properties for which significant redevelopment or expansion occurred during either of the periods being compared and properties classified as discontinued operations.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

	2011	2010	Change Dollars	Change %
	(Dollar amounts in thousands)			
Rental income	$ 538,701	$ 522,651	$ 16,050	3.1 %
Other property income	9,260	14,545	(5,285)	(36.3)%
Mortgage interest income	5,098	4,601	497	10.8 %
Total property revenue	553,059	541,797	11,262	2.1 %
Rental expenses	109,549	110,519	(970)	(0.9)%
Real estate taxes	60,620	58,663	1,957	3.3 %
Total property expenses	170,169	169,182	987	0.6 %
Property operating income	382,890	372,615	10,275	2.8 %
Other interest income	218	256	(38)	(14.8)%
Income from real estate partnerships	1,808	1,060	748	70.6 %
Interest expense	(98,465)	(101,882)	3,417	(3.4)%
Early extinguishment of debt	296	(2,801)	3,097	(110.6)%
General and administrative expense	(28,985)	(24,189)	(4,796)	19.8 %
Litigation provision	—	(330)	330	(100.0)%
Depreciation and amortization	(126,208)	(118,878)	(7,330)	6.2 %
Total other, net	(251,336)	(246,764)	(4,572)	1.9 %
Income from continuing operations	131,554	125,851	5,703	4.5 %
Discontinued operations - income	957	976	(19)	(1.9)%
Discontinued operations - gain on deconsolidation of VIE	2,026	—	2,026	100.0 %
Discontinued operations - gain on sale of real estate	15,075	1,000	14,075	1,407.5 %
Gain on sale of real estate	—	410	(410)	(100.0)%
Net income	149,612	128,237	21,375	16.7 %
Net income attributable to noncontrolling interests	(5,695)	(5,447)	(248)	4.6 %
Net income attributable to the Trust	$ 143,917	$ 122,790	$ 21,127	17.2 %

Property Revenues

Total property revenue increased $11.3 million, or 2.1%, to $553.1 million in 2011 compared to $541.8 million in 2010. The percentage occupied at our shopping centers decreased to 92.4% at December 31, 2011 compared to 93.2% at December 31, 2010. Changes in the components of property revenue are discussed below.

Rental Income

Rental income consists primarily of minimum rent, cost reimbursements from tenants and percentage rent. Rental income increased $16.1 million, or 3.1%, to $538.7 million in 2011 compared to $522.7 million in 2010 due primarily to the following:

- an increase of $7.8 million attributable to properties acquired in 2010 and 2011,
- an increase of $5.5 million at redevelopment properties due primarily to increased occupancy at certain properties and higher rental rates on new and renewal leases, and
- an increase of $2.8 million at same-center properties due primarily to higher rental rates on new and renewal leases and an increase in percentage rent partially offset by lower recovery income as a result of lower recoverable expenses (primarily snow removal costs).

Other Property Income

Other property income decreased $5.3 million, or 36.3%, to $9.3 million in 2011 compared to $14.5 million in 2010. Included in other property income are items which, although recurring, tend to fluctuate more than rental income from period to period, such as lease termination fees. This decrease is primarily due to a decrease in lease termination fees at redevelopment and same-center properties.

Property Expenses

Total property expenses increased $1.0 million, or 0.6%, to $170.2 million in 2011 compared to $169.2 million in 2010. Changes in the components of property expenses are discussed below.

Rental Expenses

Rental expenses decreased $1.0 million, or 0.9%, to $109.5 million in 2011 compared to $110.5 million in 2010. This decrease is primarily due to the following:

- a decrease of $3.5 million in bad debt expense at same-center properties,
- a decrease of $1.4 million in repairs and maintenance at same-center properties primarily due to lower snow removal costs, and
- a decrease of $0.8 million in ground rent due to the fourth quarter 2010 purchases of the fee interest in the land under Pentagon Row and a portion of Bethesda Row,

partially offset by

- an increase of $2.1 million in marketing expense primarily due to our Assembly Row project and certain same-center properties,
- an increase of $1.5 million related to properties acquired in 2010 and 2011, and
- an increase of $1.1 million in other operating costs.

As a result of the changes in rental income, other property income and rental expenses as discussed above, rental expenses as a percentage of rental income plus other property income decreased to 20.0% in 2011 from 20.6% in 2010.

Real Estate Taxes

Real estate tax expense increased $2.0 million, or 3.3% to $60.6 million in 2011 compared to $58.7 million in 2010 due primarily to properties acquired in 2010 and 2011 and higher assessments at redevelopment properties.

Property Operating Income

Property operating income increased $10.3 million, or 2.8%, to $382.9 million in 2011 compared to $372.6 million in 2010. This increase is primarily due to growth in earnings at same-center properties, properties acquired in 2010 and 2011 and redevelopment properties.

Other

Income from Real Estate Partnerships

Income from real estate partnerships increased $0.7 million, or 70.6%, to $1.8 million in 2011 compared to $1.1 million in 2010. The increase is primarily due to $0.4 million of formation and acquisition related expenses from our Newbury Street Partnership in 2010.

Interest Expense

Interest expense decreased $3.4 million, or 3.4%, to $98.5 million in 2011 compared to $101.9 million in 2010. This decrease is due primarily to the following:

- a decrease of $5.7 million due to a lower overall weighted average borrowing rate, and
- an increase of $1.8 million in capitalized interest,

partially offset by

- an increase of $4.1 million due to higher borrowings.

Gross interest costs were $106.6 million and $108.2 million in 2011 and 2010, respectively. Capitalized interest was $8.1 million and $6.3 million in 2011 and 2010, respectively.

Early Extinguishment of Debt

The $0.3 million of income from early extinguishment of debt in 2011 is due to the write-off of unamortized debt premium net of a 3.0% prepayment premium and unamortized debt fees related to the payoff of our mortgage loan on Tower Shops prior to its contractual prepayment date. The $2.8 million early extinguishment of debt expense in 2010 is due to the write-off of unamortized debt fees related to the $250.0 million payoff of the term loan prior to its maturity date.

General and Administrative Expense

General and administrative expense increased $4.8 million, or 19.8%, to $29.0 million in 2011 from $24.2 million in 2010. This increase is due primarily to $3.4 million of transaction costs related to our December 2011 acquisitions of Montrose Crossing and Plaza El Segundo and higher personnel related costs.

Depreciation and Amortization

Depreciation and amortization expense increased $7.3 million, or 6.2%, to $126.2 million in 2011 from $118.9 million in 2010. This increase is due primarily to 2010 and 2011 acquisitions, accelerated depreciation due to the change in use of certain redevelopment buildings and capital improvements at same-center properties.

Discontinued Operations— Income

Income from discontinued operations represents the operating income of properties that have been disposed or will be disposed, which is required to be reported separately from results of ongoing operations. The reported operating income of $1.0 million for both 2011 and 2010 primarily represents the operating income for the period during which we owned properties sold/ disposed of in 2011 and 2010.

Discontinued Operations— Gain on Deconsolidation of VIE

The $2.0 million gain on deconsolidation of VIE in 2011, is the result of the refinancing of a mortgage note receivable on a shopping center in Norwalk, Connecticut, resulting in us no longer being the primary beneficiary of the VIE. See Note 4 to the consolidated financial statements for further discussion of this transaction.

Discontinued Operations—Gain on Sale of Real Estate

The $15.1 million gain on sale of real estate from discontinued operations for 2011 is primarily due to the sale of Feasterville Shopping Center on July 12, 2011. The $1.0 million gain on sale of real estate from discontinued operations for 2010 relates to the final settlement reached with the contractors responsible for performing defective work in previous years related to the work done in connection with the sale of certain condominium units at Santana Row.

Gain on Sale of Real Estate

The $0.4 million gain on sale of real estate in 2010 is due to condemnation proceeds, net of costs, at one of our Northern Virginia properties in order to expand a local road.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

	2010	2009	Change Dollars	Change %
	(Dollar amounts in thousands)			
Rental income	$ 522,651	$ 510,777	$ 11,874	2.3 %
Other property income	14,545	12,849	1,696	13.2 %
Mortgage interest income	4,601	4,943	(342)	(6.9)%
Total property revenue	541,797	528,569	13,228	2.5 %
Rental expenses	110,519	108,344	2,175	2.0 %
Real estate taxes	58,663	57,866	797	1.4 %
Total property expenses	169,182	166,210	2,972	1.8 %
Property operating income	372,615	362,359	10,256	2.8 %
Other interest income	256	1,894	(1,638)	(86.5)%
Income from real estate partnerships	1,060	1,322	(262)	(19.8)%
Interest expense	(101,882)	(108,781)	6,899	(6.3)%
Early extinguishment of debt	(2,801)	(2,639)	(162)	6.1 %
General and administrative expense	(24,189)	(22,032)	(2,157)	9.8 %
Litigation provision	(330)	(16,355)	16,025	(98.0)%
Depreciation and amortization	(118,878)	(114,443)	(4,435)	3.9 %
Total other, net	(246,764)	(261,034)	14,270	(5.5)%
Income from continuing operations	125,851	101,325	24,526	24.2 %
Discontinued operations - income	976	1,249	(273)	(21.9)%
Discontinued operations - gain on sale of real estate	1,000	1,298	(298)	(23.0)%
Gain on sale of real estate	410	—	410	100.0 %
Net income	128,237	103,872	24,365	23.5 %
Net income attributable to noncontrolling interests	(5,447)	(5,568)	121	(2.2)%
Net income attributable to the Trust	$ 122,790	$ 98,304	$ 24,486	24.9 %

Property Revenues

Total property revenue increased $13.2 million, or 2.5%, to $541.8 million in 2010 compared to $528.6 million in 2009. The percentage occupied at our shopping centers remained unchanged at 93.2% at December 31, 2010 and 2009. Changes in the components of property revenue are discussed below.

Rental Income

Rental income consists primarily of minimum rent, cost reimbursements from tenants and percentage rent. Rental income increased $11.9 million, or 2.3%, to $522.7 million in 2010 compared to $510.8 million in 2009 due primarily to the following:

- an increase of $8.5 million at same-center properties due primarily to higher rental rates on new and renewal leases, increased cost reimbursements, and increased temporary tenant income,
- an increase of $2.6 million at redevelopment properties due primarily to increased occupancy and rental rates on new leases and higher cost reimbursements, and
- an increase of $0.8 million attributable to a property acquired in 2010.

Other Property Income

Other property income increased $1.7 million, or 13.2%, to $14.5 million in 2010 compared to $12.8 million in 2009. Included in other property income are items which, although recurring, tend to fluctuate more than rental income from period to period, such as lease termination fees. This increase is primarily due to an increase in lease termination fees.

Property Expenses

Total property expenses increased $3.0 million, or 1.8%, to $169.2 million in 2010 compared to $166.2 million in 2009. Changes in the components of property expenses are discussed below.

Rental Expenses

Rental expenses increased $2.2 million, or 2.0%, to $110.5 million in 2010 compared to $108.3 million in 2009. This increase is primarily due to the following:

- an increase of $1.7 million in repairs and maintenance due primarily to snow removal costs,
- an increase of $1.0 million in other operating costs at same-center properties primarily due to higher demolition costs, and
- an increase of $0.6 million in utility costs,

partially offset by

- a decrease of $1.4 million in ground rent due to the 2010 purchase of the fee interest in the land under Pentagon Row resulting from the settlement of certain litigation.

As a result of the changes in rental income, other property income and rental expenses as discussed above, rental expenses as a percentage of rental income plus other property income decreased to 20.6% in 2010 from 20.7% in 2009.

Real Estate Taxes

Real estate tax expense increased $0.8 million, or 1.4% to $58.7 million in 2010 compared to $57.9 million in 2009 due primarily to annual increases in tax assessments partially offset by lower assessments and refunds of taxes at certain properties due primarily to successful tax appeals.

Property Operating Income

Property operating income increased $10.3 million, or 2.8%, to $372.6 million in 2010 compared to $362.4 million in 2009. This increase is primarily due to growth in earnings at same-center and redevelopment properties.

Other

Other Interest Income

Other interest income decreased $1.6 million, or 86.5%, to $0.3 million in 2010 compared to $1.9 million in 2009. This decrease is due primarily to decreased short-term investing. During 2009, we invested the funds from our 2009 debt and equity transactions on a short-term basis in money market and other highly liquid investments.

Income from Real Estate Partnerships

Income from real estate partnerships decreased $0.3 million, or 19.8%, to $1.1 million in 2010 compared to $1.3 million in 2009. The decrease is primarily due to $0.4 million of formation and acquisition related expenses from our Newbury Street Partnership in 2010.

Interest Expense

Interest expense decreased $6.9 million, or 6.3%, to $101.9 million in 2010 compared to $108.8 million in 2009. This decrease is due primarily to the following:

- a decrease of $8.2 million due to lower borrowings, and
- an increase of $0.7 million in capitalized interest,

partially offset by

- an increase of $2.1 million due to a higher overall weighted average borrowing rate.

Gross interest costs were $108.2 million and $114.3 million in 2010 and 2009, respectively. Capitalized interest was $6.3 million and $5.5 million in 2010 and 2009, respectively.

Early Extinguishment of Debt

The $2.8 million early extinguishment of debt expense in 2010 is due to the write-off of unamortized debt fees related to the

$250.0 million payoff of the term loan prior to its maturity date. The $2.6 million early extinguishment of debt for 2009 consists of $1.7 million due to the write-off of unamortized debt fees related to the $122.0 million pay down of the term loan in the fourth quarter 2009 and $1.0 million related to a cash tender offer for $40.3 million of our 8.75% senior notes due December 1, 2009, which were purchased and retired at a 2% premium to par value.

General and Administrative Expense

General and administrative expense increased $2.2 million, or 9.8%, to $24.2 million in 2010 from $22.0 million in 2009. The increase is primarily due to higher personnel related costs, higher acquisition costs as a result of expensing all transaction costs, and higher legal fees, as a result of the litigation regarding certain rights to acquire the land under Pentagon Row further discussed in Note 3 to the consolidated financial statements in this Form 10-K.

Litigation Provision

The $0.3 million litigation provision in 2010 is due to certain costs related to the litigation and appeal process over a parcel of land located adjacent to Santana Row partially offset by the adjustment of the litigation provision to $16.2 million based on the rejection of both parties appeals in February 2011. The $16.4 million litigation provision in 2009 relates to increasing the accrual as well as costs related to the litigation and appeal process for such litigation matter. See Note 9 to the consolidated financial statements in this Form 10-K for further discussion on the litigation.

Depreciation and Amortization

Depreciation and amortization expense increased $4.4 million, or 3.9%, to $118.9 million in 2010 from $114.4 million in 2009. This increase is due primarily to capital improvements at same-center and redevelopment properties and accelerated depreciation related to the change in use of certain redevelopment buildings.

Discontinued Operations— Income

Income from discontinued operations represents the operating income of properties that have been disposed or will be disposed, which is required to be reported separately from results of ongoing operations. The decrease relates to a $0.4 million expense in 2010 to write down one of the properties to be sold in 2011 to fair value less cost to sell.

Discontinued Operations—Gain on Sale of Real Estate

The $1.0 million gain on sale of real estate from discontinued operations in 2010 relates to the final settlement reached with the contractors responsible for performing defective work in previous years related to the work done in connection with the sale of certain condominium units at Santana Row. The $1.3 million gain on sale of real estate from discontinued operations for 2009 consists primarily of $0.9 million in insurance proceeds received related to repairs we performed on certain condominium units at Santana Row as the result of defective work done by third party contractors in prior years and $0.4 million on the sale of our fee interest in a land parcel in White Marsh, Maryland, that was subject to a long-term ground lease.

Gain on Sale of Real Estate

The $0.4 million gain on sale of real estate in 2010 is due to condemnation proceeds, net of costs, at one of our Northern Virginia properties in order to expand a local road.

Liquidity and Capital Resources

Due to the nature of our business and strategy, we typically generate significant amounts of cash from operations. The cash generated from operations is primarily paid to our common and preferred shareholders in the form of dividends. As a REIT, we must generally make annual distributions to shareholders of at least 90% of our taxable income.

Our short-term liquidity requirements consist primarily of normal recurring operating expenses, obligations under our capital and operating leases, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring expenditures, non-recurring expenditures (such as tenant improvements and redevelopments) and dividends to common and preferred shareholders. Our long-term capital requirements consist primarily of maturities under our long-term debt agreements, development and redevelopment costs and potential acquisitions.

We intend to operate with and maintain a conservative capital structure that will allow us to maintain strong debt service coverage and fixed-charge coverage ratios as part of our commitment to investment-grade debt ratings. In the short and long term, we may seek to obtain funds through the issuance of additional equity, unsecured and/or secured debt financings, joint venture relationships relating to existing properties or new acquisitions, and property dispositions that are consistent with this conservative structure.

On February 24, 2011, we entered into an ATM equity program in which we may from time to time offer and sell common shares having an aggregate offering price of up to $300.0 million. Through December 31, 2011, we have issued 1,662,038 common shares for net cash proceeds of $139.3 million under the program.

On November 22, 2011, we entered into a $275.0 million unsecured term loan that matures on November 21, 2018 and we have an option to increase the term loan through an accordion feature to $350.0 million. In addition, we entered into two interest rate swap agreements which effectively fixed the interest rate on the loan at 3.17% through November 1, 2018.

Cash and cash equivalents increased $52.0 million to $67.8 million at December 31, 2011; however, cash and cash equivalents are not the only indicator of our liquidity. We also have a $400.0 million unsecured revolving credit facility which matures on July 6, 2015 and had no outstanding balance at December 31, 2011. In addition, we have an option to increase the credit facility through an accordion feature to $800.0 million.

For 2011, the maximum amount of borrowings outstanding under our revolving credit facility was $265.0 million, the weighted average amount of borrowings outstanding was $163.5 million and the weighted average interest rate, before amortization of debt fees, was 1.0%. Also, as of December 31, 2011, we had the capacity to issue up to $158.3 million in common shares under our ATM equity program. We have approximately $192 million of debt maturing in 2012, of which $175.0 million relates to our 6.00% senior notes that matures in July 2012. We currently believe that cash flows from operations, cash on hand, our ATM equity program and our revolving credit facility will be sufficient to finance our operations and fund our capital expenditures.

Our overall capital requirements during 2012 will depend upon acquisition opportunities, the level of improvements and redevelopments on existing properties and the timing and cost of development of Assembly Row, Pike & Rose and future phases of Santana Row. While the amount of future expenditures will depend on numerous factors, we expect to incur higher amounts in 2012 compared to those incurred in 2011 related to capital investments for development, redevelopment and existing properties as we progress with our active development pipeline. These amounts will be funded on a short-term basis with cash flow from operations, cash on hand, our revolving credit facility and/or shares issued under our ATM equity program, and on a long-term basis, with long-term debt or equity. If necessary, we may access the debt or equity capital markets to finance significant acquisitions. Given our past ability to access the capital markets, we expect debt or equity to be available to us. Although there is no intent at this time, if market conditions deteriorate, we may also delay the timing of certain development and redevelopment projects as well as limit future acquisitions, reduce our operating expenditures, or re-evaluate our dividend policy.

In addition to conditions in the capital markets which could affect our ability to access those markets, the following factors could affect our ability to meet our liquidity requirements:

- restrictions in our debt instruments or preferred shares may limit us from incurring debt or issuing equity at all, or on acceptable terms under then-prevailing market conditions; and
- we may be unable to service additional or replacement debt due to increases in interest rates or a decline in our operating performance.

Summary of Cash Flows

	Year Ended December 31,	
	2011	2010
	(In thousands)	
Cash provided by operating activities	$ 244,711	$ 256,735
Cash used in investing activities	(196,369)	(187,088)
Cash provided by (used in) financing activities	3,667	(189,239)
Increase (decrease) in cash and cash equivalents	52,009	(119,592)
Cash and cash equivalents, beginning of year	15,797	135,389
Cash and cash equivalents, end of year	$ 67,806	$ 15,797

Net cash provided by operating activities decreased $12.0 million to $244.7 million during 2011 from $256.7 million during 2010. The decrease was primarily attributable to the $16.2 million payment of the final judgment related to a previously disclosed lawsuit offset by higher net income before certain non-cash items.

Net cash used in investing activities increased $9.3 million to $196.4 million during 2011 from $187.1 million during 2010.

The increase was primarily attributable to:

- $53.4 million increase in capital investments, and
- $46.4 million increase in acquisitions of real estate primarily due to the December 2011 Montrose Crossing acquisition,

partially offset by

- $34.6 million cash received from our Newbury Street Partnership due to the sale of its properties in October 2011,
- $23.7 million in proceeds from sales of real estate primarily from the sale of Feasterville Shopping Center in July 2011,
- $10.5 million acquisition of a first mortgage loan in March 2010,
- $10.0 million decrease in contributions to the Newbury Street Partnership due to the $16.7 million initial investment in 2010, and
- $8.7 million payment received in June 2011 related to the refinancing of a mortgage loan receivable.

Net cash provided by financing activities increased $192.9 million to $3.7 million during 2011 from $189.2 million used in 2010. The increase was primarily attributable to:

- $272.2 million in net proceeds from the term loan in November 2011,
- $170.4 million decrease in repayment of mortgages, capital leases and notes payable due substantially to the $250.0 million payoff of our term loan in 2010 offset by the payoff of two mortgages totaling $37.4 million in 2011, and
- $150.3 million increase in net proceeds from the issuance of common shares due primarily to the sale of 1.7 million shares under our ATM equity program entered into in February 2011,

partially offset by

- $157.7 million increase in net repayments on our revolving credit facility, net of financing costs,
- $148.5 million in net proceeds from the issuance of 5.90% senior notes in March 2010,
- $75.0 million repayment of 4.50% senior notes in February 2011, and
- $10.0 million in public funding received for the development at Assembly Row in April 2010.

Contractual Commitments

The following table provides a summary of our fixed, noncancelable obligations as of December 31, 2011:

	Commitments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Fixed rate debt (principal and interest)(1)	$ 2,589,948	$ 319,427	$ 758,614	$ 403,245	$ 1,108,662
Fixed rate debt - unconsolidated real estate partnership (principal and interest)(2)	21,058	1,056	8,714	11,288	—
Capital lease obligations (principal and interest)	175,141	5,784	11,575	11,575	146,207
Variable rate debt (principal only)(3)	9,400	—	—	9,400	—
Operating leases	59,747	1,612	3,229	3,063	51,843
Real estate commitments(4)	67,500	—	—	—	67,500
Development, redevelopment, and capital improvement obligations	44,535	38,962	5,573	—	—
Contractual operating obligations	14,695	9,557	4,975	163	—
Total contractual obligations	$ 2,982,024	$ 376,398	$ 792,680	$ 438,734	$ 1,374,212

(1) Fixed rate debt includes our $275.0 million term loan as the rate is effectively fixed by two interest rate swap agreements.

(2) Amounts reflect our share of principal and interest payments on our unconsolidated joint venture's fixed rate debt.

(3) Variable rate debt includes a $9.4 million bond that had an interest rate of 0.14% at December 31, 2011 and our revolving credit facility, which currently has no outstanding balance and bears interest at LIBOR plus 1.15%.

(4) A master lease on Melville Mall includes a fixed price put option requiring us to purchase the property for $5.0 million plus the assumption of the owners' mortgage debt. The current mortgage loan matures on September 1, 2014, is expected to be refinanced at maturity, and has an outstanding contractual balance of $22.3 million at December 31, 2011. The real estate commitments currently include the fixed $5.0 million and all payments related to the current mortgage loan are included in fixed rate debt.

In addition to the amounts set forth in the table above and other liquidity requirements previously discussed, the following potential commitments exist:

(a) Under the terms of the Congressional Plaza partnership agreement, from and after January 1, 1986, an unaffiliated third party has the right to require us and the other minority partner to purchase its 29.47% interest in Congressional Plaza at the interest's then-current fair market value. If the other minority partner defaults in their obligation, we must purchase the full interest. Based on management's current estimate of fair market value as of December 31, 2011, our estimated liability upon exercise of the put option would range from approximately $54 million to $64 million.

(b) Under the terms of a partnership which owns a project in southern California, if certain leasing and revenue levels are obtained for the property owned by the partnership, the other partner may require us to purchase their 10% partnership interest at a formula price based upon property operating income. The purchase price for the partnership interest will be paid using our common shares or, subject to certain conditions, cash. If the other partner does not redeem their interest, we may choose to purchase the partnership interest upon the same terms.

(c) Under the terms of various other partnership agreements, the partners have the right to exchange their operating partnership units for cash or the same number of our common shares, at our option. As of December 31, 2011, a total of 360,314 operating partnership units are outstanding.

(d) Effective December 27, 2013, the other member in Montrose Crossing has the right to require us to purchase all of its 10.1% interest in Montrose Crossing at the interest's then-current fair market value. If the other member fails to exercise its put option, we have the right to purchase its interest on or after December 27, 2021 at fair market value.

(e) Effective December 30, 2013, two of the members have the right to require us to purchase their 10.0% and 11.8% ownership interests in Plaza El Segundo at the interests' then-current fair market value. If the members fail to exercise their put options, we have the right to purchase each of their interests on or after December 30, 2026 at fair market value. Also, between January 1, 2017 and February 1, 2017, we have an option to purchase the preferred interest of another member in Plaza El Segundo. The purchase price will be the lesser of fair value or the $4.9 million stated value of the preferred interest plus any accrued and unpaid preferred returns.

(f) At December 31, 2011, we had letters of credit outstanding of approximately $15.9 million which are collateral for existing indebtedness and other obligations of the Trust.

Off-Balance Sheet Arrangements

We have a joint venture arrangement (the "Partnership") with affiliates of a discretionary fund created and advised by ING Clarion Partners ("Clarion"). We own 30% of the equity in the Partnership and Clarion owns 70%. We hold a general partnership interest, however, Clarion also holds a general partnership interest and has substantive participating rights. We cannot make significant decisions without Clarion's approval. Accordingly, we account for our interest in the Partnership using the equity method. As of December 31, 2011, the Partnership owned seven retail real estate properties. We are the manager of the Partnership and its properties, earning fees for acquisitions, management, leasing and financing. We also have the opportunity to receive performance-based earnings through our Partnership interest. The Partnership is subject to a buy-sell provision which is customary in real estate joint venture agreements and the industry. Either partner may initiate this provision at any time, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Clarion's interest. Accounting policies for the Partnership are similar to accounting policies followed by the Trust. At December 31, 2011, our investment in the Partnership was $34.4 million and the Partnership had approximately $57.4 million of mortgages payable outstanding.

In May 2010, we formed Taurus Newbury Street JV II Limited Partnership ("Newbury Street Partnership"), a joint venture with an affiliate of Taurus Investment Holdings, LLC ("Taurus"), to acquire, operate and redevelop properties located primarily in the Back Bay section of Boston, Massachusetts. We held an 85% limited partnership interest in Newbury Street Partnership and Taurus held a 15% limited partnership interest and served as general partner. As general partner, Taurus was responsible for the operation and management of the properties, subject to our approval on major decisions. We evaluated the entity and determined it was not a VIE. Accordingly, given Taurus' role as general partner, we accounted for our interest in Newbury

Street Partnership using the equity method.

On October 31, 2011, our Newbury Street Partnership sold its entire portfolio of three buildings for $44.0 million. As part of the sale, we received $34.6 million of the net proceeds which included the repayment of our $11.8 million loans. Due to our earnings being recorded one quarter in arrears, we will recognize the gain on sale of $11.8 million in the first quarter 2012.

Other than the joint venture described above and items disclosed in the Contractual Commitments Table, we have no off-balance sheet arrangements as of December 31, 2011 that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Debt Financing Arrangements

The following is a summary of our total debt outstanding as of December 31, 2011:

Description of Debt	Original Debt Issued	Principal Balance as of December 31, 2011	Stated Interest Rate as of December 31, 2011	Maturity Date
	(Dollars in thousands)			
Mortgages payable (1)				
Secured fixed rate				
Courtyard Shops	Acquired	$ 7,045	6.87%	July 1, 2012
Bethesda Row	Acquired	19,993	5.37%	January 1, 2013
Bethesda Row	Acquired	4,016	5.05%	February 1, 2013
White Marsh Plaza (2)	Acquired	9,284	6.04%	April 1, 2013
Crow Canyon	Acquired	19,951	5.40%	August 11, 2013
Idylwood Plaza	16,910	16,276	7.50%	June 5, 2014
Leesburg Plaza	29,423	28,320	7.50%	June 5, 2014
Loehmann's Plaza	38,047	36,621	7.50%	June 5, 2014
Pentagon Row	54,619	52,572	7.50%	June 5, 2014
Melville Mall (3)	Acquired	22,325	5.25%	September 1, 2014
THE AVENUE at White Marsh	Acquired	56,603	5.46%	January 1, 2015
Barracks Road	44,300	38,995	7.95%	November 1, 2015
Hauppauge	16,700	14,700	7.95%	November 1, 2015
Lawrence Park	31,400	27,640	7.95%	November 1, 2015
Wildwood	27,600	24,295	7.95%	November 1, 2015
Wynnewood	32,000	28,168	7.95%	November 1, 2015
Brick Plaza	33,000	28,757	7.42%	November 1, 2015
Plaza El Segundo	Acquired	175,000	6.33%	August 5, 2017
Rollingwood Apartments	24,050	23,236	5.54%	May 1, 2019
Shoppers' World	Acquired	5,444	5.91%	January 31, 2021
Montrose Crossing	80,000	80,000	4.20%	January 10, 2022
Mount Vernon (4)	13,250	10,554	5.66%	April 15, 2028
Chelsea	Acquired	7,628	5.36%	January 15, 2031
Subtotal		737,423		
Net unamortized premium		10,100		
Total mortgages payable		747,523		
Notes payable				
Unsecured fixed rate				
Various (5)	15,308	10,759	3.27%	Various through 2013
Term loan (6)	275,000	275,000	LIBOR + 1.45%	November 21, 2018
Unsecured variable rate				
Revolving credit facility (7)	400,000	—	LIBOR + 1.15%	July 6, 2015
Escondido (municipal bonds) (8)	9,400	9,400	0.14%	October 1, 2016
Total notes payable		295,159		
Senior notes and debentures				
Unsecured fixed rate				
6.00% notes	175,000	175,000	6.00%	July 15, 2012
5.40% notes	135,000	135,000	5.40%	December 1, 2013
5.95% notes	150,000	150,000	5.95%	August 15, 2014
5.65% notes	125,000	125,000	5.65%	June 1, 2016
6.20% notes	200,000	200,000	6.20%	January 15, 2017
5.90% notes	150,000	150,000	5.90%	April 1, 2020
7.48% debentures	50,000	29,200	7.48%	August 15, 2026
6.82% medium term notes	40,000	40,000	6.82%	August 1, 2027
Subtotal		1,004,200		
Net unamortized premium		435		
Total senior notes and debentures		1,004,635		
Capital lease obligations				
Various		63,093	Various	Various through 2106
Total debt and capital lease obligations		$ 2,110,410		

1) Mortgages payable do not include our 30% share ($17.2 million) of the $57.4 million debt of the partnership with a discretionary fund created and advised by ING Clarion Partners.

2) The interest rate of 6.04% represents the weighted average interest rate for two mortgage loans secured by this property. The loan balance represents an interest only loan of $4.4 million at a stated rate of 6.18% and the remaining balance at a stated rate of 5.96%.

3) We acquired control of Melville Mall through a 20-year master lease and secondary financing. Because we control the activities that most significantly impact this property and retain substantially all of the economic benefit and risk associated with it, this property is consolidated and the mortgage loan is reflected on the balance sheet, though it is not our legal obligation.

4) The interest rate is fixed at 5.66% for the first ten years and then will be reset to a market rate in 2013. The lender has the option to call the loan on April 15, 2013 or any time thereafter.

5) The interest rate of 3.27% represents the weighted average interest rate for three unsecured fixed rate notes payable. These notes mature between April 1, 2012 and January 31, 2013.

6) We entered into two interest rate swap agreements to fix the variable rate portion of our $275.0 million term loan at 1.72% from December 1, 2011 through November 1, 2018. The swap agreements effectively fix the rate on the term loan at 3.17%.

7) The maximum amount drawn under our revolving credit facility during 2011 was $265.0 million and the weighted average effective interest rate on borrowings under our revolving credit facility, before amortization of debt fees, was 0.96%.

8) The bonds require monthly interest only payments through maturity. The bonds bear interest at a variable rate determined weekly, which would enable the bonds to be remarketed at 100% of their principal amount. The Escondido Promenade property is not encumbered by a lien.

Our revolving credit facility, term loan and other debt agreements include financial and other covenants that may limit our operating activities in the future. As of December 31, 2011, we were in compliance with all of the financial and other covenants. If we were to breach any of our debt covenants and did not cure the breach within an applicable cure period, our lenders could require us to repay the debt immediately and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Many of our debt arrangements, including our public notes, term loan and our revolving credit facility, are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a default under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares. Our organizational documents do not limit the level or amount of debt that we may incur.

The following is a summary of our scheduled principal repayments as of December 31, 2011:

	Unsecured	Secured	Capital Lease	Total
		(In thousands)		
2012	$ 185,729	$ 18,444	$ 1,517	$ 205,690
2013	135,030 (1)	73,521	1,624	210,175
2014	150,000	157,838	1,741	309,579
2015	— (2)	204,936	1,867	206,803
2016	134,400	2,521	2,002	138,923
Thereafter	694,200	280,163	54,342	1,028,705
	$ 1,299,359	$ 737,423	$ 63,093	$ 2,099,875 (3)

1) Includes the repayment of the outstanding mortgage payable balance on Mount Vernon. The lender has the option to call the loan on April 15, 2013 or any time thereafter.

2) Our $400.0 million revolving credit facility matures on July 6, 2015, subject to a one-year extension at our option. As of December 31, 2011, there was $0 drawn under this credit facility.

3) The total debt maturities differs from the total reported on the consolidated balance sheet due to the unamortized net premium or discount on certain mortgage loans, senior notes and debentures as of December 31, 2011.

Interest Rate Hedging

We may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. We enter into derivative instruments that qualify as cash flow hedges and do not enter into derivative instruments for speculative purposes.

The interest rate swaps associated with our cash flow hedges are recorded at fair value on a recurring basis. We assess effectiveness of our cash flow hedges both at inception and on an ongoing basis. The effective portion of changes in fair value of the interest rate swaps associated with our cash flow hedges is recorded in other comprehensive income which is included in accumulated other comprehensive loss on our consolidated balance sheet and our consolidated statement of of shareholders' equity. Our cash flow hedges become ineffective if critical terms of the hedging instrument and the debt instrument do not perfectly match such as notional amounts, settlement dates, reset dates, calculation period and LIBOR rate. In addition, we evaluate the default risk of the counterparty by monitoring the credit worthiness of the counterparty which includes reviewing debt ratings and financial performance. However, management does not anticipate non-performance by the counterparty. If a cash flow hedge is deemed ineffective, the ineffective portion of changes in fair value of the interest rate swaps associated with our cash flow hedges is recognized in earnings in the period affected.

In November 2011, we entered into two interest rate swap agreements to fix the variable rate portion of our $275.0 million term loan at 1.72% from December 1, 2011 through November 1, 2018. The swap agreements effectively fixed the rate on the term loan at 3.17%. Both swaps were designated and qualified as cash flow hedges and were recorded at fair value. Hedge ineffectiveness did not impact earnings in 2011, and we do not anticipate it will have a significant effect in the future. We had no derivative instruments outstanding during 2010 and 2009.

REIT Qualification

We intend to maintain our qualification as a REIT under Section 856(c) of the Code. As a REIT, we generally will not be subject to corporate federal income taxes on income we distribute to our shareholders as long as we satisfy certain technical requirements of the Code, including the requirement to distribute at least 90% of our taxable income to our shareholders.

Funds From Operations

Funds from operations ("FFO") is a supplemental non-GAAP financial measure of real estate companies' operating performance. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as follows: net income, computed in accordance with the U.S. GAAP, plus real estate related depreciation and amortization and excluding extraordinary items and gains and losses on the sale of real estate. We compute FFO in accordance with the NAREIT definition, and we have historically reported our FFO available for common shareholders in addition to our net income and net cash provided by operating activities. It should be noted that FFO:

- does not represent cash flows from operating activities in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events in the determination of net income);
- should not be considered an alternative to net income as an indication of our performance; and
- is not necessarily indicative of cash flow as a measure of liquidity or ability to fund cash needs, including the payment of dividends.

We consider FFO available for common shareholders a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of the real estate assets diminishes predictably over time, as implied by the historical cost convention of GAAP and the recording of depreciation. We use FFO primarily as one of several means of assessing our operating performance in comparison with other REITs. Comparison of our presentation of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

An increase or decrease in FFO available for common shareholders does not necessarily result in an increase or decrease in aggregate distributions because our Board of Trustees is not required to increase distributions on a quarterly basis unless necessary for us to maintain REIT status. However, we must distribute at least 90% of our taxable income to remain qualified as a REIT. Therefore, a significant increase in FFO will generally require an increase in distributions to shareholders although not necessarily on a proportionate basis.

Included below is a reconciliation of net income to FFO available for common shareholders. As further discussed in Note 9 to the consolidated financial statements, net income for 2010 and 2009 includes certain charges related to the litigation and appeal process over a parcel of land adjacent to Santana Row as well as adjusting the accrual for such litigation matter. Management believes FFO excluding this litigation provision provides a more meaningful evaluation of operations; while litigation is not unusual, we believe the premise of the underlying litigation matter (see Note 9 for discussion) warrants presentation of FFO excluding the related charges.

The reconciliation of net income to FFO available for common shareholders and to FFO available to common shareholders excluding the litigation provision is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Net income	$ 149,612	$ 128,237	$ 103,872
Net income attributable to noncontrolling interests	(5,695)	(5,447)	(5,568)
Gain on sale of real estate	(15,075)	(1,410)	(1,298)
Gain on deconsolidation of VIE	(2,026)	—	—
Depreciation and amortization of real estate assets	113,188	107,187	103,104
Amortization of initial direct costs of leases	10,432	9,552	9,821
Depreciation of joint venture real estate assets	1,771	1,499	1,388
Funds from operations	252,207	239,618	211,319
Dividends on preferred shares	(541)	(541)	(541)
Income attributable to operating partnership units	981	980	974
Income attributable to unvested shares	(1,071)	(847)	(687)
Funds from operations available for common shareholders	$ 251,576	$ 239,210	$ 211,065
Litigation provision, net of allocation to unvested shares	—	329	16,301
Funds from operations available for common shareholders excluding litigation provision	251,576	239,539	227,366
Weighted average number of common shares, diluted (1)	62,964	61,693	60,201
Funds from operations available for common shareholders, per diluted share	$ 4.00	$ 3.88	$ 3.51
Litigation provision per diluted share	—	—	0.27
Funds from operations available for common shareholders excluding litigation provision, per diluted share	$ 4.00	$ 3.88	$ 3.78

(1) The weighted average common shares used to compute FFO per diluted common share includes operating partnership units that were excluded from the computation of diluted EPS. Conversion of these operating partnership units is dilutive in the computation of FFO per diluted common share but is anti-dilutive for the computation of diluted EPS for the periods presented.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our use of financial instruments, such as debt instruments, subjects us to market risk which may affect our future earnings and cash flows, as well as the fair value of our assets. Market risk generally refers to the risk of loss from changes in interest rates and market prices. We manage our market risk by attempting to match anticipated inflow of cash from our operating, investing and financing activities with anticipated outflow of cash to fund debt payments, dividends to common and preferred shareholders, investments, capital expenditures and other cash requirements.

We may enter into certain types of derivative financial instruments to further reduce interest rate risk. We use interest rate protection and swap agreements, for example, to convert some of our variable rate debt to a fixed-rate basis or to hedge anticipated financing transactions. We use derivatives for hedging purposes rather than speculation and do not enter into financial instruments for trading purposes. As of December 31, 2011, we were party to two interest rate swap agreements to fix the variable rate portion of our $275.0 million term loan at 1.72% from December 1, 2011 through November 1, 2018.

Interest Rate Risk

The following discusses the effect of hypothetical changes in market rates of interest on interest expense for our variable rate debt and on the fair value of our total outstanding debt, including our fixed-rate debt. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our debt. Quoted market prices were used to estimate the fair value of our marketable senior notes and debentures and discounted cash flow analysis is generally used to estimate the fair value of our mortgages and notes payable. Considerable judgment is necessary to estimate the fair value of financial instruments. This analysis does not purport to take into account all of the factors that may affect our debt, such as the effect that a changing interest rate environment could have on the overall level of economic activity or the action that our management might take to reduce our exposure to the change. This analysis assumes no change in our financial structure.

Fixed Interest Rate Debt

The majority of our outstanding debt obligations (maturing at various times through 2031 or, with respect to capital lease obligations through 2106) have fixed interest rates which limit the risk of fluctuating interest rates. However, interest rate fluctuations may affect the fair value of our fixed rate debt instruments. At December 31, 2011, we had $2.1 billion of fixed-rate debt outstanding, including our $275.0 million term loan as the rate is effectively fixed by two interest rate swap agreements, and $63.1 million of capital lease obligations. If market interest rates used to calculate the fair value on our fixed-rate debt instruments at December 31, 2011 had been 1.0% higher, the fair value of those debt instruments on that date would have decreased by approximately $69.1 million. If market interest rates used to calculate the fair value on our fixed-rate debt instruments at December 31, 2011 had been 1.0% lower, the fair value of those debt instruments on that date would have increased by approximately $73.5 million.

Variable Interest Rate Debt

Generally, we believe that our primary interest rate risk is due to fluctuations in interest rates on our variable rate debt. At December 31, 2011, we had $9.4 million of variable rate debt outstanding which consisted of municipal bonds. Our revolving credit facility had no outstanding balance as of December 31, 2011. Based upon this amount of variable rate debt and the specific terms, if market interest rates increased 1.0%, our annual interest expense would increase by approximately $0.1 million, and our net income and cash flows for the year would decrease by approximately $0.1 million. Conversely, if market interest rates decreased 1.0%, our annual interest expense would decrease by less than $0.1 million with a corresponding increase in our net income and cash flows for the year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data are included as a separate section of this Annual Report on Form 10-K commencing on page F-1 and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Quarterly Assessment

We carried out an assessment as of December 31, 2011 of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer. Rules adopted by the SEC require that we present the conclusions of our principal executive officer and our principal financial officer about the effectiveness of our disclosure controls and procedures and the conclusions of our management about the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report.

Principal Executive Officer and Principal Financial Officer Certifications

Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our principal executive officer and our principal financial officer. The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of this Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and this information should be read in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports, such as this report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Senior Vice President-Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. These controls and procedures are based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) promulgated under the Exchange Act. Rules adopted by the SEC require that we present the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report.

Internal Control over Financial Reporting

Establishing and maintaining internal control over financial reporting is a process designed by, or under the supervision of, our President and Chief Executive Officer and Senior Vice President-Chief Financial Officer, as appropriate, and effected by our employees, including management and our Board of Trustees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. This process includes policies and procedures that:

- pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of our assets in reasonable detail;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with the authorization procedures we have established; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of our assets in circumstances that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operation have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions that cannot be anticipated at the present time, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Scope of the Evaluations

The evaluation by our Chief Executive Officer and our Chief Financial Officer of our disclosure controls and procedures and our internal control over financial reporting included a review of our procedures and procedures performed by internal audit, as well as discussions with our Disclosure Committee and others in our organization, as appropriate. In conducting this evaluation, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* In the course of the evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The evaluation of our disclosure controls and procedures and our internal control over financial reporting is done on a quarterly basis, so that the conclusions concerning the effectiveness of such controls can be reported in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Our internal control over financial reporting is also assessed on an ongoing basis by personnel in our accounting department and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures and our internal control over financial reporting and to make modifications as necessary. Our intent in this regard is that the disclosure controls and procedures and internal control over financial reporting will be maintained and updated (including with improvements and corrections) as conditions warrant. Among other matters, we sought in our evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in our internal control over financial reporting, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal control over financial reporting. This information is important both for the evaluation generally and because the Section 302 certifications require that our Chief Executive Officer and our Chief Financial Officer disclose that information to the Audit Committee of our Board of Trustees and our independent auditors and also require us to report on related matters in this section of the Annual Report on Form 10-K. In the Public Company Accounting Oversight Board's Auditing Standard No. 5, a "deficiency" in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A "material weakness" is defined in Auditing Standard No. 5 as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We also sought to deal with other control matters in the evaluation, and in any case in which a problem was identified, we considered what revision, improvement and/or correction was necessary to be made in accordance with our on-going procedures.

Periodic Evaluation and Conclusion of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such controls and procedures were effective as of the end of the period covered by this report and provides reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Periodic Evaluation and Conclusion of Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the design and operation of our internal control over financial reporting as of the end of our most recent fiscal year. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such internal control over financial reporting was effective as of the end of our most recent fiscal year and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Statement of Our Management

Our management has issued a report on its assessment of the Trust's internal control over financial reporting, which appears on page F-2 of this Annual Report on Form 10-K.

Statement of Our Independent Registered Public Accounting Firm

Grant Thornton LLP, our independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Trust's internal control over financial reporting, which appears on page F-3 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our fourth fiscal quarter of 2011 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required in Part III is omitted from this Report but is incorporated herein by reference from our Proxy Statement for the 2012 Annual Meeting of Shareholders (as amended or supplemented, the "Proxy Statement").

ITEM 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The tables and narrative in the Proxy Statement identifying our Trustees and Board committees under the caption "Election of Trustees" and "Corporate Governance", the sections of the Proxy Statement entitled "Executive Officers" and "Section 16(a)

Beneficial Ownership Reporting Compliance" and other information included in the Proxy Statement required by this Item 10 are incorporated herein by reference.

We have adopted a Code of Ethics, which is applicable to our Chief Executive Officer and senior financial officers. The Code of Ethics is available in the Corporate Governance section of the Investors section of our website at *www.federalrealty.com.*

ITEM 11. EXECUTIVE COMPENSATION

The sections of the Proxy Statement entitled "Summary Compensation Table," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," "Trustee Compensation" and "Compensation Discussion and Analysis" and other information included in the Proxy Statement required by this Item 11 are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The sections of the Proxy Statement entitled "Share Ownership" and "Equity Compensation Plan Information" and other information included in the Proxy Statement required by this Item 12 are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND TRUSTEE INDEPENDENCE

The sections of the Proxy Statement entitled "Certain Relationship and Related Transactions" and "Independence of Trustees" and other information included in the Proxy Statement required by this Item 13 are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The sections of the Proxy Statement entitled "Ratification of Independent Registered Public Accounting Firm" and "Relationship with Independent Registered Public Accounting Firm" and other information included in the Proxy Statement required by this Item 14 are incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

Our consolidated financial statements and notes thereto, together with Management's Report on Internal Control over Financial Reporting and Reports of Independent Registered Public Accounting Firm are included as a separate section of this Annual Report on Form 10-K commencing on page F-1.

(2) Financial Statement Schedules

Our financial statement schedules are included in a separate section of this Annual Report on Form 10-K commencing on page F-32.

(3) Exhibits

A list of exhibits to this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

(b) See Exhibit Index

(c) Not Applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized this February 15, 2012.

Federal Realty Investment Trust

By: /S/ DONALD C. WOOD

Donald C. Wood
President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints each of Donald C. Wood and Dawn M. Becker as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitutes may do or cause to be done by virtue hereof.

Signature	Title	Date
/S/ DONALD C. WOOD **Donald C. Wood**	President, Chief Executive Officer and Trustee (Principal Executive Officer)	February 15, 2012
/S/ ANDREW P. BLOCHER **Andrew P. Blocher**	Senior Vice President-Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 15, 2012
/S/ JOSEPH S. VASSALLUZZO **Joseph S. Vassalluzzo**	Non-Executive Chairman	February 15, 2012
/S/ JON E. BORTZ **Jon E. Bortz**	Trustee	February 15, 2012
/S/ DAVID W. FAEDER **David W. Faeder**	Trustee	February 15, 2012
/S/ KRISTIN GAMBLE **Kristin Gamble**	Trustee	February 15, 2012
/S/ GAIL P. STEINEL **Gail P. Steinel**	Trustee	February 15, 2012
/S/ WARREN M. THOMPSON **Warren M. Thompson**	Trustee	February 15, 2012

Item 8 and Item 15(a)(1) and (2)
Index to Consolidated Financial Statements and Schedules

All other schedules have been omitted either because the information is not applicable, not material, or is disclosed in our consolidated financial statements and related notes.

Management Assessment Report on Internal Control over Financial Reporting

The management of Federal Realty is responsible for establishing and maintaining adequate internal control over financial reporting. Establishing and maintaining internal control over financial reporting is a process designed by, or under the supervision of, our President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, and effected by our employees, including management and our Board of Trustees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes policies and procedures that:

- pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of our assets in reasonable detail;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are made only in accordance with the authorization procedures we have established; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of any of our assets in circumstances that could have a material adverse effect on our financial statements.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our internal control over financial reporting will prevent all errors and fraud. In designing and evaluating our control system, management recognized that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, that may affect our operation have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management conducted an assessment of the effectiveness of the Trust's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on this assessment, management concluded that our internal control over financial reporting is effective, based on those criteria, as of December 31, 2011.

Grant Thornton LLP, the independent registered public accounting firm that audited the Trust's consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on the Trust's internal control over financial reporting, which appears on page F-3 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Trustees and Shareholders of Federal Realty Investment Trust

We have audited Federal Realty Investment Trust's (a Maryland real estate investment trust) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Federal Realty Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Assessment Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Federal Realty Investment Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Federal Realty Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Federal Realty Investment Trust and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 15, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

McLean, Virginia
February 15, 2012

Report of Independent Registered Public Accounting Firm

Trustees and Shareholders of Federal Realty Investment Trust

We have audited the accompanying consolidated balance sheets of Federal Realty Investment Trust (a Maryland real estate investment trust) and subsidiaries (collectively, the Trust) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits of the basic financial statements included the financial statement schedules listed in the index appearing under Item 15(a) (1) and (2). These financial statements and financial statement schedules are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 15, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

McLean, Virginia
February 15, 2012

Federal Realty Investment Trust

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	(In thousands, except share data)	
ASSETS		
Real estate, at cost		
Operating (including $271,468 and $78,846 of consolidated variable interest entities, respectively)	$ 4,240,708	$ 3,695,848
Construction-in-progress	193,836	163,200
Assets held for sale/disposal (discontinued operations) (including $0 and $18,311 of consolidated variable interest entities, respectively)	—	36,894
	4,434,544	3,895,942
Less accumulated depreciation and amortization (including $4,991 and $4,431 of consolidated variable interest entities, respectively)	(1,127,588)	(1,035,204)
Net real estate	3,306,956	2,860,738
Cash and cash equivalents	67,806	15,797
Accounts and notes receivable, net	76,152	68,997
Mortgage notes receivable, net	55,967	44,813
Investment in real estate partnerships	34,352	51,606
Prepaid expenses and other assets	106,859	110,686
Debt issuance costs, net of accumulated amortization of $9,098 and $9,075, respectively	11,816	6,916
TOTAL ASSETS	$ 3,659,908	$ 3,159,553
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Mortgages payable (including $207,683 and $22,785 of consolidated variable interest entities, respectively)	$ 747,523	$ 529,501
Capital lease obligations	63,093	59,940
Notes payable	295,159	97,881
Senior notes and debentures	1,004,635	1,079,827
Accounts payable and accrued expenses	104,498	102,574
Dividends payable	44,229	41,601
Security deposits payable	12,221	11,751
Other liabilities and deferred credits	62,621	55,348
Total liabilities	2,333,979	1,978,423
Commitments and contingencies (Note 9)		
Redeemable noncontrolling interests (Note 2)	85,325	65,362
Shareholders' equity		
Preferred shares, authorized 15,000,000 shares, $.01 par: 5.417% Series 1 Cumulative Convertible Preferred Shares, (stated at liquidation preference $25 per share), 399,896 shares issued and outstanding	9,997	9,997
Common shares of beneficial interest, $.01 par, 100,000,000 shares authorized, 63,544,150 and 61,526,418 shares issued and outstanding, respectively	636	615
Additional paid-in capital (Note 2)	1,764,940	1,611,706
Accumulated dividends in excess of net income	(555,541)	(527,582)
Accumulated other comprehensive loss	(3,940)	—
Total shareholders' equity of the Trust	1,216,092	1,094,736
Noncontrolling interests (Note 2)	24,512	21,032
Total shareholders' equity	1,240,604	1,115,768
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,659,908	$ 3,159,553

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

Consolidated Statements of Operations

	Year Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
REVENUE			
Rental income	$ 538,701	522,651	$ 510,777
Other property income	9,260	14,545	12,849
Mortgage interest income	5,098	4,601	4,943
Total revenue	553,059	541,797	528,569
EXPENSES			
Rental expenses	109,549	110,519	108,344
Real estate taxes	60,620	58,663	57,866
General and administrative	28,985	24,189	22,032
Litigation provision	—	330	16,355
Depreciation and amortization	126,208	118,878	114,443
Total operating expenses	325,362	312,579	319,040
OPERATING INCOME	227,697	229,218	209,529
Other interest income	218	256	1,894
Interest expense	(98,465)	(101,882)	(108,781)
Early extinguishment of debt	296	(2,801)	(2,639)
Income from real estate partnerships	1,808	1,060	1,322
INCOME FROM CONTINUING OPERATIONS	131,554	125,851	101,325
DISCONTINUED OPERATIONS			
Discontinued operations - income	957	976	1,249
Discontinued operations - gain on deconsolidation of VIE	2,026	—	—
Discontinued operations - gain on sale of real estate	15,075	1,000	1,298
Results from discontinued operations	18,058	1,976	2,547
INCOME BEFORE GAIN ON SALE OF REAL ESTATE	149,612	127,827	103,872
Gain on sale of real estate	—	410	—
NET INCOME	149,612	128,237	103,872
Net income attributable to noncontrolling interests	(5,695)	(5,447)	(5,568)
NET INCOME ATTRIBUTABLE TO THE TRUST	143,917	122,790	98,304
Dividends on preferred shares	(541)	(541)	(541)
NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS	$ 143,376	122,249	$ 97,763
EARNINGS PER COMMON SHARE, BASIC			
Continuing operations	$ 2.00	$ 1.95	$ 1.59
Discontinued operations	0.29	0.03	0.04
Gain on sale of real estate	—	0.01	—
	$ 2.29	$ 1.99	$ 1.63
Weighted average number of common shares, basic	62,438	61,182	59,704
EARNINGS PER COMMON SHARE, DILUTED			
Continuing operations	$ 1.99	$ 1.94	$ 1.59
Discontinued operations	0.29	0.03	0.04
Gain on sale of real estate	—	0.01	—
	$ 2.28	$ 1.98	$ 1.63
Weighted average number of common shares, diluted	62,603	61,324	59,830

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

Consolidated Statement of Shareholders' Equity

	Shareholders' Equity of the Trust								
	Preferred Shares		Common Shares		Additional Paid-in Capital (Note 2)	Accumulated Dividends in Excess of Net Income	Accumulated Other Comprehensive Loss	Noncontrolling Interests (Note 2)	Total Shareholders' Equity (Note 2)
	Shares	Amount	Shares	Amount					
	(In thousands, except share data)								
BALANCE AT DECEMBER 31, 2008	399,896	$ 9,997	58,985,678	$ 590	$ 1,478,785	$ (426,574)	$ —	$ 21,771	$ 1,084,569
Net income/comprehensive income, excluding $3,218 attributable to redeemable noncontrolling interests	—	—	—	—	—	98,304	—	2,350	100,654
Dividends declared to common shareholders	—	—	—	—	—	(157,638)	—	—	(157,638)
Dividends declared to preferred shareholders	—	—	—	—	—	(541)	—	—	(541)
Distributions declared to noncontrolling interests	—	—	—	—	—	—	—	(2,603)	(2,603)
Common shares issued	—	—	1,995,563	20	109,996	—	—	—	110,016
Exercise of stock options	—	—	126,500	1	2,757	—	—	—	2,758
Shares issued under dividend reinvestment plan	—	—	50,888	—	2,728	—	—	—	2,728
Share-based compensation expense, net	—	—	83,421	1	7,138	—	—	—	7,139
Conversion and redemption of OP units	—	—	—	—	(31)	—	—	(55)	(86)
Adjustment to redeemable noncontrolling interests	—	—	—	—	4,742	—	—	—	4,742
BALANCE AT DECEMBER 31, 2009	399,896	9,997	61,242,050	612	1,606,115	(486,449)	—	21,463	1,151,738
Net income/comprehensive income, excluding $2,986 attributable to redeemable noncontrolling interests	—	—	—	—	—	122,790	—	2,461	125,251
Dividends declared to common shareholders	—	—	—	—	—	(163,382)	—	—	(163,382)
Dividends declared to preferred shareholders	—	—	—	—	—	(541)	—	—	(541)
Distributions declared to noncontrolling interests	—	—	—	—	—	—	—	(2,223)	(2,223)
Common shares issued	—	—	190	—	14	—	—	—	14
Exercise of stock options	—	—	107,493	1	4,051	—	—	—	4,052
Shares issued under dividend reinvestment plan	—	—	34,401	—	2,544	—	—	—	2,544
Share-based compensation expense, net	—	—	135,338	2	6,485	—	—	—	6,487
Conversion and redemption of OP units	—	—	6,946	—	532	—	—	(669)	(137)
Adjustment to redeemable noncontrolling interests	—	—	—	—	(8,035)	—	—	—	(8,035)
BALANCE AT DECEMBER 31, 2010	399,896	9,997	61,526,418	615	1,611,706	(527,582)	—	21,032	1,115,768
Comprehensive income:									
Net income, excluding $3,492 attributable to redeemable noncontrolling interests	—	—	—	—	—	143,917	—	2,203	146,120
Change in valuation on interest rate swaps	—	—	—	—	—	—	(3,940)	—	(3,940)
Total comprehensive income									142,180
Dividends declared to common shareholders	—	—	—	—	—	(171,335)	—	—	(171,335)
Dividends declared to preferred shareholders	—	—	—	—	—	(541)	—	—	(541)
Distributions declared to noncontrolling interests	—	—	—	—	—	—	—	(2,320)	(2,320)
Common shares issued	—	—	1,662,230	17	139,281	—	—	—	139,298
Exercise of stock options	—	—	237,271	3	15,187	—	—	—	15,190
Shares issued under dividend reinvestment plan	—	—	28,823	—	2,374	—	—	—	2,374
Share-based compensation expense, net	—	—	89,408	1	8,246	—	—	—	8,247
Conversion and redemption of OP units	—	—	—	—	(96)	—	—	(55)	(151)
Purchase of noncontrolling interest	—	—	—	—	(2,331)	—	—	(207)	(2,538)
Deconsolidation of VIE	—	—	—	—	—	—	—	(420)	(420)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	4,279	4,279
Adjustment to redeemable noncontrolling interests	—	—	—	—	(9,427)	—	—	—	(9,427)
BALANCE AT DECEMBER 31, 2011	399,896	$ 9,997	63,544,150	$ 636	$ 1,764,940	$ (555,541)	$ (3,940)	$ 24,512	$ 1,240,604

The accompanying notes are an integral part of these consolidated statements.

Federal Realty Investment Trust

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
OPERATING ACTIVITIES			
Net income	$ 149,612	$ 128,237	$ 103,872
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization, including discontinued operations	126,568	119,817	115,093
Litigation provision	—	(250)	15,690
Gain on sale of real estate	(15,075)	(1,410)	(1,298)
Gain on deconsolidation of VIE	(2,026)	—	—
Early extinguishment of debt	(296)	2,801	2,639
Income from real estate partnerships	(1,808)	(1,060)	(1,322)
Other, net	3,871	4,099	5,265
Changes in assets and liabilities, net of effects of acquisitions and dispositions			
Decrease in accounts receivable	1,888	7,461	7,079
Decrease (increase) in prepaid expenses and other assets	2,613	(2,824)	(716)
(Decrease) increase in accounts payable and accrued expenses	(14,994)	(879)	9,753
(Decrease) increase in security deposits and other liabilities	(5,642)	743	710
Net cash provided by operating activities	244,711	256,735	256,765
INVESTING ACTIVITIES			
Acquisition of real estate	(103,557)	(57,133)	(10,531)
Capital expenditures - development and redevelopment	(91,922)	(50,414)	(76,079)
Capital expenditures - other	(50,540)	(38,681)	(26,000)
Proceeds from sale of real estate	23,695	—	2,122
Investment in real estate partnerships	(6,947)	(16,930)	(7,020)
Distribution from real estate partnership in excess of earnings	1,070	237	594
Distribution from sale of real estate partnership properties	34,617	—	—
Leasing costs	(12,415)	(10,272)	(8,924)
Repayment (issuance) of mortgage and other notes receivable, net	9,630	(13,895)	(1,503)
Net cash used in investing activities	(196,369)	(187,088)	(127,341)
FINANCING ACTIVITIES			
Net (repayments) borrowings under revolving credit facility, net of costs	(81,159)	76,550	(123,500)
Issuance of senior notes, net of costs	—	148,457	147,534
Purchase and retirement of senior notes/debentures	(75,000)	—	(175,867)
Issuance of mortgages, capital leases and notes payable, net of costs	272,193	9,950	526,617
Repayment of mortgages, capital leases and notes payable	(91,952)	(262,340)	(337,221)
Issuance of common shares	156,862	6,610	115,502
Dividends paid to common and preferred shareholders	(169,254)	(163,120)	(156,100)
Distributions to noncontrolling interests	(8,023)	(5,346)	(6,223)
Net cash provided by (used in) financing activities	3,667	(189,239)	(9,258)
Increase (decrease) in cash and cash equivalents	52,009	(119,592)	120,166
Cash and cash equivalents at beginning of year	15,797	135,389	15,223
Cash and cash equivalents at end of year	$ 67,806	$ 15,797	$ 135,389

The accompanying notes are an integral part of these consolidated statements.

NOTE 1—BUSINESS AND ORGANIZATION

Federal Realty Investment Trust (the "Trust") is an equity real estate investment trust ("REIT") specializing in the ownership, management, and redevelopment of retail and mixed-use properties. Our properties are located primarily in densely populated and affluent communities in strategically selected metropolitan markets in the Mid-Atlantic and Northeast regions of the United States, as well as in California. As of December 31, 2011, we owned or had a majority interest in community and neighborhood shopping centers and mixed-use properties which are operated as 87 predominantly retail real estate projects.

We operate in a manner intended to enable us to qualify as a REIT for federal income tax purposes. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

Our consolidated financial statements include the accounts of the Trust, its corporate subsidiaries, and all entities in which the Trust has a controlling interest or has been determined to be the primary beneficiary of a variable interest entity ("VIE"). The equity interests of other investors are reflected as noncontrolling interests or redeemable noncontrolling interests. All significant intercompany transactions and balances are eliminated in consolidation. We account for our interests in joint ventures, which we do not control, using the equity method of accounting. Certain 2010 and 2009 amounts have been reclassified to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, referred to as "GAAP," requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past, current and expected events and economic conditions. Actual results could differ from these estimates.

Correction of Redeemable Noncontrolling Interests

During 2011, we corrected the accounting related to the classification and measurement of our redeemable noncontrolling interests. Certain of our noncontrolling interests, primarily related to Congressional Plaza, have the right to put their interest to us for cash at their option and consequently these interests should have been recorded at redemption value in temporary equity on the consolidated balance sheet rather than at book value in permanent equity. The total balance sheet impact of this reclassification was approximately $65 million as of December 31, 2010. We determined the correction was not material to our previously issued financial statements, and therefore, have taken the following approach to correcting this error:

- Reclassified the redeemable noncontrolling interests to a separate line item outside of shareholders' equity in the consolidated balance sheet as of December 31, 2010. The reclassification resulted in a decrease to shareholders' equity of $65 million and an increase to redeemable noncontrolling interests of $65 million.
- Recorded a $0.3 million expense related to prior periods in the year ended December 31, 2011 for the accretion of a redeemable noncontrolling interest to redemption value.

The consolidated statement of shareholders' equity has been restated to reflect the proper classification. There have been no changes to the previously issued consolidated statements of operations or statements of cash flows for this matter.

Revenue Recognition and Accounts Receivable

Our leases with tenants are classified as operating leases. Substantially all such leases contain fixed escalations which occur at specified times during the term of the lease. Base rents are recognized on a straight-line basis from when the tenant controls the space through the term of the related lease, net of valuation adjustments, based on management's assessment of credit, collection and other business risk. Percentage rents, which represent additional rents based upon the level of sales achieved by certain tenants, are recognized at the end of the lease year or earlier if we have determined the required sales level is achieved and the percentage rents are collectible. Real estate tax and other cost reimbursements are recognized on an accrual basis over the periods in which the related expenditures are incurred. For a tenant to terminate its lease agreement prior to the end of the agreed term, we may require that they pay a fee to cancel the lease agreement. Lease termination fees for which the tenant has relinquished control of the space are generally recognized on the termination date. When a lease is terminated early but the tenant continues to control the space under a modified lease agreement, the lease termination fee is generally recognized evenly over the remaining term of the modified lease agreement.

We make estimates of the collectability of our accounts receivable related to minimum rents, straight-line rents, expense reimbursements and other revenue. Accounts receivable is carried net of this allowance for doubtful accounts. Our determination as to the collectability of accounts receivable and correspondingly, the adequacy of this allowance, is based primarily upon evaluations of individual receivables, current economic conditions, historical experience and other relevant factors. The allowance for doubtful accounts is increased or decreased through bad debt expense. Accounts receivable are written-off when they are deemed to be uncollectible and we are no longer actively pursuing collection. At December 31, 2011 and 2010, our allowance for doubtful accounts was $17.6 million and $18.7 million, respectively.

In some cases, primarily relating to straight-line rents, the collection of accounts receivable extends beyond one year. Our experience relative to unbilled straight-line rents is that a portion of the amounts otherwise recognizable as revenue is never billed to or collected from tenants due to early lease terminations, lease modifications, bankruptcies and other factors. Accordingly, the extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the nonrecognition of a portion of straight-line rental income until the collection of such income is reasonably assured. If our evaluation of tenant credit risk changes indicating more straight-line revenue is reasonably collectible than previously estimated and realized, the additional straight-line rental income is recognized as revenue. If our evaluation of tenant credit risk changes indicating a portion of realized straight-line rental income is no longer collectible, a reserve and bad debt expense is recorded. At December 31, 2011 and 2010, accounts receivable include approximately $50.5 million and $45.6 million, respectively, related to straight-line rents.

Real Estate

Land, buildings and improvements are recorded at cost. Depreciation is computed using the straight-line method. Estimated useful lives range generally from 35 years to a maximum of 50 years on buildings and major improvements. Minor improvements, furniture and equipment are capitalized and depreciated over useful lives ranging from 3 to 20 years. Maintenance and repairs that do not improve or extend the useful lives of the related assets are charged to operations as incurred. Tenant improvements are capitalized and depreciated over the life of the related lease or their estimated useful life, whichever is shorter. If a tenant vacates its space prior to contractual termination of its lease, the undepreciated balance of any tenant improvements are written off if they are replaced or have no future value. In 2011, 2010 and 2009, real estate depreciation expense was $114.2 million, $108.3 million and $103.7 million, respectively, including amounts from discontinued operations and assets under capital lease obligations.

Sales of real estate are recognized only when sufficient down payments have been obtained, possession and other attributes of ownership have been transferred to the buyer and we have no significant continuing involvement. The application of this criteria can be complex and requires us to make assumptions. We believe this criteria was met for all real estate sold during 2011, 2010 and 2009.

Our methodology of allocating the cost of acquisitions to assets acquired and liabilities assumed is based on estimated fair values, replacement cost and/or appraised values. When we acquire operating real estate properties, the purchase price is allocated to land, building, improvements, leasing costs, intangibles such as in-place leases, and to current assets and liabilities acquired, if any. The value allocated to in-place leases is amortized over the related lease term and reflected as rental income in the statement of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off to rental income.

Transaction costs related to the acquisition of a business, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are expensed as incurred and included in "general and administrative expenses" in our consolidated statements of operations. The acquisition of an operating shopping center typically qualifies as a business. For asset acquisitions not meeting the definition of a business, transaction costs are capitalized as part of the acquisition cost.

When applicable, as lessee, we classify our leases of land and building as operating or capital leases. We are required to use judgment and make estimates in determining the lease term, the estimated economic life of the property and the interest rate to be used in determining whether or not the lease meets the qualification of a capital lease and is recorded as an asset.

We capitalize certain costs related to the development and redevelopment of real estate including pre-construction costs, real estate taxes, insurance, construction costs and salaries and related costs of personnel directly involved. Additionally, we capitalize interest costs related to development and redevelopment activities. Capitalization of these costs begin when the activities and related expenditures commence and cease when the project is substantially complete and ready for its intended use at which time the project is placed in service and depreciation commences. Additionally, we make estimates as to the probability of certain development and redevelopment projects being completed. If we determine the development or redevelopment is no longer probable of completion, we expense all capitalized costs which are not recoverable.

We review for impairment on a property by property basis. Impairment is recognized on properties held for use when the expected undiscounted cash flows for a property are less than its carrying amount at which time the property is written-down to fair value. Properties held for sale are recorded at the lower of the carrying amount or the expected sales price less costs to sell. The sale or disposal of a "component of an entity" is treated as discontinued operations. The operating properties sold by us typically meet the definition of a component of an entity and as such the revenues and expenses associated with sold properties are reclassified to discontinued operations for all periods presented.

Cash and Cash Equivalents

We define cash and cash equivalents as cash on hand, demand deposits with financial institutions and short term liquid investments with an initial maturity under three months. Cash balances in individual banks may exceed the federally insured limit by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2011, we had $64.3 million in excess of the FDIC insured limit.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of lease costs, prepaid property taxes and acquired above market leases. Capitalized lease costs are direct costs incurred which were essential to originate a lease and would not have been incurred had the leasing transaction not taken place and include third party commissions and salaries and related costs of personnel directly related to time spent obtaining a lease. Capitalized lease costs are amortized over the life of the related lease. If a tenant vacates its space prior to the contractual termination of its lease, the unamortized balance of any lease costs are written off. Other assets also include the premiums paid for split dollar life insurance one current officer and several former officers which were approximately $4.6 million at December 31, 2011 and 2010.

Debt Issuance Costs

Costs related to the issuance of debt instruments are capitalized and are amortized as interest expense over the estimated life of the related issue using the straight-line method which approximates the effective interest method. If a debt instrument is paid off prior to its original maturity date, the unamortized balance of debt issuance costs are written off to interest expense or, if significant, included in "early extinguishment of debt."

Derivative Instruments

At times, we may use derivative instruments to manage exposure to variable interest rate risk. We generally enter into interest rate swaps to manage our exposure to variable interest rate risk and treasury locks to manage the risk of interest rates rising prior to the issuance of debt. We enter into derivative instruments that qualify as cash flow hedges and do not enter into derivative instruments for speculative purposes.

The interest rate swaps associated with our cash flow hedges are recorded at fair value on a recurring basis. We assess effectiveness of our cash flow hedges both at inception and on an ongoing basis. The effective portion of changes in fair value of the interest rate swaps associated with our cash flow hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into interest expense as interest is incurred on the related variable rate debt. Within the next 12 months, we expect to reclassify $3.6 million as an increase to interest expense. Our cash flow hedges become ineffective if critical terms of the hedging instrument and the debt instrument do not perfectly match such as notional amounts, settlement dates, reset dates, calculation period and LIBOR rate. In addition, we evaluate the default risk of the counterparty by monitoring the credit worthiness of the counterparty. When ineffectiveness exists, the ineffective portion of changes in fair value of the interest rate swaps associated with our cash flow hedges is recognized in earnings in the period affected. Hedge ineffectiveness did not impact earnings in 2011, and we do not anticipate it will have a significant effect in the future. We had no hedging instruments outstanding during 2010 and 2009.

Mortgage Notes Receivable

We have made certain mortgage loans that, because of their nature, qualify as loan receivables. At the time the loans were made, we did not intend for the arrangement to be anything other than a financing and did not contemplate a real estate investment. We evaluate each investment to determine whether the loan arrangement qualifies as a loan, joint venture or real estate investment and the appropriate accounting thereon. Such determination affects our balance sheet classification of these investments and the recognition of interest income derived therefrom. On some of the loans we receive additional interest, however, we never receive in excess of 50% of the residual profit in the project, and because the borrower has either a substantial investment in the project or has guaranteed all or a portion of our loan (or a combination thereof), the loans qualify for loan accounting. The amounts under these arrangements are presented as mortgage notes receivable at December 31, 2011 and 2010.

Mortgage notes receivable are recorded at cost, net of any valuation adjustments. Interest income is accrued as earned. Mortgage notes receivable are considered past due based on the contractual terms of the note agreement. On a quarterly basis, we evaluate the collectability of each mortgage note receivable based on various factors which may include payment history, expected fair value of the collateral securing the loan, internal and external credit information and/or economic trends. A loan is considered impaired when, based upon current information and events, it is probable that we will be unable to collect all amounts due under the existing contractual terms. When a loan is considered impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the mortgage note receivable to the present value of expected future cash flows. Since all of our loans are collateralized by either a first or second mortgage, the loans have risk characteristics similar to the risks in owning commercial real estate.

Share Based Compensation

We grant share based compensation awards to employees and trustees typically in the form of options, commons shares, and restricted common shares. We measure stock based compensation expense based on the grant date fair value of the award and recognize the expense ratably over the vesting period. See Note 15 for further discussion regarding our share based compensation plans and policies.

Variable Interest Entities

Certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest qualify as VIEs. VIEs are required to be consolidated by their primary beneficiary. Effective January 1, 2010 with the adoption of a new accounting pronouncement, the primary beneficiary of a VIE has both the power to direct the activities that most significantly impact economic performance of the VIE and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to January 1, 2010, the primary beneficiary of a VIE was determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both.

We have evaluated our investments in certain joint ventures including our real estate partnership with affiliates of a discretionary fund created and advised by ING Clarion Partners and our Taurus Newbury Street JV II Limited Partnership and determined that these joint ventures do not meet the requirements of a variable interest entity and, therefore, consolidation of these ventures is not required. These investments are accounted for using the equity method. We have also evaluated our mortgage loans receivable and determined that entities obligated under the mortgage loans are not VIEs except from March 30, 2010 to June 29, 2011 with respect to our mortgage loans on a shopping center and adjacent building located in Norwalk, Connecticut as further discussed in Note 4. Our investment balances from our real estate partnerships and mortgage notes receivable are presented separately in our consolidated balance sheets.

On October 16, 2006, we acquired the leasehold interest in Melville Mall under a 20 year master lease. Additionally, we loaned the owner of Melville Mall $34.2 million secured by a second mortgage on the property. We have an option to purchase the shopping center on or after October 16, 2021 for a price of $5.0 million plus the assumption of the first mortgage and repayment of the second mortgage. If we fail to exercise our purchase option, the owner of Melville Mall has a put option which would require us to purchase Melville Mall in 2023 for $5.0 million and the assumption of the owner's mortgage debt. We have determined that this property is held in a variable interest entity for which we are the primary beneficiary. Accordingly, beginning October 16, 2006, we consolidated this property and its operations. As of December 31, 2011 and 2010, $22.1 million and $22.8 million, respectively, are included in mortgages payable (net of unamortized discounts) for the mortgage loan secured by Melville Mall, however, the loan is not our legal obligation. At December 31, 2011 and 2010, net real estate assets related to Melville Mall included in our consolidated balance sheet are approximately $64.0 million and $64.8 million, respectively.

In conjunction with the acquisitions of several of our properties, we entered into Reverse Section 1031 like-kind exchange agreements with a third party intermediary. The exchange agreements are for a maximum of 180 days and allow us, for tax purposes, to defer gains on sale of other properties sold within this period. Until the earlier of termination of the exchange agreements or 180 days after the respective acquisition dates, the third party intermediary is the legal owner of each property, although we control the activities that most significantly impact each property and retain all of the economic benefits and risks associated with each property. Each property is held by a third party intermediary in a variable interest entity for which we are the primary beneficiary. Accordingly, we consolidate these properties and their operations even during the period they are held by a third party intermediary. Quantitative and qualitative information regarding significant assets and liabilities for VIEs during 2011 and 2010 are included in Note 3. A summary of the significant properties is as follows:

Property	Dates Held by a Third Party Intermediary	Date Consolidated
Courtyard Shops	September 4, 2008 to March 2, 2009	September 4, 2008
Huntington Square	August 16, 2010 to February 12, 2011	August 16, 2010
Tower Shops	January 19, 2011 to July 12, 2011	January 19, 2011

We determined the joint venture that owns Plaza El Segundo is a variable interest entity for which we are the primary beneficiary. We are the managing member and own 48.2% of the entity. We control the significant operating decisions, consequently having the power to direct the activities that most significantly impact economic performance of the VIE, and have the obligation to absorb the majority of the losses and receive the majority of the benefits. Therefore, the entity is consolidated in our financial statements as of December 30, 2011. The effective purchase price was $192.7 million which is included in real estate assets. The entity has a $175.0 million mortgage payable due in August 2017 with a fair value of $185.6 million which is included in mortgages payable at December 31, 2011. Plaza El Segundo's creditors do not have recourse to our general credit. Our maximum exposure to loss is our initial net investment of $8.5 million.

Redeemable Noncontrolling Interests

We have certain noncontrolling interests that are redeemable for cash upon the occurrence of an event that is not solely in our control and therefore are classified outside of permanent equity. We adjust the carrying amounts of these noncontrolling interests that are currently redeemable to redemption value at the balance sheet date. Adjustments to the carrying amount to reflect changes in redemption value are recorded as adjustments to additional paid-in capital in shareholders' equity. These amounts are classified within the mezzanine section of the consolidated balance sheets.

The following table provides a rollforward of the redeemable noncontrolling interests:

	Year Ended December 31,	
	2011	2010
	(in thousands)	
Beginning balance	$ 65,362	$ 57,325
Net income	3,492	2,986
Distributions	(3,020)	(2,984)
Contributions	10,064	—
Other	9,427	8,035
Ending balance	$ 85,325	$ 65,362

Income Taxes

We operate in a manner intended to enable us to qualify as a REIT for federal income tax purposes. A REIT that distributes at least 90% of its taxable income to its shareholders each year and meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Therefore, federal income taxes on our taxable income have been and are generally expected to be immaterial. We are obligated to pay state taxes, generally consisting of franchise or gross receipts taxes in certain states. Such state taxes also have not been material.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the "Code"). A TRS is subject to federal and state income taxes. Our TRS activities have not been material.

With few exceptions, we are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2007. As of December 31, 2011 and 2010, we had no material unrecognized tax benefits. While we currently have no material unrecognized tax benefits, as a policy, we recognize penalties and interest accrued related to unrecognized tax benefits as income tax expense.

Segment Information

Our primary business is the ownership, management, and redevelopment of retail and mixed-use properties. We review operating and financial information for each property on an individual basis and therefore, each property represents an individual operating segment. We evaluate financial performance using property operating income, which consists of rental income, other property income and mortgage interest income, less rental expenses and real estate taxes. No individual property constitutes more than 10% of our revenues or property operating income and we have no operations outside of the United States of America. Therefore, we have aggregated our properties into one reportable segment as the properties share similar long-term economic characteristics and have other similarities including the fact that they are operated using consistent business strategies, are typically located in major metropolitan areas, and have similar tenant mixes.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards ("IFRS"). ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. This pronouncement is effective for us in the first quarter of 2012 and is not expected to have a significant impact to our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of shareholders' equity and requires the presentation of components of net income and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the requirement to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. These pronouncements are effective for us in the first quarter of 2012 and will not have a significant impact to our consolidated financial statements.

Consolidated Statements of Cash Flows—Supplemental Disclosures

The following table provides supplemental disclosures related to the Consolidated Statements of Cash Flows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
SUPPLEMENTAL DISCLOSURES:			
Total interest costs incurred	$ 106,562	$ 108,167	$ 114,330
Interest capitalized	(8,097)	(6,285)	(5,549)
Interest expense	$ 98,465	$ 101,882	$ 108,781
Cash paid for interest, net of amounts capitalized	$ 95,424	$ 98,932	$ 102,106
Cash paid for income taxes	$ 832	$ 255	$ 324
NON-CASH INVESTING AND FINANCING TRANSACTIONS:			
Mortgage loan assumed/entered into with acquisition	$ 308,506	$ —	$ —
Deconsolidation of VIE	$ 18,311	$ —	$ —
Capital lease obligation	$ 4,556	$ —	$ —
Extinguishment of deferred ground rent liability	$ —	$ 8,832	$ —
Extinguishment of capital lease obligation	$ —	$ 1,031	$ —
Acquisition of real estate through exchange transaction	$ —	$ —	$ 30,100
Proceeds from sale of real estate through exchange transaction	$ —	$ —	$ 25,100
Liability assumed through exchange transaction	$ —	$ —	$ 5,000

Capitalized lease costs are direct costs incurred which were essential to originate a lease and would not have been incurred had the leasing transaction not taken place. These costs include third party commissions and salaries and personnel costs related to obtaining a lease. Capitalized lease costs are amortized over the initial term of the related lease which generally ranges from three to ten years. We view these lease costs as part of the up-front initial investment we made in order to generate a long-term cash inflow and therefore, we classify cash outflows related to leasing costs as an investing activity in our consolidated statements of cash flows.

NOTE 3—REAL ESTATE

A summary of our real estate investments and related encumbrances is as follows:

	Cost	Accumulated Depreciation and Amortization	Encumbrances
		(In thousands)	
December 31, 2011			
Retail and mixed-use properties	$ 4,312,189	$ (1,087,704)	$ 724,287
Retail properties under capital leases	113,605	(33,019)	63,093
Residential	8,750	(6,865)	23,236
	$ 4,434,544	$ (1,127,588)	$ 810,616
December 31, 2010			
Retail and mixed-use properties	$ 3,779,203	$ (999,209)	$ 505,934
Retail properties under capital leases	108,381	(29,421)	59,940
Residential	8,358	(6,574)	23,567
	$ 3,895,942	$ (1,035,204)	$ 589,441

Retail and mixed-use properties includes the residential portion of Santana Row, Bethesda Row and Congressional Plaza. The residential property investment is our investment in Rollingwood Apartments.

2011 Significant Acquisitions and Disposition

On January 19, 2011, we acquired the fee interest in Tower Shops located in Davie, Florida for a net purchase price of $66.1 million which included the assumption of a mortgage loan with a face amount of $41.0 million and a fair value of approximately $42.9 million. The property contains approximately 368,000 square feet of gross leasable area on 67 acres and is shadow-anchored by Home Depot and Costco. Approximately $1.2 million and $4.4 million of net assets acquired were allocated to other assets for "above market leases" and other liabilities for "below market leases", respectively. We incurred a total of $0.4 million of acquisition costs of which $0.2 million were incurred in 2011 and are included in "general and administrative expenses" for the year ended December 31, 2011.

On July 12, 2011, we sold Feasterville Shopping Center located in Feasterville, Pennsylvania for a sales price of $20.0 million resulting in a gain of $14.8 million. The operations of this property are included in "discontinued operations" in the consolidated statements of operations for all periods presented and included in "assets held for sale/disposal" in our consolidated balance sheet as of December 31, 2010. The sale was completed as a Section 1031 tax deferred exchange transaction with the acquisition of Tower Shops.

On December 27, 2011, we acquired an 89.9% controlling interest in Montrose Crossing, a 357,000 square foot shopping center located in Rockville, Maryland. The purchase price was $141.5 million and our 89.9% ownership interest was $127.2 million which was funded with cash and our pro-rata share of $80.0 million of new mortgage debt. We are the managing member of the entity, control all significant operating decisions, and receive approximately 89.9% of the cash flow of the entity. Therefore, we have consolidated the property and its operations effective on the acquisition date. The purchase price has been preliminarily allocated to real estate assets, debt, and noncontrolling interests. The final purchase price allocation to all acquired assets, liabilities, and noncontrolling interests will be finalized after our valuation studies are complete. We incurred approximately $2.4 million of acquisition costs which are included in "general and administrative expenses" in 2011.

On December 30, 2011, we acquired a 48.2% controlling interest in Plaza El Segundo, a 381,000 square foot shopping center located in El Segundo, California. The purchase price was $192.7 million and our 48.2% ownership interest was funded with $8.5 million of cash and the assumption of our pro-rata share of the existing $175.0 million mortgage debt. We are the managing member of the entity, control all significant decisions, and receive the majority of the cash flow of the entity. Therefore, we have consolidated the property and its operations effective on the acquisition date. The purchase price has been preliminarily allocated to real estate assets, debt, and noncontrolling interests. The final purchase price allocation to all acquired assets, liabilities, and noncontrolling interests will be finalized after our valuation studies are complete. We incurred approximately $1.0 million of acquisition costs which are included in "general and administrative expenses" in 2011.

On December 30, 2011, we acquired an 8.1 acre land parcel adjacent to Plaza El Segundo for a purchase price of $15.9 million. We intend to use the land parcel for future development.

2010 Significant Acquisitions and Transactions

A summary of our significant acquisitions in 2010 is as follows:

Date	Property	City, State	Gross Leasable Area (In square feet)		Purchase Price (In millions)	
August 16	Huntington Square	East Northport, NY	74,000	$	17.6	(1)
November 10	Former Mervyn's Parcel (Escondido Promenade)	Escondido, CA	75,000		11.2	(2)
November 22	Pentagon Row	Arlington, VA	N/A		8.5	(3)
December 27	Bethesda Row	Bethesda, MD	N/A		9.4	(4)
		Total	149,000	$	46.7	

(1) We acquired the leasehold interest in this property. Approximately $9.2 million of net assets acquired were allocated to other assets for "above market leases" and a "below market ground lease" for which we are the lessee. Approximately $1.7 million of net assets acquired were allocated to liabilities for "below market leases". We incurred approximately $0.3 million of acquisition costs which are included in "general and administrative expenses".

(2) This property is adjacent to and operated as part of Escondido Promenade which is owned through a partnership in which we own the controlling interest.

(3) We and a subsidiary of Post Properties, Inc. ("Post") purchased the fee interest in the land under Pentagon Row. The land was purchased as a result of a favorable outcome to litigation. In September 2008, we and Post sued Vornado Realty Trust and related entities ("Vornado") for breach of contract in the Circuit Court of Arlington County, Virginia. The breach of contract was a result of Vornado's acquiring in transactions in 2005 and 2007 the fee interest in the land under our Pentagon Row project without first giving us and Post the opportunity to purchase the fee interest in that land as required by the right of first offer ("ROFO") provisions included in the documentation relating to the Pentagon Row project. On April 30, 2010, the judge in this case issued a ruling that Vornado failed to comply with the ROFO and as a result, breached the contract, and ordered Vornado to sell to us and Post, collectively, the land under Pentagon Row. Vornado appealed the ruling, however, the appeal was denied in November 2010. As part of the acquisition of the land and termination of the respective ground lease, we were relieved of our deferred ground rent liability for approximately $8.8 million. The liability was offset against the purchase price with the excess of the liability over the purchase price of $0.3 million included in the statement of operations as an adjustment to rental expense.

(4) We acquired the fee interest in approximately 2.1 acres of land under Bethesda Row. Prior to the transaction, the land parcel was owned pursuant to a ground lease and encumbered by a capital lease obligation which was terminated as part of the transaction.

The $0.4 million gain on sale of real estate relates to condemnation proceeds, net of costs, at one of our Northern Virginia properties in order to expand a local road.

In December 2010, we committed to a plan of sale for two buildings on Fifth Avenue in San Diego, California. As the buildings met the criteria to be classified as held for sale, we recognized a $0.4 million loss to write down one of the buildings to its expected sales price less cost to sell. Both buildings were sold in 2011. The operations of the buildings have been classified as discontinued operations in the consolidated statements of operations for all years presented and included in "assets held for sale/disposal" in our consolidated balance sheet as of December 31, 2010.

NOTE 4—MORTGAGE NOTES RECEIVABLE

At December 31, 2011, we had five mortgage notes receivable with an aggregate carrying amount of $56.0 million. At December 31, 2010, we had four mortgage notes receivable with an aggregate carrying amount of $44.8 million. Approximately $44.7 million and $33.0 million of the loans are secured by first mortgages on retail buildings at December 31, 2011 and 2010, respectively. One of the loans, which is secured by a second mortgage on a hotel at our Santana Row property, was considered impaired when it was amended in August 2006. At December 31, 2011 and 2010, the loan has an outstanding face amount of $14.2 million and $15.0 million, respectively, and is carried net of a valuation allowance of $2.9 million and

$3.2 million, respectively. At December 31, 2011 and 2010, our mortgages (excluding mortgages in default at December 31, 2010 as further discussed below) had a weighted average interest rate of 9.2% and 9.9%, respectively. Under the terms of certain of these mortgages, we receive additional interest based upon the gross income of the secured properties and upon sale, share in the appreciation of the properties.

Prior to June 30, 2011, we were the lender on a first and second mortgage loan on a shopping center and an adjacent commercial building in Norwalk, Connecticut. Our carrying amount of the loans was approximately $18.3 million. The loans were in default and foreclosure proceedings had been filed, however, we were in negotiations with the borrower to refinance the loans. On June 30, 2011, we refinanced the existing loans with a first mortgage loan which had an initial principal balance of $11.9 million, bears interest at 6.0%, and matures on June 30, 2014, subject to a one year extension option. The loan is secured by the shopping center in Norwalk, Connecticut. As part of the refinancing, we received approximately $8.7 million in cash.

Because the loans were in default, we had certain rights under the first mortgage loan agreement that gave us the ability to direct the activities that most significantly impacted the shopping center. Although we did not exercise those rights, the existence of those rights in the loan agreement resulted in the entity being a VIE. Additionally, given our investment in both the first and second mortgage on the property, the overall decline in fair market value since the loans were initiated, and the default status of the loans, we also had the obligation to absorb losses or rights to receive benefits that could potentially be significant to the VIE. Consequently, we were the primary beneficiary of this VIE and consolidated the shopping center and adjacent building from March 30, 2010 to June 29, 2011. Our investment in the property is included in "assets held for sale/disposal" in the consolidated balance sheet at December 31, 2010 and the operations of the entity are included in "discontinued operations" for all periods presented.

In conjunction with the refinancing of the loans, we re-evaluated our status as the primary beneficiary of the VIE. Because the loan is not in default, we no longer have those certain rights that give us the ability to control the activities that most significantly impact the shopping center. Our current involvement in the property is solely as the lender on the mortgage loan with protective rights as the lender. Therefore, we are no longer the primary beneficiary and deconsolidated the entity as of June 30, 2011. The mortgage loan receivable was recorded at its estimated fair value of $11.9 million and we recognized a $2.0 million gain on deconsolidation as part of the refinancing which is included in "discontinued operations - gain on deconsolidation of VIE" for the year ended December 31, 2011. As of December 31, 2011, the loan was performing and the carrying amount of the mortgage loan was $11.7 million and is included in "mortgage notes receivable" on the balance sheet. This amount also reflects our maximum exposure to loss related to this investment.

The change in design of the entity including the refinancing of the loan was a VIE reconsideration event. Given that the loan is no longer in default, we, as lender, do not have the power to direct the activities that most significantly impact the entity, and the additional equity investment at risk provided by the entity's equity holders, the entity is no longer a VIE.

NOTE 5—REAL ESTATE PARTNERSHIPS

Federal/Lion Venture LP

We have a joint venture arrangement (the "Partnership") with affiliates of a discretionary fund created and advised by ING Clarion Partners ("Clarion"). We own 30% of the equity in the Partnership and Clarion owns 70%. We hold a general partnership interest, however, Clarion also holds a general partnership interest and has substantive participating rights. We cannot make significant decisions without Clarion's approval. Accordingly, we account for our interest in the Partnership using the equity method. As of December 31, 2011, the Partnership owned seven retail real estate properties. We are the manager of the Partnership and its properties, earning fees for acquisitions, dispositions, management, leasing, and financing. Intercompany profit generated from fees is eliminated in consolidation. We also have the opportunity to receive performance-based earnings through our Partnership interest. Accounting policies for the Partnership are similar to accounting policies followed by the Trust. The Partnership is subject to a buy-sell provision which is customary for real estate joint venture agreements and the industry. Either partner may initiate this provision at any time, which could result in either the sale of our interest or the use of available cash or borrowings to acquire Clarion's interest. As of December 31, 2011, we have made total contributions of $42.1 million and received total distributions of $12.8 million.

The following tables provide summarized operating results and the financial position of the Partnership:

	Year Ended December 31,		
	2011	2010	2009
OPERATING RESULTS			
Revenue	$ 19,289	$ 18,639	$ 19,109
Expenses			
Other operating expenses	5,593	6,149	6,019
Depreciation and amortization	5,179	5,046	4,998
Interest expense	3,388	3,400	4,430
Total expenses	14,160	14,595	15,447
Net income	$ 5,129	$ 4,044	$ 3,662
Our share of net income from real estate partnership	$ 1,771	$ 1,449	$ 1,322

	December 31,	
	2011	2010
	(In thousands)	
BALANCE SHEETS		
Real estate, net	$ 178,693	$ 181,565
Cash	3,035	3,054
Other assets	6,116	7,336
Total assets	$ 187,844	$ 191,955
Mortgages payable	$ 57,376	$ 57,584
Other liabilities	5,391	5,439
Partners' capital	125,077	128,932
Total liabilities and partners' capital	$ 187,844	$ 191,955
Our share of unconsolidated debt	$ 17,213	$ 17,275
Our investment in real estate partnership	$ 34,352	$ 35,504

Taurus Newbury Street JV II Limited Partnership

In May 2010, we formed Taurus Newbury Street JV II Limited Partnership ("Newbury Street Partnership"), a joint venture with an affiliate of Taurus Investment Holdings, LLC ("Taurus"), to acquire, operate and redevelop properties located primarily in the Back Bay section of Boston, Massachusetts. We held an 85% limited partnership interest in Newbury Street Partnership and Taurus held a 15% limited partnership interest and served as general partner. As general partner, Taurus was responsible for the operation and management of the properties, subject to our approval on major decisions. We evaluated the entity and determined that it was not a VIE. Accordingly, given Taurus' role as general partner, we accounted for our interest in Newbury Street Partnership using the equity method. Accounting policies for the Newbury Street Partnership were similar to accounting policies followed by the Trust. Intercompany profit generated from interest income on loans we have provided to the partnership are eliminated in consolidation. All amounts contributed and advanced to Newbury Street Partnership are included in "Investment in real estate partnerships" in the consolidated balance sheet as of December 31, 2010 and our investment was $16.1 million at December 31, 2010. Due to the timing of receiving financial information from the general partner, our share of earnings was recorded one quarter in arrears. Our share of earnings in the consolidated statements of operations in 2011 and 2010 was income of less than $0.1 million and a loss of $0.4 million, respectively.

On May 26 2010, Newbury Street Partnership acquired the fee interest in two buildings, with 32,000 square feet of retail and office space, located on Newbury Street in Boston, Massachusetts for a purchase price of $17.5 million. We contributed $7.8 million towards the acquisition and provided an $8.8 million interest only loan secured by the buildings. On May 26, 2011, Newbury Street Partnership acquired the fee interest in a 6,700 square foot building located on Newbury Street for a purchase price of $6.2 million. We contributed approximately $2.8 million towards the acquisition and provided a $3.1 million interest-only loan secured by the building. The $11.8 million loans bore interest at LIBOR plus 400 basis points and were to mature on May 25, 2012, subject to a one-year extension option.

On October 31, 2011, our Newbury Street Partnership sold its entire portfolio of three buildings for $44.0 million. As part of the sale, we received $34.6 million of the net proceeds which included the repayment of our $11.8 million loans. Due to our earnings being recorded one quarter in arrears, we will recognize the gain on sale of $11.8 million in the first quarter 2012. The $11.8 million deferred gain is included in "other liabilities and deferred credits" on the balance sheet at December 31, 2011.

NOTE 7—ACQUIRED IN-PLACE LEASES

Acquired above market leases are included in prepaid expenses and other assets and had a balance of $21.4 million and $20.6 million and accumulated amortization of $11.9 million and $9.9 million at December 31, 2011 and 2010, respectively. Acquired below market leases are included in other liabilities and deferred credits and had a balance of $57.2 million and $53.9 million and accumulated amortization of $26.3 million and $23.5 million at December 31, 2011 and 2010, respectively. The value allocated to in-place leases is amortized over the related lease term and reflected as additional rental income for below market leases or a reduction of rental income for above market leases in the statement of operations. Rental income included amortization from acquired above market leases of $2.4 million, $2.0 million and $2.5 million in 2011, 2010 and 2009, respectively and amortization from acquired below market leases of $3.8 million, $3.6 million and $4.2 million in 2011, 2010 and 2009, respectively. The remaining weighted-average amortization period as of December 31, 2011, is 5.8 years and 11.1 years for above market leases and below market leases, respectively.

The amortization for acquired in-place leases during the next five years and thereafter, assuming no early lease terminations, is as follows:

	Above Market Leases	Below Market Leases
	(In thousands)	
Year ending December 31,		
2012	$ 1,841	$ 3,535
2013	1,350	3,128
2014	1,277	2,551
2015	1,204	2,381
2016	922	2,129
Thereafter	2,977	17,271
	$ 9,571	$ 30,995

NOTE 7—DEBT

The following is a summary of our total debt outstanding as of December 31, 2011 and 2010:

Description of Debt	Principal Balance as of December 31, 2011	Principal Balance as of December 31, 2010	Stated Interest Rate as of December 31, 2011	Stated Maturity Date
	(Dollars in thousands)			
Mortgages payable				
Federal Plaza	$ —	$ 31,901	6.75%	June 1, 2011
Tysons Station	—	5,713	7.40%	September 1, 2011
Courtyard Shops	7,045	7,289	6.87%	July 1, 2012
Bethesda Row	19,993	19,994	5.37%	January 1, 2013
Bethesda Row	4,016	4,163	5.05%	February 1, 2013
White Marsh Plaza	9,284	9,580	6.04%	April 1, 2013
Crow Canyon	19,951	20,395	5.40%	August 11, 2013
Idylwood Plaza	16,276	16,544	7.50%	June 5, 2014
Leesburg Plaza	28,320	28,786	7.50%	June 5, 2014
Loehmann's Plaza	36,621	37,224	7.50%	June 5, 2014
Pentagon Row	52,572	53,437	7.50%	June 5, 2014
Melville Mall	22,325	23,073	5.25%	September 1, 2014
THE AVENUE at White Marsh	56,603	57,803	5.46%	January 1, 2015
Barracks Road	38,995	39,850	7.95%	November 1, 2015
Hauppauge	14,700	15,022	7.95%	November 1, 2015
Lawrence Park	27,640	28,246	7.95%	November 1, 2015
Wildwood	24,295	24,827	7.95%	November 1, 2015
Wynnewood	28,168	28,785	7.95%	November 1, 2015
Brick Plaza	28,757	29,429	7.42%	November 1, 2015
Plaza El Segundo	175,000	—	6.33%	August 5, 2017
Rollingwood Apartments	23,236	23,567	5.54%	May 1, 2019
Shoppers' World	5,444	5,593	5.91%	January 31, 2021
Montrose Crossing	80,000	—	4.20%	January 10, 2022
Mount Vernon	10,554	10,937	5.66%	April 15, 2028
Chelsea	7,628	7,795	5.36%	January 15, 2031
Subtotal	737,423	529,953		
Net unamortized premium (discount)	10,100	(452)		
Total mortgages payable	747,523	529,501		
Notes payable				
Various	10,759	11,481	3.27%	Various through 2013
Revolving credit facility	—	77,000	LIBOR + 0.425%	July 27, 2011
Revolving credit facility	—	—	LIBOR + 1.15%	July 6, 2015
Escondido (municipal bonds)	9,400	9,400	0.14%	October 1, 2016
Term loan	275,000	—	LIBOR + 1.45%	November 21, 2018
Total notes payable	295,159	97,881		
Senior notes and debentures				
4.50% notes	—	75,000	4.50%	February 15, 2011
6.00% notes	175,000	175,000	6.00%	July 15, 2012
5.40% notes	135,000	135,000	5.40%	December 1, 2013
5.95% notes	150,000	150,000	5.95%	August 15, 2014
5.65% notes	125,000	125,000	5.65%	June 1, 2016
6.20% notes	200,000	200,000	6.20%	January 15, 2017
5.90% notes	150,000	150,000	5.90%	April 1, 2020
7.48% debentures	29,200	29,200	7.48%	August 15, 2026
6.82% medium term notes	40,000	40,000	6.82%	August 1, 2027
Subtotal	1,004,200	1,079,200		
Net unamortized premium	435	627		
Total senior notes and debentures	1,004,635	1,079,827		
Capital lease obligations				
Various	63,093	59,940	Various	Various through 2106
Total debt and capital lease obligations	**$ 2,110,410**	**$ 1,767,149**		

In connection with the acquisition of Tower Shops on January 19, 2011, we assumed a mortgage loan with a face amount of $41.0 million and a fair value of approximately $42.9 million. The mortgage loan bore interest at 6.52%, had a scheduled maturity of July 1, 2015 and was contractually pre-payable after June 2011 with a 3% prepayment premium. On March 24, 2011, the lender unexpectedly allowed us to repay the $41.0 million mortgage loan prior to the permitted prepayment date including the 3% prepayment premium of $1.2 million. The $0.3 million of income from early extinguishment of debt in 2011, relates to the early payoff of this loan and includes the write-off of the unamortized debt premium of $1.7 million net of the 3% prepayment premium and unamortized debt fees.

On February 15, 2011, we repaid our $75.0 million 4.50% senior notes on the maturity date. On April 29, 2011, we repaid the $31.7 million mortgage loan on Federal Plaza which had an original maturity date of June 1, 2011. On June 1, 2011, we repaid the $5.6 million mortgage loan on Tysons Station which had an original maturity date of September 1, 2011.

On July 7, 2011, we replaced our existing $300.0 million revolving credit facility with a new $400.0 million unsecured revolving credit facility. This new revolving credit facility matures on July 6, 2015, subject to a one-year extension at our option, and bears interest at LIBOR plus 115 basis points. The spread over LIBOR is subject to adjustment based on our credit rating.

On November 22, 2011, we entered into a $275.0 million unsecured term loan which bears interest at LIBOR plus 145 basis points. The spread over LIBOR is subject to adjustment based on our credit rating. The loan matures on November 21, 2018 and is prepayable without penalty after three years. We entered into two interest rate swap agreements to fix the variable rate portion of our $275.0 million term loan at 1.72% from December 1, 2011 through November 1, 2018. The swap agreements effectively fixed the rate on the term loan at 3.17%. Both swaps were designated and qualified as cash flow hedges and were recorded at fair value. See Note 8 for further discussion on fair value measurements of our derivative instruments.

In connection with the acquisition of Montrose Crossing on December 27, 2011, our joint venture that owns the property entered into an $80.0 million mortgage loan that bears interest at 4.20% and matures on January 10, 2022. As Montrose Crossing is a consolidated property, 100% of the mortgage loan is included in our consolidated balance sheet.

In connection with the acquisition of Plaza El Segundo on December 30, 2011, we assumed our pro-rata share of an existing mortgage loan with a face amount of $175.0 million and a fair value of approximately $185.6 million. As Plaza El Segundo is a consolidated property, 100% of the mortgage loan is included in our consolidated balance sheet. The mortgage loan requires monthly interest only payments through maturity, bears interest at a weighted average rate of 6.33% and matures on August 5, 2017.

During 2011, 2010 and 2009, the maximum amount of borrowings outstanding under our revolving credit facility was $265.0 million, $82.0 million and $172.5 million, respectively. The weighted average amount of borrowings outstanding was $163.5 million, $23.4 million and $47.7 million, respectively, and the weighted average interest rate, before amortization of debt fees, was 1.0%, 0.7% and 1.4%, respectively. At December 31, 2011, our $400.0 million revolving credit facility had no amounts outstanding and requires an annual facility fee of $0.8 million. At December 31, 2010, our $300.0 million revolving credit facility had a weighted average interest rate, before amortization of debt fees, of 0.7% and required an annual facility fee of $0.5 million.

Our revolving credit facility and certain notes require us to comply with various financial covenants, including the maintenance of minimum shareholders' equity and debt coverage ratios and a maximum ratio of debt to net worth. As of December 31, 2011, we were in compliance with all loan covenants.

Scheduled principal payments on mortgages payable, notes payable, senior notes and debentures as of December 31, 2011 are as follows:

	Mortgages Payable		Notes Payable		Senior Notes and Debentures	Total Principal	
			(In thousands)				
Year ending December 31,							
2012	$ 18,444		$ 10,729		$ 175,000	$ 204,173	
2013	73,521	(2)	30		135,000	208,551	
2014	157,838		—		150,000	307,838	
2015	204,936		—	(1)	—	204,936	
2016	2,521		9,400		125,000	136,921	
Thereafter	280,163		275,000		419,200	974,363	
	$ 737,423		$ 295,159		$ 1,004,200	$ 2,036,782	(3)

(1) Our $400.0 million revolving credit facility matures on July 6, 2015, subject to a one-year extension at our option. As of December 31, 2011, there was $0 drawn under this credit facility.
(2) Includes the repayment of the outstanding mortgage payable balance on Mount Vernon. The lender has the option to call the loan on April 15, 2013 or any time thereafter.
(3) The total debt maturities differ from the total reported on the consolidated balance sheet due to the unamortized discount or premium on certain senior notes, debentures and mortgages payable.

Future minimum lease payments and their present value for property under capital leases as of December 31, 2011, are as follows:

	(In thousands)
Year ending December 31,	
2012	$ 5,784
2013	5,787
2014	5,788
2015	5,787
2016	5,788
Thereafter	146,207
	175,141
Less amount representing interest	(112,048)
Present value	$ 63,093

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS

A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability in an orderly transaction. The hierarchy for inputs used in measuring fair value are as follows:

1. Level 1 Inputs—quoted prices in active markets for identical assets or liabilities
2. Level 2 Inputs—observable inputs other than quoted prices in active markets for identical assets and liabilities
3. Level 3 Inputs—prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Except as disclosed below, the carrying amount of our financial instruments approximates their fair value. The fair value of our mortgages payable, notes payable and senior notes and debentures is sensitive to fluctuations in interest rates. Quoted market prices (Level 1) were used to estimate the fair value of our marketable senior notes and debentures and discounted cash flow analysis (Level 2) is generally used to estimate the fair value of our mortgages and notes payable. Considerable judgment is necessary to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. A summary of the carrying amount and fair value of our mortgages payable, notes payable and senior notes and debentures is as follows:

	December 31, 2011		December 31, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)			
Mortgages and notes payable	$ 1,042,682	$ 1,099,273	$ 627,382	$ 685,552
Senior notes and debentures	$ 1,004,635	$ 1,085,309	$ 1,079,827	$ 1,168,679

As of December 31, 2011, we have two interest rate swap agreements with a notional amount of $275.0 million that are measured at fair value on a recurring basis. The fair values of the interest rate swap agreements are based on the estimated amounts we would receive or pay to terminate the contracts at the reporting date and are determined using interest rate pricing models and observable inputs. The fair value of our swaps at December 31, 2011 was a liability of $3.9 million and is included in "accounts payable and accrued expenses" on our consolidated balance sheet. The change in valuation on our interest rate swaps was $3.9 million for the year ended December 31, 2011 and is included in "accumulated other comprehensive loss". A summary of our financial liabilities that are measured at fair value on a recurring basis, by level within the fair value hierarchy is as follows:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Interest rate swaps	$ —	$ 3,940	$ —	$ 3,940

NOTE 9—COMMITMENTS AND CONTINGENCIES

We are sometimes involved in lawsuits, warranty claims, and environmental matters arising in the ordinary course of business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters.

We are currently a party to various legal proceedings. We accrue a liability for litigation if an unfavorable outcome is probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, we accrue the best estimate within the range; however, if no amount within the range is a better estimate than any other amount, the minimum within the range is accrued. Legal fees related to litigation are expensed as incurred. Other than as described below, we do not believe that the ultimate outcome of these matters, either individually or in the aggregate, could have a material adverse effect on our financial position or overall trends in results of operations; however, litigation is subject to inherent uncertainties. Also under our leases, tenants are typically obligated to indemnify us from and against all liabilities, costs and expenses imposed upon or asserted against us (1) as owner of the properties due to certain matters relating to the operation of the properties by the tenant, and (2) where appropriate, due to certain matters relating to the ownership of the properties prior to their acquisition by us.

In May 2003, a breach of contract action was filed against us in the United States District Court for the Northern District of California, San Jose Division, alleging that a one page document entitled “Final Proposal” constituted a ground lease of a parcel of property located adjacent to our Santana Row property and gave the plaintiff the option to require that we acquire the property at a price determined in accordance with a formula included in the “Final Proposal.” The “Final Proposal” explicitly stated that it was subject to approval of the terms and conditions of a formal agreement. A trial as to liability only was held in June 2006 and a jury rendered a verdict against us.

A trial on the issue of damages was held in April 2008 and the court issued a tentative ruling in April 2009 awarding damages to the plaintiff of approximately $14.4 million plus interest. Accordingly, considering all the information available to us when we filed our March 31, 2009 Form 10-Q, our best estimate of damages, interest, and other costs was $21.4 million resulting in an increase in our accrual for this matter of $20.6 million. In June 2009, the court issued a final judgment awarding damages of $15.9 million (including interest) plus costs of suit and in July 2009, we and the plaintiff both filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. In December 2009, the plaintiff filed an “appellee’s principal and response brief” providing additional information regarding the issues the plaintiff is appealing. Given the additional information regarding the appeal, we lowered our accrual to $16.4 million in the fourth quarter 2009, which reflected our best estimate of the litigation liability. Oral arguments on the appeal were heard in December 2010. A final ruling on the appeal was issued in February 2011 which rejected both appeals and consequently, affirmed the final judgment against us. Therefore, in December 2010, we adjusted our accrual to $16.2 million which reflects the amount we paid in first quarter 2011.

The net change in our accrual in 2010 and 2009 is included in "litigation provision" in our consolidated statements of operations. The litigation accrual of $16.2 million at December 31, 2010 is included in the "accounts payable and accrued expenses" line item in our consolidated balance sheet. During 2010 and 2009, we incurred additional legal and other costs related to this lawsuit and appeal process which are also included in the "litigation provision" line item in the consolidated statements of operations.

We reserve for estimated losses, if any, associated with warranties given to a buyer at the time real estate is sold or other potential liabilities relating to that sale, taking any insurance policies into account. These warranties may extend up to ten years and require significant judgment. If changes in facts and circumstances indicate that warranty reserves are understated, we will accrue additional reserves at such time a liability has been incurred and the costs can be reasonably estimated. Warranty reserves are released once the legal liability period has expired or all related work has been substantially completed. Any increases to our estimated warranty losses would usually result in a decrease in net income.

In 2005 and 2006, warranty reserves for condominium units sold at Santana Row were established to cover potential costs for materials, labor and other items associated with warranty-type claims that may arise within the ten-year statutorily mandated latent construction defect warranty period. In 2006 and 2007, we increased our warranty reserves related to defective work done by third party contractors while upgrades were made to certain units being prepared for sale. Due to the inherent uncertainty related to the recovery from insurance or the contractors, these amounts did not reflect any potential recoveries from insurance or the contractors responsible for the defective work. In 2009, we entered into a settlement agreement with the insurance provider and recovered approximately $0.9 million. In 2010, we reached a settlement with the contractors responsible for performing the defective work for approximately $1.0 million. The settlements are included in "Discontinued operations—gain on sale of real estate" in 2009 and 2010.

We are self-insured for general liability costs up to predetermined retained amounts per claim, and we believe that we maintain adequate accruals to cover our retained liability. We currently do not maintain third party stop-loss insurance policies to cover liability costs in excess of predetermined retained amounts. Our accrual for self-insurance liability is determined by management and is based on claims filed and an estimate of claims incurred but not yet reported. Management considers a number of factors, including third-party actuarial analysis and future increases in costs of claims, when making these determinations. If our liability costs exceed these accruals, it will reduce our net income.

At December 31, 2011 and 2010, our reserves for warranties and general liability costs were $7.1 million and $7.2 million, respectively, and are included in "accounts payable and accrued expenses" in our consolidated balance sheets. Any potential losses which exceed our estimates would result in a decrease in our net income. During 2011 and 2010, we made payments from these reserves of $0.9 million and $1.3 million, respectively. Although we consider the reserve to be adequate, there can be no assurance that the reserve will prove to be adequate over-time to cover losses due to the difference between the assumptions used to estimate the reserve and actual losses.

At December 31, 2011, we had letters of credit outstanding of approximately $15.9 million which are collateral for existing indebtedness and other obligations of the Trust.

As of December 31, 2011 in connection with capital improvement, development, and redevelopment projects, the Trust has contractual obligations of approximately $44.5 million.

We are obligated under ground lease agreements on several shopping centers requiring minimum annual payments as follows, as of December 31, 2011:

	(In thousands)
Year ending December 31,	
2012	$ 1,612
2013	1,620
2014	1,609
2015	1,559
2016	1,504
Thereafter	51,843
	$ 59,747

A master lease for Mercer Mall includes a fixed purchase price option for $55 million in 2023. If we fail to exercise our purchase option, the owner of Mercer Mall has a put option which would require us to purchase Mercer Mall for $60 million in 2025.

Under the terms of the Congressional Plaza partnership agreement, from and after January 1, 1986, an unaffiliated third party has the right to require us and the other minority partner to purchase its 29.47% interest in Congressional Plaza at the interest's then-current fair market value. If the other minority partner defaults in their obligation, we must purchase the full interest. Based on management's current estimate of fair market value as of December 31, 2011, our estimated maximum liability upon exercise of the put option would range from approximately $54 million to $64 million.

Under the terms of a partnership which owns a project in southern California, if certain leasing and revenue levels are obtained for the property owned by the partnership, the other partner may require us to purchase their 10% partnership interest at a formula price based upon property operating income. The purchase price for the partnership interest will be paid using our common shares or, subject to certain conditions, cash. If the other partner does not redeem their interest, we may choose to purchase the partnership interest upon the same terms.

A master lease for Melville Mall includes a fixed purchase price option in 2021 for $5 million and the assumption of the owner's debt which is $22.3 million at December 31, 2011. If we fail to exercise our purchase option, the owner of Melville Mall has a put option which would require us to purchase Melville Mall in 2023 for $5 million and the assumption of the owner's mortgage debt.

Effective December 27, 2013, the other member in Montrose Crossing has the right to require us to purchase all of its 10.1% interest in Montrose Crossing at the interest's then-current fair market value. If the other member fails to exercise its put option, we have the right to purchase its interest on or after December 27, 2021 at fair market value.

Effective December 30, 2013, two of the members have the right to require us to purchase their 10.0% and 11.8% ownership interests in Plaza El Segundo at the interests' then-current fair market value. If the members fail to exercise their put options, we have the right to purchase each of their interests on or after December 30, 2026 at fair market value. Also, between January 1, 2017 and February 1, 2017, we have an option to purchase the preferred interest of another member in Plaza El Segundo. The purchase price will be the lesser of fair value or the $4.9 million stated value of the preferred interest plus any accrued and unpaid preferred returns.

Under the terms of certain partnership agreements, the partners have the right to exchange their operating partnership units for cash or the same number of our common shares, at our option. A total of 360,314 operating partnership units are outstanding which have a total fair value of $32.7 million, based on our closing stock price on December 31, 2011.

NOTE 10—SHAREHOLDERS' EQUITY

We have a Dividend Reinvestment Plan (the "Plan"), whereby shareholders may use their dividends and optional cash payments to purchase shares. In 2011, 2010 and 2009, 28,823 shares, 34,401 shares and 50,888 shares, respectively, were issued under the Plan.

As of December 31, 2011, 2010, and 2009, we had 399,896 shares of 5.417% Series 1 Cumulative Convertible Preferred Shares ("Series 1 Preferred Shares") outstanding that have a liquidation preference of $25 per share and par value $0.01 per share. The Series 1 Preferred Shares accrue dividends at a rate of 5.417% per year and are convertible at any time by the holders to our common shares at a conversion rate of $104.69 per share. The Series 1 Preferred Shares are also convertible under certain circumstances at our election. The holders of the Series 1 Preferred Shares have no voting rights.

On February 24, 2011, we entered into an at the market ("ATM") equity program in which we may from time to time offer and sell common shares having an aggregate offering price of up to $300.0 million. We intend to use the net proceeds to fund potential acquisition opportunities, fund our development and redevelopment pipeline, repay amounts outstanding under our revolving credit facility and/or for general corporate purposes. For the year ended December 31, 2011, we issued 1,662,038 common shares at a weighted average price per share of $85.26 for net cash proceeds of $139.3 million and paid $2.1 million in commissions related to the sales of these common shares.

On August 14, 2009, we issued 2.0 million common shares at $57.50 per share, for cash proceeds of approximately $110.0 million net of expenses of the offering.

NOTE 11—DIVIDENDS

The following table provides a summary of dividends declared and paid per share:

	Year Ended December 31,					
	2011		2010		2009	
	Declared	Paid	Declared	Paid	Declared	Paid
Common shares	$ 2.720	$ 2.700	$ 2.660	$ 2.650	$ 2.620	$ 2.610
5.417% Series 1 Cumulative Convertible Preferred shares	$ 1.354	$ 1.354	$ 1.354	$ 1.354	$ 1.354	$ 1.354

A summary of the income tax status of dividends per share paid is as follows:

	Year Ended December 31,		
	2011	2010	2009
Common shares			
Ordinary dividend	$ 2.349	$ 2.519	$ 2.377
Ordinary dividend eligible for 15% rate	0.027	0.025	0.024
Return of capital	0.162	0.106	0.183
Capital gain	0.162	—	0.026
	$ 2.700	$ 2.650	$ 2.610
5.417% Series 1 Cumulative Convertible Preferred shares			
Ordinary dividend	1.246	1.341	1.246
Ordinary dividend eligible for 15% rate	0.013	0.013	0.095
Capital gain	0.095	—	0.013
	$ 1.354	$ 1.354	$ 1.354

On November 2, 2011, the Trustees declared a quarterly cash dividend of $0.69 per common share, payable January 17, 2012 to common shareholders of record on January 3, 2012.

NOTE 12—OPERATING LEASES

At December 31, 2011, our 87 predominantly retail shopping center and mixed-use properties are located in 13 states and the District of Columbia. There are approximately 2,500 leases with tenants providing a wide range of retail products and services. These tenants range from sole proprietorships to national retailers; no one tenant or corporate group of tenants accounts for more than 2.5% of annualized base rent.

Our leases with commercial property and residential tenants are classified as operating leases. Commercial property leases generally range from three to ten years (certain leases with anchor tenants may be longer), and in addition to minimum rents, may provide for percentage rents based on the tenant's level of sales achieved and cost recoveries for the tenant's share of certain operating costs. Leases on apartments are generally for a period of one year or less.

As of December 31, 2011, minimum future commercial property rentals from noncancelable operating leases, before any reserve for uncollectible amounts and assuming no early lease terminations, at our operating properties are as follows:

	(In thousands)
Year ending December 31,	
2012	$ 407,213
2013	369,253
2014	321,418
2015	277,155
2016	231,792
Thereafter	1,203,313
	$ 2,810,144

NOTE 13—COMPONENTS OF RENTAL INCOME AND EXPENSE

The principal components of rental income are as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Minimum rents			
Retail and commercial	$ 392,657	$ 378,836	$ 372,148
Residential (1)	23,101	21,583	21,093
Cost reimbursement	106,347	107,008	103,498
Percentage rent	7,576	6,358	6,492
Other	9,020	8,866	7,546
Total rental income	$ 538,701	$ 522,651	$ 510,777

(1) Residential minimum rents consist of the rental amounts for residential units at Rollingwood Apartments, The Crest at Congressional Plaza Apartments, Santana Row and Bethesda Row.

Minimum rents include the following:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Straight-line rents	$ 5.7	$ 4.6	$ 5.4
Net amortization of above and below market leases	$ 1.4	$ 1.6	$ 1.7

The principal components of rental expenses are as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Repairs and maintenance	$ 41,977	$ 42,278	$ 40,874
Utilities	18,823	18,545	17,926
Management fees and costs	14,989	14,641	14,342
Payroll	8,080	7,909	7,770
Bad debt expense	2,649	6,396	6,488
Ground rent	2,047	3,049	4,458
Insurance	5,282	5,054	4,865
Marketing	6,868	4,789	4,843
Other operating	8,834	7,858	6,778
Total rental expenses	$ 109,549	$ 110,519	$ 108,344

NOTE 14—DISCONTINUED OPERATIONS

Results of properties disposed or held for disposal which meet certain requirements, constitute discontinued operations and as such, the operations of these properties are classified as discontinued operations for all periods presented. A summary of the financial information for the discontinued operations is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Revenue from discontinued operations	$ 2.3	$ 3.5	$ 2.7
Income from discontinued operations	$ 1.0	$ 1.0	$ 1.2

NOTE 15—SHARE-BASED COMPENSATION PLANS

A summary of share-based compensation expense included in net income is as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Share-based compensation incurred			
Grants of common shares	$ 7,308	$ 5,232	$ 5,718
Grants of options	939	1,255	1,421
	8,247	6,487	7,139
Capitalized share-based compensation	(663)	(745)	(945)
Share-based compensation expense	$ 7,584	$ 5,742	$ 6,194

As of December 31, 2011, we have grants outstanding under three share-based compensation plans. In May 2010, our shareholders approved the 2010 Performance Incentive Plan, as amended ("the 2010 Plan"), which authorized the grant of share options, common shares and other share-based awards for up to 2,450,000 common shares of beneficial interest. Our 2001 Long Term Incentive Plan (the "2001 Plan"), which expired in May 2010, authorized the grant of share options, common shares and other share-based awards of 3,250,000 common shares of beneficial interest. Our 1993 Long Term Incentive Plan (the "1993 Plan"), which expired in May 2003, authorized the grant of share options, common shares and other share-based awards for up to 5,500,000 common shares of beneficial interest.

Option awards under all three plans are required to have an exercise price at least equal to the closing trading price of our common shares on the date of grant. Options and restricted share awards under these plans generally vest over three to six years and option awards typically have a ten-year contractual term. We pay dividends on unvested shares. Certain options and share awards provide for accelerated vesting if there is a change in control. Additionally, the vesting on certain option and share awards can accelerate in part or in full upon retirement based on the age of the retiree or upon termination without cause.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model. Expected volatilities, term, dividend yields, employee exercises and estimated forfeitures are primarily based on historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of each share award is determined based on the closing trading price of our common shares on the grant date. No options were granted in 2011.

The following table provides a summary of the weighted-average assumption used to value options in 2010 and 2009:

	Year Ended December 31,	
	2010	2009
Volatility	30.0%	28.6%
Expected dividend yield	4.0%	3.6%
Expected term (in years)	4.3	4.9
Risk free interest rate	1.9%	1.6%

The following table provides a summary of option activity for 2011:

	Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(In years)	(In thousands)
Outstanding at December 31, 2010	757,424	$ 62.09		
Granted	—	—		
Exercised	(237,271)	64.02		
Forfeited or expired	(2,500)	88.60		
Outstanding at December 31, 2011	517,653	$ 61.08	5.9	$ 15,423
Exercisable at December 31, 2011	286,054	$ 64.49	5.2	$ 7,562

The weighted-average grant-date fair value of options granted during 2010 and 2009 was $11.77 per share and $7.62 per share, respectively. The total cash received from options exercised during 2011, 2010 and 2009 was $15.2 million, $4.2 million and $2.9 million, respectively. The total intrinsic value of options exercised during the year ended December 31, 2011, 2010 and 2009 was $5.6 million, $4.2 million and $4.6 million, respectively.

The following table provides a summary of restricted share activity for 2011:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2010	270,793	$ 68.07
Granted	103,383	81.94
Vested	(77,364)	68.51
Forfeited	(13,975)	48.30
Unvested at December 31, 2011	282,837	$ 74.00

The weighted-average grant-date fair value of stock awarded in 2011, 2010 and 2009 was $81.94, $73.51 and $45.77, respectively. The total vesting-date fair value of shares vested during the year ended December 31, 2011, 2010 and 2009 was $6.3 million, $4.3 million and $4.6 million, respectively.

As of December 31, 2011, there was $13.8 million of total unrecognized compensation cost related to unvested share-based compensation arrangements (i.e. options and unvested shares) granted under our plans. This cost is expected to be recognized over the next 5.1 years with a weighted-average period of 2.8 years.

Subsequent to December 31, 2011, common shares were awarded under various compensation plans as follows:

Date	Award		Vesting Term	Beneficiary
February 9, 2012	112,043	Restricted shares	3 to 5 years	Officers and key employees
January 3, 2012	6,613	Shares	Immediate	Trustees

NOTE 16—SAVINGS AND RETIREMENT PLANS

We have a savings and retirement plan in accordance with the provisions of Section 401(k) of the Code. Generally, employees can elect, at their discretion, to contribute a portion of their compensation up to a maximum of $16,500 for 2011, 2010 and 2009. Under the plan, we contribute 50% of each employee's elective deferrals up to 5% of eligible earnings. In addition, we may make discretionary contributions within the limits of deductibility set forth by the Code. Our full-time employees are immediately eligible to become plan participants. Employees are eligible to receive matching contributions immediately on their participation; however, these matching payments will not vest until their first anniversary of employment. Our expense for the years ended December 31, 2011, 2010 and 2009 was approximately $365,000, $596,000 and $282,000, respectively.

A non-qualified deferred compensation plan for our officers and certain other employees was established in 1994 that allows the participants to defer a portion of their income. As of December 31, 2011 and 2010, we are liable to participants for approximately $5.9 million and $5.7 million, respectively, under this plan. Although this is an unfunded plan, we have purchased certain investments to match this obligation. Our obligation under this plan and the related investments are both included in the accompanying financial statements.

NOTE 17—EARNINGS PER SHARE

We have calculated earnings per share ("EPS") under the two-class method. The two-class method is an earnings allocation methodology whereby EPS for each class of common stock and participating securities is calculated according to dividends declared and participation rights in undistributed earnings. For 2011, 2010 and 2009, we had 0.3 million, 0.2 million and 0.2 million weighted average unvested shares outstanding, respectively, which are considered participating securities. Therefore, we have allocated our earnings for basic and diluted EPS between common shares and unvested shares; the portion of earnings allocated to the unvested shares is reflected as "earnings allocated to unvested shares" in the reconciliation below.

In the dilutive EPS calculation, dilutive stock options were calculated using the treasury stock method consistent with prior periods. Approximately 0.1 million, 0.2 million and 0.6 million stock options have been excluded in 2011, 2010 and 2009, respectively, as they were anti-dilutive. The conversions of downREIT operating partnership units and 5.417% Series 1 Cumulative Convertible Preferred Shares are anti-dilutive for all periods presented and accordingly, have been excluded from the weighted average common shares used to compute diluted EPS.

	Year Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
NUMERATOR			
Income from continuing operations	$ 131,554	$ 125,851	$ 101,325
Less: Preferred share dividends	(541)	(541)	(541)
Less: Income from continuing operations attributable to noncontrolling interests	(5,475)	(5,247)	(5,568)
Less: Earnings allocated to unvested shares	(705)	(572)	(510)
Income from continuing operations available for common shareholders	124,833	119,491	94,706
Results from discontinued operations attributable to the Trust	17,838	1,776	2,547
Gain on sale of real estate	—	410	—
Net income available for common shareholders, basic and diluted	$ 142,671	$ 121,677	$ 97,253
DENOMINATOR			
Weighted average common shares outstanding—basic	62,438	61,182	59,704
Effect of dilutive securities:			
Stock options	165	142	126
Weighted average common shares outstanding—diluted	62,603	61,324	59,830
EARNINGS PER COMMON SHARE, BASIC			
Continuing operations	$ 2.00	$ 1.95	$ 1.59
Discontinued operations	0.29	0.03	0.04
Gain on sale of real estate	—	0.01	—
	$ 2.29	$ 1.99	$ 1.63
EARNINGS PER COMMON SHARE, DILUTED			
Continuing operations	$ 1.99	$ 1.94	$ 1.59
Discontinued operations	0.29	0.03	0.04
Gain on sale of real estate	—	0.01	—
	$ 2.28	$ 1.98	$ 1.63
Income from continuing operations attributable to the Trust	$ 126,079	$ 120,604	$ 95,757

NOTE 18—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2011				
Revenue(1)	$ 137,650	$ 136,279	$ 137,664	$ 141,466
Operating Income	$ 56,373	$ 57,334	$ 56,757	$ 57,233
Net income(2)	$ 32,384	$ 36,471	$ 48,302	$ 32,455
Net income attributable to the Trust(2)	$ 31,186	$ 34,757	$ 47,053	$ 30,921
Net income available for common shareholders(2)	$ 31,051	$ 34,622	$ 46,917	$ 30,786
Earnings per common share—basic(2)	$ 0.50	$ 0.55	$ 0.74	$ 0.48
Earnings per common share—diluted(2)	$ 0.50	$ 0.55	$ 0.74	$ 0.48

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2010				
Revenue(1)	$ 137,801	$ 133,216	$ 133,446	$ 137,334
Operating Income	$ 58,718	$ 55,841	$ 55,897	$ 58,762
Net income	$ 30,554	$ 32,368	$ 31,010	$ 34,305
Net income attributable to the Trust	$ 29,220	$ 31,114	$ 29,640	$ 32,816
Net income available for common shareholders	$ 29,085	$ 30,979	$ 29,504	$ 32,681
Earnings per common share—basic	$ 0.47	$ 0.50	$ 0.48	$ 0.53
Earnings per common share—diluted	$ 0.47	$ 0.50	$ 0.48	$ 0.53

(1) Revenue has been reduced to reflect the results of discontinued operations. Revenue from discontinued operations, by quarter, is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)			
2011 revenue from discontinued operations	$ 978	$ 1,048	$ 163	$ 93
2010 revenue from discontinued operations	$ 669	$ 619	$ 618	$ 1,627

(2) Third quarter 2011 amounts include a $14.8 million gain on sale of our Feasterville Shopping Center as further discussed in Note 3.

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions		Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
150 POST STREET (California)	CA	$ —	$ 11,685	$ 9,181	$ 16,992	$ 11,685	$ 26,173	$ 37,858	$ 13,762	1908	10/23/1997	35 years
ANDORRA (Pennsylvania)	PA	—	2,432	12,346	9,916	2,432	22,262	24,694	14,411	1953	1/12/1988	35 years
ASSEMBLY SQUARE MARKETPLACE/ ASSEMBLY ROW (Massachusetts)	MA	—	75,406	34,196	121,227	75,406	155,423	230,829	13,184	2005-2011	2005-2011	35 years
THE AVENUE AT WHITE MARSH (Maryland)	MD	56,629	20,682	72,432	2,954	20,682	75,386	96,068	13,311	1997	3/8/2007	35 years
BALA CYNWYD (Pennsylvania)	PA	—	3,565	14,466	20,231	3,566	34,696	38,262	12,624	1955	9/22/1993	35 years
BARRACKS ROAD (Virginia)	VA	38,995	4,363	16,459	33,223	4,363	49,682	54,045	31,819	1958	12/31/1985	35 years
BETHESDA ROW (Maryland)	MD	23,995	36,971	35,406	141,873	44,880	169,370	214,250	37,167	1945-2008	12/31/93, 1/20/06, 9/25/08, 9/30/08, & 12/27/10	35 - 50 years
BRICK PLAZA (New Jersey)	NJ	28,757	—	24,715	35,959	3,931	56,743	60,674	37,698	1958	12/28/1989	35 years
BRISTOL (Connecticut)	CT	—	3,856	15,959	8,274	3,856	24,233	28,089	11,626	1959	9/22/1995	35 years
CHELSEA COMMONS (Massachusetts)	MA	7,292	9,417	19,466	1,418	9,396	20,905	30,301	2,978	1962/1969/ 2008	08/25/06, 1/30/07, & 7/16/08	35 years
COLORADO BLVD (California)	CA	—	5,262	4,071	7,664	5,262	11,735	16,997	7,110	1905/1915/ 1980	12/31/96 & 8/14/98	35 years
CONGRESSIONAL PLAZA (Maryland)	MD	—	2,793	7,424	63,505	1,020	72,702	73,722	41,991	1965/2003	4/1/1965	35 years
COURTHOUSE CENTER (Maryland)	MD	—	1,750	1,869	920	1,750	2,789	4,539	1,232	1975	12/17/1997	35 years
COURTYARD SHOPS (Florida)	FL	7,078	16,862	21,851	1,394	16,894	23,213	40,107	2,793	1990	9/4/2008	35 years
CROSSROADS (Illinois)	IL	—	4,635	11,611	14,633	4,635	26,244	30,879	10,947	1959	7/19/1993	35 years
CROW CANYON COMMONS (California)	CA	19,951	8,638	54,575	6,581	12,664	57,130	69,794	10,326	Late 1970's/2006	12/29/05 & 02/28/07	35 years
DEDHAM PLAZA (Massachusetts)	MA	—	12,287	12,918	8,095	12,287	21,013	33,300	10,692	1959	12/31/1993	35 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions		Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
DEL MAR VILLAGE (Florida)	FL	—	14,218	39,559	1,443	14,180	41,040	55,220	4,984	1982/1984	5/30/08 & 7/11/08	35 years
EASTGATE (North Carolina)	NC	—	1,608	5,775	19,134	1,608	24,909	26,517	14,555	1963	12/18/1986	35 years
ELLISBURG CIRCLE (New Jersey)	NJ	—	4,028	11,309	14,691	4,013	26,015	30,028	15,921	1959	10/16/1992	35 years
ESCONDIDO PROMENADE (California)	CA	—	19,117	15,829	9,525	19,117	25,354	44,471	8,034	1987	12/31/96 & 11/10/10	35 years
FALLS PLAZA (Virginia)	VA	—	1,798	1,270	9,370	1,819	10,619	12,438	6,711	1960/1962	09/30/67 & 10/05/72	25 years
FEDERAL PLAZA (Maryland)	MD	—	10,216	17,895	35,067	10,216	52,962	63,178	32,216	1970	6/29/1989	35 years
FIFTH AVENUE (California)	CA	—	2,149	584	3,323	2,149	3,907	6,056	1,958	1888-1995	1996	35 years
FINLEY SQUARE (Illinois)	IL	—	9,252	9,544	13,680	9,252	23,224	32,476	13,958	1974	4/27/1995	35 years
FLOURTOWN (Pennsylvania)	PA	—	1,345	3,943	10,641	1,470	14,459	15,929	7,439	1957	4/25/1980	35 years
FOREST HILLS (New York)	NY	—	2,885	2,885	2,441	3,031	5,180	8,211	2,325	1937 - 1987	12/16/1997	35 years
FRESH MEADOWS (New York)	NY	—	24,625	25,255	25,655	24,629	50,906	75,535	22,950	1946-1949	12/5/1997	35 years
FRIENDSHIP CTR (District of Columbia)	DC	—	12,696	20,803	1,811	12,696	22,614	35,310	6,298	1998	9/21/2001	35 years
GAITHERSBURG SQUARE (Maryland)	MD	—	7,701	5,271	12,174	5,973	19,173	25,146	13,487	1966	4/22/1993	35 years
GARDEN MARKET (Illinois)	IL	—	2,677	4,829	4,786	2,677	9,615	12,292	5,113	1958	7/28/1994	35 years
GOVERNOR PLAZA (Maryland)	MD	—	2,068	4,905	19,065	2,068	23,970	26,038	13,546	1963	10/1/1985	35 years
GRATIOT PLAZA (Michigan)	MI	—	525	1,601	16,876	525	18,477	19,002	12,772	1964	3/29/1973	25 3/4 years
GREENWICH AVENUE (Connecticut)	CT	—	7,484	5,445	1,040	7,484	6,485	13,969	3,007	1900-1993	1995	35 years
HAUPPAUGE (New York)	NY	14,700	8,791	15,262	3,942	8,791	19,204	27,995	7,704	1963	8/6/1998	35 years
HERMOSA AVE. (California)	CA	—	1,116	280	4,082	1,368	4,110	5,478	1,875	1922	9/17/1997	35 years
HOLLYWOOD BLVD. (California)	CA	—	8,300	16,920	14,042	8,300	30,962	39,262	7,087	1929/1991	3/22/99 & 6/18/99	35 years
HOUSTON STREET (Texas)	TX	—	14,680	1,976	48,751	14,778	50,629	65,407	22,647	var	1998	35 years
HUNTINGTON (New York)	NY	—	—	16,008	22,814	11,713	27,109	38,822	8,905	1962	12/12/88 & 10/26/07	35 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions		Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
HUNTINGTON SQUARE (New York)	NY	—	—	10,075	363	—	10,438	10,438	481	1980/2004-2007	8/16/2010	35 years
IDYLWOOD PLAZA (Virginia)	VA	16,276	4,308	10,026	2,049	4,308	12,075	16,383	6,049	1991	4/15/1994	35 years
KINGS COURT (California)	CA	—	—	10,714	888	—	11,602	11,602	6,187	1960	8/24/1998	26 years
LANCASTER (Pennsylvania)	PA	4,907	—	2,103	10,725	75	12,753	12,828	6,360	1958	4/24/1980	22 years
LANGHORNE SQUARE (Pennsylvania)	PA	—	720	2,974	16,572	720	19,546	20,266	11,214	1966	1/31/1985	35 years
LAUREL (Maryland)	MD	—	7,458	22,525	19,055	7,576	41,462	49,038	29,700	1956	8/15/1986	35 years
LAWRENCE PARK (Pennsylvania)	PA	27,640	5,723	7,160	17,836	5,734	24,985	30,719	21,379	1972	7/23/1980	22 years
LEESBURG PLAZA (Virginia)	VA	28,320	8,184	10,722	16,086	8,184	26,808	34,992	8,981	1967	9/15/1998	35 years
LINDEN SQUARE (Massachusetts)	MA	—	79,382	19,247	47,895	79,269	67,255	146,524	8,188	1960-2008	8/24/2006	35 years
LOEHMANN'S PLAZA (Virginia)	VA	36,621	1,237	15,096	16,655	1,248	31,740	32,988	21,594	1971	7/21/1983	35 years
MELVILLE MALL (New York)	NY	22,115	35,622	32,882	467	35,622	33,349	68,971	4,972	1974	10/16/2006	35 years
MERCER MALL (New Jersey)	NJ	47,270	4,488	70,076	34,007	5,032	103,539	108,571	28,937	1975	10/14/2003	25 - 35 years
MID PIKE PLAZA (Maryland)	MD	—	—	10,335	43,036	7,517	45,854	53,371	9,918	1963	05/18/82 & 10/26/07	50 years
MONTROSE CROSSING (Maryland)	MD	80,000	35,746	105,010	—	35,746	105,010	140,756	38	1960-1979, 1996 & 2011	12/27/2011	35 years
MOUNT VERNON/SOUTH VALLEY/7770 RICHMOND HWY. (Virginia)	VA	10,554	10,068	33,501	35,033	10,204	68,398	78,602	18,116	1972/1966/ 1974	03/31/03, 3/21/03, & 1/27/06	35 years
TOWN CENTER OF NEW BRITAIN (Pennsylvania)	PA	—	1,282	12,285	890	1,262	13,195	14,457	2,392	1969	6/29/2006	35 years
NORTH DARTMOUTH (Massachusetts)	MA	—	27,214	—	(17,846)	9,366	2	9,368	1	2004	8/24/2006	—
NORTHEAST (Pennsylvania)	PA	—	1,152	10,596	11,764	1,153	22,359	23,512	16,130	1959	8/30/1983	35 years
NORTH LAKE COMMONS (Illinois)	IL	—	2,782	8,604	2,770	2,628	11,528	14,156	5,817	1989	4/27/1994	35 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company		Cost Capitalized Subsequent to Acquisition	Gross amount at which carried at close of period			Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Descriptions		Encumbrance	Land	Building and Improvements		Land	Building and Improvements	Total				
OLD KEENE MILL (Virginia)	VA	—	638	998	4,660	638	5,658	6,296	4,637	1968	6/15/1976	33 1/3 years
OLD TOWN CENTER (California)	CA	—	3,420	2,765	28,263	3,420	31,028	34,448	15,821	1962, 1997-1998	10/22/1997	35 years
PAN AM SHOPPING CENTER (Virginia)	VA	—	8,694	12,929	6,941	8,695	19,869	28,564	11,411	1979	2/5/1993	35 years
PENTAGON ROW (Virginia)	VA	52,572	—	2,955	85,934	—	88,889	88,889	31,473	1999 - 2002	1998 & 11/22/10	35 years
PERRING PLAZA (Maryland)	MD	—	2,800	6,461	18,392	2,800	24,853	27,653	18,108	1963	10/1/1985	35 years
PIKE 7 (Virginia)	VA	—	9,709	22,799	3,093	9,653	25,948	35,601	11,464	1968	3/31/1997	35 years
PLAZA EL SEGUNDO (California)	CA	185,568	53,723	164,427	252	53,705	164,697	218,402	19	2006 & 2007	12/30/2011	35 years
QUEEN ANNE PLAZA (Massachusetts)	MA	—	3,319	8,457	3,932	3,319	12,389	15,708	7,237	1967	12/23/1994	35 years
QUINCE ORCHARD PLAZA (Maryland)	MD	—	3,197	7,949	11,976	2,928	20,194	23,122	12,475	1975	4/22/1993	35 years
ROCKVILLE TOWN SQUARE (Maryland)	MD	4,552	—	8,092	36,061	—	44,153	44,153	6,146	2005 - 2007	2006 - 2007	50 years
ROLLINGWOOD APTS. (Maryland)	MD	23,236	552	2,246	5,952	572	8,178	8,750	6,865	1960	1/15/1971	25 years
SAM'S PARK & SHOP (District of Columbia)	DC	—	4,840	6,319	1,642	4,840	7,961	12,801	3,687	1930	12/1/1995	35 years
SANTANA ROW (California)	CA	—	41,969	1,161	537,483	49,725	530,888	580,613	96,342	1999 - 2009, 2011	3/5/1997	40 - 50 years
SAUGUS (Massachusetts)	MA	—	4,383	8,291	1,962	4,383	10,253	14,636	4,262	1976	10/1/1996	35 years
SHIRLINGTON (Virginia)	VA	6,364	9,761	14,808	32,113	5,798	50,884	56,682	15,035	1940, 2006-2008	12/21/1995	35 years
SHOPPERS WORLD (Virginia)	VA	5,407	10,211	18,863	1,884	10,225	20,733	30,958	3,243	1975 - 2001	5/30/2007	35 years
THE SHOPPES AT NOTTINGHAM SQUARE (Maryland)	MD	—	4,441	12,849	32	4,441	12,881	17,322	2,172	2005 - 2006	3/8/2007	35 years
THIRD STREET PROMENADE (California)	CA	—	22,645	12,709	41,625	25,125	51,854	76,979	23,698	1888-2000	1996-2000	35 years
TOWER (Virginia)	VA	—	7,170	10,518	3,382	7,280	13,790	21,070	5,721	1953-1960	8/24/1998	35 years
TOWER SHOPS (Florida)	FL	—	28,823	36,313	6,144	28,823	42,457	71,280	1,821	1990	1/19/2011	35 years

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011
(Dollars in thousands)

COLUMN A		COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
			Initial cost to company			Gross amount at which carried at close of period						
Descriptions		Encumbrance	Land	Building and Improvements	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Total	Accumulated Depreciation and Amortization	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
TROY (New Jersey)	NJ	—	3,126	5,193	20,001	4,028	24,292	28,320	16,545	1966	7/23/1980	22 years
TYSON'S STATION (Virginia)	VA	—	388	453	3,321	475	3,687	4,162	3,116	1954	1/17/1978	17 years
WESTGATE MALL (California)	CA	—	6,319	107,284	4,859	6,319	112,143	118,462	21,847	1960-1966	3/31/2004	35 years
WHITE MARSH PLAZA (Maryland)	MD	9,354	3,478	21,413	134	3,478	21,547	25,025	3,869	1987	3/8/2007	35 years
WHITE MARSH OTHER (Maryland)	MD	—	60,400	1,843	(23,108)	37,260	1,875	39,135	355	1985	3/8/2007	35 years
WILDWOOD (Maryland)	MD	24,295	9,111	1,061	7,962	9,111	9,023	18,134	7,782	1958	5/5/1969	33 1/3 years
WILLOW GROVE (Pennsylvania)	PA	—	1,499	6,643	20,588	1,499	27,231	28,730	19,985	1953	11/20/1984	35 years
WILLOW LAWN (Virginia)	VA	—	3,192	7,723	70,385	7,790	73,510	81,300	43,740	1957	12/5/1983	35 years
WYNNEWOOD (Pennsylvania)	PA	28,168	8,055	13,759	14,805	8,055	28,564	36,619	15,095	1948	10/29/1996	35 years
TOTALS		$ 810,616	$ 919,112	$ 1,517,305	$ 1,998,127	$ 922,595	$ 3,511,949	$ 4,434,544	$ 1,127,588			

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
Three Years Ended December 31, 2011
Reconciliation of Total Cost
(in thousands)

Balance, December 31, 2008	$ 3,673,685
Additions during period	
Acquisitions	34,485
Improvements	93,304
Deduction during period—disposition and retirements of property	(42,240)
Balance, December 31, 2009	3,759,234
Additions during period	
Acquisitions	34,855
Consolidation of VIE	18,311
Improvements	97,129
Deduction during period—disposition and retirements of property	(13,587)
Balance, December 31, 2010	3,895,942
Additions during period	
Acquisitions	439,061
Improvements	147,793
Deconsolidation of VIE	(18,311)
Deduction during period—disposition and retirements of property	(29,941)
Balance, December 31, 2011	$ 4,434,544

(1) For Federal tax purposes, the aggregate cost basis is approximately $3.9 billion as of December 31, 2011.

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
Three Years Ended December 31, 2011
Reconciliation of Accumulated Depreciation and Amortization
(in thousands)

Balance, December 31, 2008	$ 846,258
Additions during period—depreciation and amortization expense	103,698
Deductions during period—disposition and retirements of property	(11,869)
Balance, December 31, 2009	938,087
Additions during period—depreciation and amortization expense	108,261
Deductions during period—disposition and retirements of property	(11,144)
Balance, December 31, 2010	1,035,204
Additions during period—depreciation and amortization expense	114,180
Deductions during period—disposition and retirements of property	(21,796)
Balance, December 31, 2011	$ 1,127,588

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
Year Ended December 31, 2011
(Dollars in thousands)

Column A	Column B	Column C	Column D	Column E	Column F	Column G	Column H
Description of Lien	Interest Rate	Maturity Date	Periodic Paym ent Terms	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages(1)	Principal Amount of Loans Subject to delinquent Principal or Interest
Mortgage on retail buildings in Philadelphia, PA	8% or 10% based on timing of draws, plus participation	May 2021	Interest only monthly; balloon payment due at maturity	$ —	$ 20,113	$ 20,113 (2)	$ —
Mortgage on retail buildings in Philadelphia, PA	10% plus participation	May 2021	Interest only monthly; balloon payment due at maturity	—	9,250	9,250	—
Second Mortgage on hotel building in San Jose, CA	9%	August 2016	Principal and interest; balloon payment due at maturity(3)	35,000 (4)	14,152	11,252	—
Mortgage on restaurant building in Rockville, MD	9%	December 2014	Interest only monthly through January 31, 2011; balloon payment due at maturity(5)	—	3,637	3,637	—
Mortgage on retail building in Norwalk, CT	6%	June 2014	Interest only; balloon payment due at maturity(6)	$ —	$ 11,715	$ 11,715	$ —
				$ 35,000	$ 58,867	$ 55,967	$ —

(1) For Federal tax purposes, the aggregate tax basis is approximately $58.9 million as of December 31, 2011.

(2) This mortgage is available for up to $25.0 million.

(3) This note was amended on August 4, 2006. The amended note decreased the interest from 14% to 9% per annum, and requires monthly payments of principal and interest based on 15-year amortization schedule.

(4) We do not hold the first mortgage loan on this property. Accordingly, the amount of the prior lien at December 31, 2011 is estimated.

(5) Beginning February 1, 2011, the note requires monthly payments of principal and interest based on a 30-year amortization schedule. The borrower has one, three-year extension option with an interest rate of 12% which increases 1% in each subsequent year of the extension term.

(6) The loan is subject to a one year extension option with an interest rate of 7% .

FEDERAL REALTY INVESTMENT TRUST
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE - CONTINUED
Three Years Ended December 31, 2011
Reconciliation of Carrying Amount
(in thousands)

Balance, December 31, 2008	$ 45,780
Additions during period:	
Issuance of loans	2,759
Loan fee	(15)
Deductions during period:	
Collection and satisfaction of loans	(728)
Amortization of discount /loan fee	540
Balance, December 31, 2009	48,336
Additions during period:	
Issuance of loans	14,787
Deductions during period:	
Collection and satisfaction of loans	(464)
Amortization of discount	465
Consolidation of VIE	(18,311)
Balance, December 31, 2010	44,813
Additions during period:	
Issuance of loans	130
Deconsolidation of VIE	18,311
Deductions during period:	
Collection and satisfaction of loans	(7,598)
Amortization of discount	311
Balance, December 31, 2011	$ 55,967

EXHIBIT INDEX

Exhibit No.	Description
3.1	Declaration of Trust of Federal Realty Investment Trust dated May 5, 1999 as amended by the Articles of Amendment of Declaration of Trust of Federal Realty Investment Trust dated May 6, 2004, as corrected by the Certificate of Correction of Articles of Amendment of Declaration of Trust of Federal Realty Investment Trust dated June 17, 2004, as amended by the Articles of Amendment of Declaration of Trust of Federal Realty Investment Trust dated May 6, 2009 (previously filed as Exhibit 3.1 to the Trust's Registration Statement on Form S-3 (File No. 333-160009) and incorporated herein by reference)
3.2	Amended and Restated Bylaws of Federal Realty Investment Trust dated February 12, 2003, as amended October 29, 2003, May 5, 2004, February 17, 2006 and May 6, 2009 (previously filed as Exhibit 3.2 to the Trust's Registration Statement on Form S-3 (File No. 333-160009) and incorporated herein by reference)
4.1	Specimen Common Share certificate (previously filed as Exhibit 4(i) to the Trust's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-07533) and incorporated herein by reference)
4.2	Articles Supplementary relating to the 5.417% Series 1 Cumulative Convertible Preferred Shares of Beneficial Interest (previously filed as Exhibit 4.1 to the Trust's Current Report on Form 8-K filed on March 13, 2007, (File No. 1-07533) and incorporated herein by reference)
4.3	Amended and Restated Rights Agreement, dated March 11, 1999, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 1 to the Trust's Registration Statement on Form 8-A/A filed on March 11, 1999 (File No. 1-07533) and incorporated herein by reference)
4.4	First Amendment to Amended and Restated Rights Agreement, dated as of November 2003, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 4.5 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-07533) and incorporated herein by reference)
4.5	Second Amendment to Amended and Restated Rights Agreement, dated as of March 11, 2009, between the Trust and American Stock Transfer & Trust Company (previously filed as Exhibit 4.3 to the Trust's current Report on Form 8-K (File No. 001-07533) and incorporated herein by reference)
4.6	Indenture dated December 1, 1993 related to the Trust's 7.48% Debentures due August 15, 2026; and 6.82% Medium Term Notes due August 1, 2027; (previously filed as Exhibit 4(a) to the Trust's Registration Statement on Form S-3 (File No. 33-51029), and amended on Form S-3 (File No. 33-63687), filed on December 13, 1993 and incorporated herein by reference)
4.7	Indenture dated September 1, 1998 related to the Trust's 5.65% Notes due 2016; 6.00% Notes due 2012; 6.20% Notes due 2017; 5.40% Notes due 2013; 5.95% Notes due 2014 and the 5.90% Notes due 2020 (previously filed as Exhibit 4(a) to the Trust's Registration Statement on Form S-3 (File No. 333-63619) filed on September 17, 1998 and incorporated herein by reference)
4.8	Pursuant to Regulation S-K Item 601(b)(4)(iii), the Trust by this filing agrees, upon request, to furnish to the Securities and Exchange Commission a copy of other instruments defining the rights of holders of long-term debt of the Trust
10.1	Amended and Restated 1993 Long-Term Incentive Plan, as amended on October 6, 1997 and further amended on May 6, 1998 (previously filed as Exhibit 10.26 to the Trust's Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 1-07533) and incorporated herein by reference)
10.2	* Severance Agreement between the Trust and Donald C. Wood dated February 22, 1999 (previously filed as a portion of Exhibit 10 to the Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-07533) (the "1999 1Q Form 10-Q") and incorporated herein by reference)
10.3	* Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 22, 1999 (previously filed as a portion of Exhibit 10 to the 1999 1Q Form 10-Q and incorporated herein by reference)
10.4	* Amendment to Executive Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 16, 2005 (previously filed as Exhibit 10.12 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 1-07533) (the "2004 Form 10-K") and incorporated herein by reference)

Exhibit No.	Description
10.5	* Split Dollar Life Insurance Agreement dated August 12, 1998 between the Trust and Donald C. Wood (previously filed as a portion of Exhibit 10 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-07533) and incorporated herein by reference)
10.6	* Severance Agreement between the Trust and Jeffrey S. Berkes dated March 1, 2000 (previously filed as a portion of Exhibit 10 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-07533) and incorporated herein by reference)
10.7	* Amendment to Severance Agreement between Federal Realty Investment Trust and Jeffrey S. Berkes dated February 16, 2005 (previously filed as Exhibit 10.17 to the 2004 Form 10-K and incorporated herein by reference)
10.8	2001 Long-Term Incentive Plan (previously filed as Exhibit 99.1 to the Trust's S-8 Registration Number 333-60364 filed on May 7, 2001 and incorporated herein by reference)
10.9	* Health Coverage Continuation Agreement between Federal Realty Investment Trust and Donald C. Wood dated February 16, 2005 (previously filed as Exhibit 10.26 to the 2004 Form 10-K and incorporated herein by reference)
10.10	* Severance Agreement between the Trust and Dawn M. Becker dated April 19, 2000 (previously filed as Exhibit 10.26 to the Trust's 2005 2Q Form 10-Q and incorporated herein by reference)
10.11	* Amendment to Severance Agreement between the Trust and Dawn M. Becker dated February 16, 2005 (previously filed as Exhibit 10.27 to the 2004 Form 10-K and incorporated herein by reference)
10.12	Form of Restricted Share Award Agreement for awards made under the Trust's 2003 Long-Term Incentive Award Program for shares issued out of 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.28 to the 2004 Form 10-K and incorporated herein by reference)
10.13	Form of Restricted Share Award Agreement for awards made under the Trust's Annual Incentive Bonus Program for shares issued out of 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.29 to the 2004 Form 10-K and incorporated herein by reference)
10.14	Form of Option Award Agreement for awards made under the Trust's 2003 Long-Term Incentive Award Program for shares issued out of the 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.32 to the 2005 Form 10-K and incorporated herein by reference)
10.15	Amended and Restated 2001 Long-Term Incentive Plan (previously filed as Exhibit 10.34 to the Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (File No. 1-07533) and incorporated herein by reference)
10.16	Change in Control Agreement between the Trust and Andrew P. Blocher dated February 12, 2007 (previously filed as Exhibit 10.27 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 1-07533) and incorporated herein by reference)
10.17	* Amendment to Severance Agreement between the Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.26 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-07533) ("the 2008 Form 10-K") and incorporated herein by reference)
10.18	* Second Amendment to Executive Agreement between the Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.27 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.19	* Amendment to Health Coverage Continuation Agreement between the Trust and Donald C. Wood dated January 1, 2009 (previously filed as Exhibit 10.28 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.20	* Second Amendment to Severance Agreement between the Trust and Jeffrey S. Berkes dated January 1, 2009 (previously filed as Exhibit 10.29 to the Trust's 2008 Form 10-K and incorporated herein by reference)

Exhibit No.	Description
10.21	* Second Amendment to Severance Agreement between the Trust and Dawn M. Becker dated January 1, 2009 (previously filed as Exhibit 10.30 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.22	Amendment to Change in Control Agreement between the Trust and Andrew P. Blocher dated January 1, 2009 (previously filed as Exhibit 10.31 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.23	Amendment to Stock Option Agreements between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.32 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.24	Restricted Share Award Agreement between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.33 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.25	Combined Incentive and Non-Qualified Stock Option Agreement between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.34 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.26	* Severance Agreement between the Trust and Andrew P. Blocher dated February 17, 2009 (previously filed as Exhibit 10.35 to the Trust's 2008 Form 10-K and incorporated herein by reference)
10.27	2010 Performance Incentive Plan (previously filed as Appendix A to the Trust's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders (File No. 01-07533) and incorporated herein by reference)
10.28	Amendment to 2010 Performance Incentive Plan ("the 2010 Plan") (previously filed as Appendix A to the Trust's Proxy Supplement for the 2010 Annual Meeting of Shareholders (File No. 01-07533) and incorporated herein by reference)
10.29	* Restricted Share Award Agreement between the Trust and Donald C. Wood dated October 12, 2010 (previously filed as Exhibit 10.36 to the Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 01-07533) and incorporated herein by reference)
10.30	Form of Restricted Share Award Agreement for awards made under the Trust's Long-Term Incentive Award Program and the Trust's Annual Incentive Bonus Program and basic awards with annual vesting for shares issued out of the 2010 Plan (previously filed as Exhibit 10.34 to the Trust's Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 1-07533) (the "2010 Form 10-K") and incorporated herein by reference)
10.31	Form of Restricted Share Award Agreement for long-term vesting and retention awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (previously filed as Exhibit 10.35 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)
10.32	Form of Restricted Share Award Agreement for front loaded awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (previously filed as Exhibit 10.36 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)
10.33	Form of Performance Share Award Agreement for shares awarded out of the 2010 Plan (previously filed as Exhibit 10.37 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)
10.34	Form of Option Award Agreement for awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (previously filed as Exhibit 10.38 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)
10.35	Form of Option Award Agreement for front loaded awards made under the Trust's Long-Term Incentive Award Program for shares issued out of the 2010 Plan (previously filed as Exhibit 10.39 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)
10.36	Form of Option Award Agreement for basic options awarded out of the 2010 Plan (previously filed as Exhibit 10.40 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)

Exhibit No.	Description
10.37	Form of Restricted Share Award Agreement, dated as of February 10, 2011, between the Trust and each of Dawn M. Becker, Jeffrey S. Berkes and Andrew P. Blocher (previously filed as Exhibit 10.41 to the Trust's 2010 Form 10-K (File No. 1-07533) and incorporated herein by reference)
10.38	Credit Agreement dated as of July 7, 2011, by and among the Trust, as Borrower, the financial institutions party thereto and their permitted assignees under Section 12.6., as Lenders, Wells Fargo Bank, National Association, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, Wells Fargo Securities, LLC, as a Lead Arranger and Book Manager, and PNC Capital Markets LLC, as a Lead Arranger and Book Manager (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K (File No. 1-07533), filed on July 11, 2011 and incorporated herein by reference)
10.39	Credit Agreement dated as of November 22, 2011, by and among the Trust, as Borrower, the financial institutions party thereto and their permitted assignees under Section 12.6., as Lenders, PNC Bank, National Association, as Administrative Agent, Capital One, N.A., as Syndication Agent, PNC Capital Markets, LLC, as a Lead Arranger and Book Manager, and Capital One, N.A., as a Lead Arranger and Book Manager (previously filed as Exhibit 10.1 to the Trust's Current Report on Form 8-K (File No. 1-07533), filed on November 28, 2011 and incorporated herein by reference)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer (filed herewith)
31.2	Rule 13a-14(a) Certification of Chief Financial Officer (filed herewith)
32.1	Section 1350 Certification of Chief Executive Officer (filed herewith)
32.2	Section 1350 Certification of Chief Financial Officer (filed herewith)
101	The following materials from Federal Realty Investment Trust's Quarterly Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Operations, (3) the Consolidated Statement of Shareholders' Equity, (4) the Consolidated Statements of Cash Flows, and (5) Notes to Consolidated Financial Statements that have been detail tagged.

* Management contract or compensatory plan required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

CERTIFICATION

I, Donald C. Wood, certify that:

1) I have reviewed this annual report on Form 10-K of Federal Realty Investment Trust;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of trustees (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 15, 2012

/s/ Donald C. Wood

Donald C. Wood,
President, Chief Executive Officer and Trustee
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, *Andrew P. Blocher*, certify that:

1) I have reviewed this annual report on Form 10-K of Federal Realty Investment Trust;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of trustees (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 15, 2012

/s/ Andrew P. Blocher

Andrew P. Blocher,
Senior Vice President -
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Donald C. Wood, the President and Chief Executive Officer of Federal Realty Investment Trust (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 10-K for the period ended December 31, 2011 (the "Report"). The undersigned hereby certifies, to the best of his knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 15, 2012

/s/ Donald C. Wood

Donald C. Wood,
President, Chief Executive Officer and Trustee
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Andrew P. Blocher, the Senior Vice President and Chief Financial Officer and Treasurer of Federal Realty Investment Trust (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Annual Report on Form 10-K for the period ended December 31, 2011 (the "Report"). The undersigned hereby certifies, to the best of his knowledge, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 15, 2012

/s/ Andrew P. Blocher

Andrew P. Blocher,
Senior Vice President -
Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

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CORPORATE INFORMATION

CORPORATE OFFICE

1626 EAST JEFFERSON STREET
ROCKVILLE, MD 20852-4041
(301) 998-8100
(301) 998-3700 FAX

GENERAL COUNSEL

PILLSBURY WINTHROP SHAW PITTMAN LLP
WASHINGTON, D.C.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

GRANT THORNTON LLP
MCLEAN, VA

TRANSFER AGENT AND REGISTRAR

AMERICAN STOCK TRANSFER & TRUST COMPANY
6201 15TH AVENUE
BROOKLYN, NY 11219
(718) 921-8200
(800) 937-5449
www.amstock.com

COMMON STOCK LISTING

NEW YORK STOCK EXCHANGE
SYMBOL: FRT

MEMBERSHIPS

INTERNATIONAL COUNCIL OF SHOPPING CENTERS
NATIONAL ASSOCIATION OF REAL ESTATE INVESTMENT TRUSTS
URBAN LAND INSTITUTE

CORPORATE GOVERNANCE

THE TRUST'S CORPORATE GOVERNANCE GUIDELINES AND THE CHARTERS FOR THE AUDIT COMMITTEE, THE COMPENSATION COMMITTEE, AND THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE ARE AVAILABLE IN THE INVESTORS SECTION OF OUR WEB SITE AT WWW.FEDERALREALTY.COM.

ANNUAL CEO CERTIFICATION

IN 2011, WE FILED WITH THE NEW YORK STOCK EXCHANGE THE CERTIFICATION OF OUR CHIEF EXECUTIVE OFFICER THAT IS REQUIRED BY SECTION 303A.12(A) OF THE NYSE LISTED COMPANY MANUAL. THE CERTIFICATION WAS FILED WITHOUT ANY QUALIFICATIONS.

AUTOMATIC CASH INVESTMENT AND DIRECT DEPOSIT

FEDERAL REALTY OFFERS AUTOMATIC CASH INVESTMENT, THE OPTION TO AUTOMATICALLY WITHDRAW FUNDS FROM A CHECKING/SAVINGS OR OTHER BANK ACCOUNT TO PURCHASE ADDITIONAL SHARES OF FRT ON THE 1ST AND 15TH OF EACH MONTH. FEDERAL REALTY ALSO OFFERS SHAREHOLDERS THE OPTION TO DIRECTLY DEPOSIT THEIR DIVIDENDS. TO SIGN UP FOR AUTOMATIC CASH INVESTMENT OR DIRECT DEPOSIT, PLEASE CALL (800) 937-5449 OR VISIT WWW.AMSTOCK.COM.

PROPERTY WEB SITES

BELOW IS A LIST OF FEDERAL REALTY PROPERTIES THAT HAVE THEIR OWN WEB SITES.

ASSEMBLY ROW: www.assemblyrow.com
BARRACKS ROAD: www.barracksroad.com
BETHESDA ROW: www.bethesdarow.com and www.upstairsbethesda.com
CONGRESSIONAL PLAZA: www.congressionalplaza.com and www.crestatcongressional.com
DEL MAR VILLAGE: www.shopsatdelmar.com
EASTGATE: www.shoppingeastgate.com
ESCONDIDO PROMENADE: www.escondidopromenade.com
KINGS COURT: www.kingscourtlg.com
LAUREL SHOPPING CENTER: www.laurelshoppingcenter.com
LINDEN SQUARE: www.shoplindensquare.com
OLD TOWN CENTER: www.shopsatoldtowncenter.com
PIKE & ROSE: www.pikeandrose.com
PENTAGON ROW: www.pentagonrow.com
PLAZA EL SEGUNDO: www.plazaelsegundo.com
ROCKVILLE TOWN SQUARE: www.rockvilletownsquare.com
SANTANA ROW: www.santanarow.com
SHOPS AT WILLOW LAWN: www.willowlawn.com
THE AVENUE AT WHITE MARSH: www.theavenueatwhitemarsh.com
VILLAGE AT SHIRLINGTON: www.villageatshirlington.com
WESTGATE MALL: www.shopsatwestgatemall.com
WILDWOOD SHOPPING CENTER: www.shopsatwildwood.com
WYNNEWOOD: www.shopsatwynnewood.com

INVESTOR RELATIONS CONTACT

YOU MAY COMMUNICATE DIRECTLY WITH FEDERAL REALTY'S INVESTOR RELATIONS DEPARTMENT VIA TELEPHONE AT (800) 658-8980 OR BY E-MAIL AT IR@FEDERALREALTY.COM.

BOARD OF TRUSTEES



LOCATIONS

2011

CORPORATE HEADQUARTERS

1626 EAST JEFFERSON STREET
ROCKVILLE, MD 20852-4041
T 301.998.8100
F 301.998.3700

REGIONAL OFFICES

Boston
5 MIDDLESEX AVENUE, SUITE 401
SOMERVILLE, MA 02145
T 617.684.1500
F 617.623.3601

Los Angeles
2041 ROSECRANS AVENUE, SUITE 245
EL SEGUNDO, CA 90245
T 310.414.5280
F 310.333.0766

Philadelphia
50 EAST WYNNEWOOD ROAD, SUITE 200
WYNNEWOOD, PA 19096
T 610.896.5870
F 610.896.5876

San Jose
3055 OLIN AVENUE, SUITE 2100
SAN JOSE, CA 95128-2069
T 408.551.4600
F 408.551.4616

South Florida
7015 BERACASA WAY, SUITE 204
BOCA RATON, FL 33433
T 561.347.6522
F 561.368.6223

federalrealty.com



FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C102440

1962

FIFTY YEARS PROVEN

Federal Realty
INVESTMENT TRUST

